As filed with the Securities and Exchange Commission on October 23, 2007
Registration No. 333-144405

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 6 TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ULTA SALON, COSMETICS & FRAGRANCE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	5999f	36-3685240
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1135 Arbor Drive
Romeoville, Illinois 60446
(630) 226-0020
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lynelle P. Kirby
President, Chief Executive Officer and Director
Ulta Salon, Cosmetics & Fragrance, Inc.
1135 Arbor Drive
Romeoville, Illinois 60446
(630) 226-0020
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher D. Lueking, Esq.	Leland Hutchinson, Esq.
Latham & Watkins LLP	Winston & Strawn LLP
233 S. Wacker Drive, Suite 5800	35 W. Wacker Drive
Chicago, Illinois 60606	Chicago, Illinois 60601
(312) 876-7700	(312) 558-5600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities	Aggregate	Registration
to be Registered	Offering Price(1)	Fee(2)
Common Stock, par value $.0158 per share	$176,770,710	$5,428
Preferred stock purchase rights(3)	—	—

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes shares of common stock subject to the underwriters’ option.

(2)	Prior to this filing, the Registrant has paid an aggregate filing fee of $4,594 with respect to the registration of common stock with a proposed maximum aggregate offering price of $149,612,072. Concurrently with the filing of this Amendment No. 6 to the Registration Statement, the Registrant has transmitted $834, representing the additional filing fee payable with respect to the $27,158,638 increase in the proposed maximum aggregate offering price set forth herein.

(3)	The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred stock purchase rights, if any, is reflected in the offering price of the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 23, 2007

Prospectus

8,539,648 shares

Common stock

This is an initial public offering of shares of common stock of Ulta Salon, Cosmetics & Fragrance, Inc. We are selling 7,666,667 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 872,981 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $17.00 and $18.00 per share.

We are applying to have our common stock listed on The NASDAQ Global Select Market under the symbol “ULTA.”

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to ULTA, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,280,947 additional shares of common stock to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on          , 2007.

JPMorgan	Wachovia Securities

Thomas Weisel Partners LLC
Cowen and Company
Piper Jaffray

          , 2007

the STORE ON
EVERYONE'S LIPS
(the SALON on everyone's list)

salon color cut style
prestige cosmetics
RED EARTH
RED EARTH
REVLON

ULTA
BEAUTY

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless the context requires otherwise, the words “ULTA,” “we,” “company,” “us” and “our” refer to Ulta Salon, Cosmetics & Fragrance, Inc. For purposes of this prospectus, the term “stockholder” shall refer to the holders of our common stock.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the “Risk factors” section and our consolidated financial statements and the related notes included in this prospectus before making an investment in our common stock. In this prospectus, our fiscal years ended January 29, 2000, February 3, 2001, February 2, 2002, February 1, 2003, January 31, 2004, January 29, 2005, January 28, 2006, February 3, 2007 and February 2, 2008 are referred to as fiscal 1999, 2000, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, respectively.

Our company

We are the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services in the United States. We focus on providing affordable indulgence to our customers by combining the product breadth, value and convenience of a beauty superstore with the distinctive environment and experience of a specialty retailer. Key aspects of our business include:

One-Stop Shopping.  We offer a unique combination of over 21,000 prestige and mass beauty products across the categories of cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools, as well as salon haircare products. We also offer a full-service salon in all of our stores.

Our Value Proposition.  We focus on delivering a compelling value proposition to our customers. For example, we run frequent promotions and gift certificates for our mass brands, gift-with-purchase offers and multi-product gift sets for our prestige brands, and a comprehensive customer loyalty program.

An Off-Mall Location.  We are conveniently located in high-traffic, off-mall locations, and our typical store is approximately 10,000 square feet, including a salon of approximately 950 square feet. As of August 4, 2007, we operated 211 stores across 26 states.

In addition to these fundamental elements of a beauty superstore, we strive to offer an uplifting shopping experience through what we refer to as “The Four E’s”: Escape, Education, Entertainment and Esthetics.

Escape.  We strive to offer our customer a timely escape without the intimidating, commission-oriented and brand-dedicated sales approach that we believe is found in most department stores and with a level of service that we believe is typically unavailable in drug stores and mass merchandisers.

Education.  We staff our stores with a team of well-trained beauty consultants and professionally licensed estheticians and stylists whose mission is to educate, inform and advise our customers regarding their beauty needs.

Entertainment.  Our catalogs are invitations for our customers to come to ULTA to play, touch, test, learn and explore. We further enhance the shopping experience through live demonstrations, customer makeovers and in-store videos.

Esthetics.  Our store design features sleek, modern lines, wide aisles that make the store easy to navigate and pleasant lighting to create a luxurious and welcoming environment.

We were founded in 1990 as a discount beauty retailer at a time when prestige, mass and salon products were sold through distinct channels—department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional hair care products. When Lyn Kirby, our current President and Chief Executive Officer, joined us in December 1999, we embarked on a multi-year strategy to transform ULTA into the shopping experience it is today. Based on our consumer research and surveys, we pioneered what we believe to be our unique combination of beauty superstore and specialty store attributes. In October 2005, Ms. Kirby was recognized by Cosmetics Executive Women (CEW) with a 2005 Achiever Award for achievement in the beauty industry. In May 2007, we received a 2007 Hot Retailer Award from the International Council of Shopping Centers (ICSC) for being an innovative retail concept.

We believe our strategy provides us with competitive advantages that have contributed to our strong financial performance, including the achievement of 30 consecutive quarters of positive comparable store sales growth since fiscal 2000 and a 20.3% and 51.6% compounded annual growth rate in net sales and net income, respectively, from fiscal 1999 to fiscal 2006.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continuing success:

Differentiated merchandising strategy with broad appeal.  We believe our broad selection of merchandise across categories, price points and brands in one retail format offers a unique shopping experience for our customers.

Our unique customer experience.  We combine the value and convenience of a beauty superstore with the distinctive environment and experience of a specialty retailer.

Retail format poised to benefit from shifting channel dynamics.   We are capitalizing on the shift in how manufacturers distribute and customers purchase products in the $75 billion beauty products and salon services industry by offering an off-mall, service-oriented specialty retail concept with a comprehensive product selection.

Loyal and active customer base.  We utilize our valuable proprietary database of approximately six million customer loyalty program members to drive traffic, better understand our customers’ purchasing patterns and support new store site selection.

Strong vendor relationships across product categories.  We believe our over 300 vendor relationships, which span the three distinct beauty categories of prestige, mass and salon, and have taken years to develop, create a significant impediment for other retailers to replicate our model.

Experienced management team.  Our senior management team averages over 25 years of combined beauty and retail experience and brings a creative merchandising approach and a disciplined operating philosophy to our business.

Growth strategy

We intend to expand our presence as a leading retailer of beauty products and salon services by:

•	Growing our store base to our long-term potential of over 1,000 stores.

•	Increasing our sales and profitability by expanding our prestige brand offerings.

•	Improving our profitability by leveraging our fixed costs.

•	Continuing to enhance our brand awareness to generate sales growth.

•	Driving increased customer traffic to our salons.

•	Expanding our online business.

Risks relating to our company

Investing in our common stock involves a high degree of risk. In particular, we may not be able to successfully implement our growth strategy or capitalize on our competitive strengths. Additionally:

•	We may be unable to compete effectively in our highly competitive markets.

•	If we are unable to gauge beauty trends and react to changing consumer preferences in a timely manner, our sales will decrease.

•	Our failure to retain our existing senior management team and to continue to attract qualified new personnel could adversely affect our business.

•	We intend to continue to open new stores, which could strain our resources and have a material adverse effect on our business and financial performance.

•	The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure.

•	Any material disruption of our information systems could negatively impact financial results and materially adversely affect our business operations.

If any of the foregoing events or circumstances occur, an investment in our common stock may be impaired. You should read “Risk factors” beginning on page 9 for a more complete discussion of certain factors you should consider together with all other information included in this prospectus before making an investment decision.

Company information

We were incorporated in Delaware on January 9, 1990 under the name “R.G. Trends Corporation.” On June 7, 1990, we changed our name to “Ulta3, Inc.,” on February 7, 1992, we changed our name to “Ulta3 The Cosmetic Savings Store, Inc.,” on July 12, 1995, we changed our name to “Ulta3 Cosmetics & Salon, Inc.,” and on July 29, 1999, we changed our name to “Ulta Salon, Cosmetics & Fragrance, Inc.” Our principal executive offices are located at 1135

Arbor Drive, Romeoville, Illinois 60446 and our telephone number is (630) 226-0020. Our primary website is www.ulta.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

ULTAtm, our logo, Basically Utm, Formativtm, Ulta 3tm, Ulta 3 and designtm, Ulta 3 Beauty Clubtm, Ulta 3 Cosmetics Savings Storetm, Ulta 3 Salon Cosmetics Fragrance designtm, Ulta 3 The Ultimate Beauty Storetm, Ulta Beautytm, Ulta Salon-Cosmetics-Fragrancetm, Ulta Salon-Cosmetics-Fragrance and designtm, Ulta.comtm and What a Woman Wantstm are our trademarks. All service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ service marks, trademarks or trade names or to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by these other parties.

The offering

Common stock offered by us	7,666,667 shares

Common stock offered by the selling stockholders	872,981 shares

Common stock to be outstanding after the offering	56,673,125 shares

Use of proceeds	We intend to use the net proceeds of approximately $121.2 million from this offering to pay in full the approximately $93.4 million of accumulated dividends in arrears on our preferred stock and the approximately $4.8 million redemption price of the Series III preferred stock, and to use any remaining proceeds to reduce our borrowings under our third amended and restated loan and security agreement. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Dividends	We have never paid any dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend policy.”

Preferred stock purchase rights	Each share of common stock offered hereby will have associated with it one preferred stock purchase right under the stockholder rights agreement which we intend to adopt in connection with this offering. Each of these rights will entitle its holder to purchase one one-thousandth of a share of Series A junior participating preferred stock at a purchase price specified in the stockholder rights agreement under the circumstances provided therein. See “Description of capital stock—Stockholder rights agreement.”

Proposed NASDAQ Global Select Market symbol	“ULTA”

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase our common stock.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	a 0.632-for-1 reverse split of our common stock, which became effective on October 22, 2007, resulting in 7,482,453 shares outstanding as of August 4, 2007;

•	the conversion of all outstanding shares of our Series I, Series II, Series IV, Series V and Series V-1 preferred stock into an aggregate of 41,524,005 shares of common stock effective upon the consummation of this offering pursuant to the terms of our restated certificate of incorporation;

•	the redemption of all outstanding shares of our Series III preferred stock effective upon the consummation of this offering for an aggregate of approximately $4.8 million pursuant to the terms of our restated certificate of incorporation; and

•	no exercise by the underwriters of their option to purchase 1,280,947 additional shares of common stock to cover over-allotments.

The number of shares of common stock to be outstanding after this offering is based on 7,482,453 shares of post-split common stock and 41,524,005 shares of common stock issuable upon the conversion of our preferred stock, but excludes:

•	538,029 shares of common stock issuable upon exercise of outstanding options under our Second Amended and Restated Restricted Stock Option Plan, as amended, or the Old Plan, at a weighted average exercise price of $0.78 per share. No further awards will be made under the Old Plan; and

•	4,110,664 shares of common stock issuable upon exercise of outstanding options under our 2002 Equity Incentive Plan, or the 2002 Plan, at a weighted average exercise price of $6.79.

Summary consolidated financial information

The following table sets forth our summary consolidated financial data for the periods indicated. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The following summary consolidated balance sheet data as of January 28, 2006 and February 3, 2007 and the summary consolidated income statement data for each of the three fiscal years ended January 29, 2005, January 28, 2006 and February 3, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of August 4, 2007 and the summary consolidated statement of operations data for the six months ended July 29, 2006 and August 4, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of January 29, 2005 has been derived from our audited consolidated financial statements not included in this prospectus. The selected balance sheet data as of July 29, 2006 has been derived from our unaudited consolidated financial statements that are not included in this prospectus. Our unaudited summary consolidated financial data as of July 29, 2006 and August 4, 2007 and for the six months then ended, has been prepared on the same basis as the annual audited consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

	Fiscal year ended(1)			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands, except per share and per square foot data)	2005	2006	2007	2006	2007

Consolidated income statement data:
Net sales(2)	$491,152	$579,075	$755,113	$322,026	$394,562
Cost of sales	346,585	404,794	519,929	221,906	276,017

Gross profit	144,567	174,281	235,184	100,120	118,545
Selling, general, and administrative expenses	121,999	140,145	188,000	80,921	99,170
Pre-opening expenses	4,072	4,712	7,096	2,427	4,570

Operating income	18,496	29,424	40,088	16,772	14,805
Interest expense	2,835	2,951	3,314	1,457	2,158

Income before income taxes	15,661	26,473	36,774	15,315	12,647
Income tax expense	6,201	10,504	14,231	6,051	5,122

Net income	$9,460	$15,969	$22,543	$9,264	$7,525

Net income (loss) per share:
Basic	$(0.70)	$0.74	$1.38	$0.48	$(0.01)
Diluted	$(0.70)	$0.33	$0.45	$0.19	$(0.01)
Weighted average number of shares:
Basic	3,180,611	4,094,233	5,770,601	4,823,169	7,289,310
Diluted	3,180,611	48,196,240	49,920,577	48,850,350	7,289,310

	Fiscal year ended(1)			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands, except per share and per square foot data)	2005	2006	2007	2006	2007

Other operating data:
Comparable store sales increase(3)	8.0%	8.3%	14.5%	12.9%	7.8%
Number of stores end of period	142	167	196	177	211
Total square footage end of period	1,464,330	1,726,563	2,023,305	1,826,723	2,183,595
Total square footage per store(4)	10,312	10,339	10,323	10,320	10,349
Average total square footage(5)	1,374,005	1,582,935	1,857,885	1,710,371	2,029,412
Net sales per average total square foot(6)	$357	$366	$398	$375	$400
Capital expenditures	34,807	41,607	62,331	18,370	42,889
Depreciation and amortization	18,304	22,285	29,736	12,241	19,103

Consolidated balance sheet data:
Cash and cash equivalents	$3,004	$2,839	$3,645	$3,116	$3,165
Working capital	69,955	76,473	88,105	76,613	74,681
Property and equipment, net	114,912	133,003	162,080	138,209	196,919
Total assets	253,425	282,615	338,597	298,796	397,594
Total debt(7)	47,008	50,173	55,529	59,864	93,618
Total stockholders’ equity	105,308	123,015	148,760	133,583	161,007

(1)	Our fiscal year-end is the Saturday closest to January 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years.

(2)	Fiscal 2006 was a 53-week operating year and the 53rd week represented approximately $16.4 million in net sales.

(3)	Comparable store sales increase reflects sales for stores beginning on the first day of the 14th month of operation. Remodeled stores are included in comparable store sales unless the store was closed for a portion of the current or comparable prior period.

(4)	Total square footage per store is calculated by dividing total square footage at end of period by number of stores at end of period.

(5)	Average total square footage represents a weighted average which reflects the effect of opening stores in different months throughout the period.

(6)	Net sales per average total square foot was calculated by dividing net sales for the trailing 12-month period by the average square footage for those stores open during each period. The fiscal 2006 and the six months ended August 4, 2007 net sales per average total square foot amounts were adjusted to exclude the net sales effects of the 53rd week.

(7)	Total debt includes approximately $4.8 million related to the Series III redeemable preferred stock, which is presented between the liabilities section and the equity section of our consolidated balance sheet for all periods presented.

Risk factors

Investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider the following risks and all of the other information contained in this prospectus before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations or future growth could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

Risks related to our business

We may be unable to compete effectively in our highly competitive markets.

The markets for beauty products and salon services are highly competitive with few barriers to entry. We compete against a diverse group of retailers, both small and large, including regional and national department stores, specialty retailers, drug stores, mass merchandisers, high-end and discount salon chains, locally owned beauty retailers and salons, Internet businesses, catalog retailers and direct response television, including television home shopping retailers and infomercials. We believe the principal bases upon which we compete are the quality of merchandise, our value proposition, the quality of our customers’ shopping experience and the convenience of our stores as one-stop destinations for beauty products and salon services. Many of our competitors are, and many of our potential competitors may be, larger and have greater financial, marketing and other resources and therefore may be able to adapt to changes in customer requirements more quickly, devote greater resources to the marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can. As a result, we may lose market share, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to gauge beauty trends and react to changing consumer preferences in a timely manner, our sales will decrease.

We believe our success depends in substantial part on our ability to:

•	recognize and define product and beauty trends;

•	anticipate, gauge and react to changing consumer demands in a timely manner;

•	translate market trends into appropriate, saleable product and service offerings in our stores and salons in advance of our competitors;

•	develop and maintain vendor relationships that provide us access to the newest merchandise on reasonable terms; and

•	distribute merchandise to our stores in an efficient and effective manner and maintain appropriate in-stock levels.

If we are unable to anticipate and fulfill the merchandise needs of the regions in which we operate, our net sales may decrease and we may be forced to increase markdowns of slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to retain our existing senior management team and continue to attract qualified new personnel, such failure could have a material adverse effect on our business, financial condition and results of operations.

Our business requires disciplined execution at all levels of our organization. This execution requires an experienced and talented management team. Ms. Kirby, our President and Chief Executive Officer since December 1999, is of key importance to our business, including her relationships with our vendors and influence on our sales and marketing. If we lost Ms. Kirby’s services or if we were to lose the benefit of the experience, efforts and abilities of other key executive and buying personnel, it could have a material adverse effect on our business, financial condition and results of operations. We have entered into employment agreements with Ms. Kirby and Mr. Barkus, our Chief Operating Officer, expiring in February 2008 and February 2009, respectively. For more information on our management team and their employment agreements and severance agreements, see “Management.” Furthermore, our ability to manage our retail expansion will require us to continue to train, motivate and manage our associates and to attract, motivate and retain additional qualified managerial and merchandising personnel and store associates. Competition for this type of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.

We intend to continue to open new stores, which could strain our resources and have a material adverse effect on our business and financial performance.

Our continued and future growth largely depends on our ability to successfully open and operate new stores on a profitable basis. During 2006, we opened 31 new stores, and we are on track to open approximately 50 new stores in 2007. We intend to continue to grow our number of stores for the foreseeable future, and believe we have the long-term potential to grow our store base to over 1,000 stores in the United States over the next 10 years. During fiscal 2006, the average investment required to open a typical new store was approximately $1.4 million. This continued expansion could place increased demands on our financial, managerial, operational and administrative resources. For example, our planned expansion will require us to increase the number of people we employ as well as to monitor and upgrade our management information and other systems and our distribution infrastructure. These increased demands and operating complexities could cause us to operate our business less efficiently, have a material adverse effect on our operations and financial performance and slow our growth.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition and results of operations.

We currently operate a single distribution facility (including an overflow facility), which houses the distribution operations for ULTA retail stores together with the order fulfillment operations of our Internet business. We have identified the need for a second distribution facility, which we expect will be operational in the first half of 2008, as well as the need to upgrade our existing information systems in order to support the addition of the second distribution facility. If we are unable to successfully implement the expansion of our distribution infrastructure and upgrade of our information systems, the efficient flow of our merchandise could be disrupted. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future.

Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition and results of operations.

Any significant interruption in the operations of our single distribution facility could disrupt our ability to deliver merchandise to our stores in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

We currently distribute products to our stores from only one distribution facility, without supplementing such deliveries with direct-to-store arrangements from vendors or wholesalers. This dependence on one distribution facility, combined with the fact that we are a retailer carrying approximately 21,000 beauty products that change on a regular basis in response to beauty trends, makes the success of our operations particularly vulnerable to disruptions in our distribution system. Any significant interruption in the operation of our distribution infrastructure, including an interruption caused by our failure to successfully open our second distribution facility in the first half of 2008 or events beyond our control, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping problems, could drastically reduce our ability to receive and process orders and provide products and services to our stores. Given our merchandising strategy and our dependence on only one distribution facility, this could result in lost sales and a loss of customer loyalty, which could have a material adverse effect on our business, financial condition and results of operations.

Any material disruption of our information systems could negatively impact financial results and materially adversely affect our business operations.

We are increasingly dependent on a variety of information systems to effectively manage the operations of our growing store base and fulfill customer orders from our Internet business. In addition, we have identified the need to expand and upgrade our information systems to support recent and expected future growth, including the planned opening of our second distribution facility in the first half of 2008. As part of this planned expansion of our information systems, we expect to construct a new data center and modify our warehouse management system software to support our second distribution facility. Any interruption during the transition of our information systems to the new data center and the modification of our warehouse management system software could have a material adverse effect on our business, financial condition and results of operations. The failure of our information systems to perform as designed, including the failure of our warehouse management software system to operate as expected during the holiday season or to support our planned second distribution facility, could have an adverse effect on our business and results of our operations. Any material disruption of our systems could disrupt our ability to track, record and analyze the merchandise that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and credit card transactions, and our ability to receive and process Internet orders or engage in normal business activities. Moreover, security breaches or leaks of proprietary information, including leaks of customers’ private data, could result in liability, decrease customer confidence in our company, and weaken our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Our Internet operations, while relatively small, are increasingly important to our business. We plan to go live with a new version of our website in the first half of 2008 or earlier. In addition to changing consumer preferences and buying trends relating to Internet usage, the re-launch of our website will occur before a peak holiday season and before we have had time to conduct full and extensive testing, which makes us particularly vulnerable to website downtime and other technical failures. The re-launch of our website is important to our marketing efforts because the new website will serve as a more effective extension of ULTA’s marketing and prospecting strategies (beyond catalogs, newspaper inserts and national advertising) by better exposing potential new customers to the ULTA brand and product offerings. Our failure to successfully respond to these risks and uncertainties could reduce Internet sales and damage our brand’s reputation.

A downturn in the economy may affect consumer purchases of discretionary items such as prestige beauty products and premium salon services, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability and cash flows.

We appeal to a wide demographic consumer profile and offer a broad selection of prestige beauty products at higher price points than mass beauty products. We also offer a wide selection of premium salon services. A downturn in the economy could adversely impact consumer purchases of discretionary items such as prestige beauty products and premium salon services. Factors that could affect consumers’ willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability and cash flows.

Increased costs or interruption in our third-party vendors’ overseas sourcing operations could disrupt production, shipment or receipt of some of our merchandise, which would result in lost sales and could increase our costs.

We directly source the majority of our gift-with-purchase and other promotional products through third-party vendors using foreign factories. In addition, many of our vendors use overseas sourcing to varying degrees to manufacture some or all of their products. Any event causing a sudden disruption of manufacturing or imports from such foreign countries, including the imposition of additional import restrictions, unanticipated political changes, increased customs duties, legal or economic restrictions on overseas suppliers’ ability to produce and deliver products, and natural disasters, could materially harm our operations. We have no long-term supply contracts with respect to such foreign-sourced items, many of which are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from such countries. Our business is also subject to a variety of other risks generally associated with sourcing goods from abroad, such as political instability, disruption of imports by labor disputes and local business practices.

Our sourcing operations may also be hurt by health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur overseas or acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices and incur increased costs.

Recent volatility in the global oil markets has resulted in rising fuel and freight prices, which many shipping companies are passing on to their customers. Our shipping costs have increased, and these costs may continue to increase. We may be unable to pass these increased costs on to our customers, which will reduce our profitability. Additionally, recent increased demand for shipping capacity between the United States and Asia will further increase our costs for merchandise sourced from Asia, which could have a material adverse effect on our business, financial condition and results of operations.

A reduction in traffic to, or the closing of, the other destination retailers in the shopping areas where our stores are located could significantly reduce our sales and leave us with unsold inventory, which could have a material adverse effect on our business, financial condition and results of operations.

As result of our real estate strategy, most of our stores are located in off-mall shopping areas known as power centers or lifestyle centers, which also accommodate other well-known destination retailers. Power centers typically contain three to five big-box anchor stores along with a variety of smaller specialty tenants, while lifestyle centers typically contain a variety of high-end destination retailers but no large anchor stores. As a consequence of most of our stores being located in such shopping areas, our sales are derived, in part, from the volume of traffic generated by the other destination retailers and the anchor stores in the lifestyle centers and power centers where our stores are located. Customer traffic to these shopping areas may be adversely affected by the closing of such destination retailers or anchor stores, or by a reduction in traffic to such stores resulting from a regional economic downturn, a general downturn in the local area where our store is located, or a decline in the desirability of the shopping environment of a particular power center or lifestyle center. Such a reduction in customer traffic would reduce our sales and leave us with excess inventory, which could have a material adverse effect on our business, financial condition and results of operations. We may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which would further decrease our gross profits and net income.

Diversion of exclusive salon products, or a decision by manufacturers of exclusive salon products to utilize other distribution channels, could negatively impact our revenue from the sale of such products, which could have a material adverse effect on our business, financial condition and results of operations.

The retail products that we sell in our salons are meant to be sold exclusively by professional salons and authorized professional retail outlets. However, incidents of product diversion occur, which involve the selling of salon exclusive haircare products to unauthorized channels such as drug stores, grocery stores or mass merchandisers. Diversion could result in adverse publicity that harms the commercial prospects of our products (if diverted products are old, tainted or damaged), as well as lower product revenues should consumers choose to purchase diverted product from these channels rather than purchasing from one of our salons. Additionally, the various product manufacturers could in the future decide to utilize other distribution channels for such products, therefore widening the availability of these products in other retail channels, which could negatively impact the revenue we earn from the sale of such products.

We rely on our good relationships with vendors to purchase prestige, mass and salon beauty products on reasonable terms. If these relationships were to be impaired, or if certain vendors were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products, either of which could have a material adverse effect on our competitive position, our business and financial performance.

We have no long-term supply agreements or exclusive arrangements with vendors and, therefore, our success depends on maintaining good relationships with our vendors. Our business depends to a significant extent on the willingness and ability of our vendors to supply us with a sufficient selection and volume of products to stock our stores. Some of our prestige vendors may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We also have strategic partnerships with certain core brands, which has allowed us to benefit from the growing popularity of such brands. Any of our other core brands could in the future decide to scale back or end its partnership with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of such products. If we fail to maintain strong relationships with our existing vendors, or fail to continue acquiring and strengthening relationships with additional vendors of beauty products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During fiscal 2006, merchandise supplied to ULTA by our top ten vendors accounted for approximately 35% of our net sales. The loss of or a reduction in the amount of merchandise made available to us by any one of these key vendors, or by any of our other vendors, could have an adverse effect on our business.

If we are unable to protect our intellectual property rights, our brand and reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

We regard our trademarks, trade dress, copyrights, trade secrets, know-how and similar intellectual property as critical to our success. Our principal intellectual property rights include registered trademarks on our name, “ULTA,” copyrights in our website content, rights to our domain name www.ulta.com and trade secrets and know-how with respect to our ULTA branded product formulations, product sourcing, sales and marketing and other aspects of our business. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with certain of our employees, consultants, suppliers and others to protect our proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, or if other parties infringe on our intellectual property rights, our brand and reputation could be impaired and we could lose customers.

If our manufacturers are unable to produce products manufactured uniquely for ULTA, including ULTA branded products and gift-with-purchase and other promotional products, consistent with applicable regulatory requirements, we could suffer lost sales and be required to take costly corrective action, which could have a material adverse effect on our business, financial condition and results of operations.

We do not own or operate any manufacturing facilities and therefore depend upon independent third-party vendors for the manufacture of all products manufactured uniquely for

ULTA, including ULTA branded products and gift-with-purchase and other promotional products. Our third-party manufacturers of ULTA products may not maintain adequate controls with respect to product specifications and quality and may not continue to produce products that are consistent with applicable regulatory requirements. If we or our third-party manufacturers fail to comply with applicable regulatory requirements, we could be required to take costly corrective action. In addition, sanctions under the FDC Act may include seizure of products, injunctions against future shipment of products, restitution and disgorgement of profits, operating restrictions and criminal prosecution. The Food and Drug Administration, or FDA, does not have a pre-market approval system for cosmetics, and we believe we are permitted to market our cosmetics and have them manufactured without submitting safety or efficacy data to the FDA. However, the FDA may in the future determine to regulate our cosmetics or the ingredients included in our cosmetics as drugs. These events could interrupt the marketing and sale of our ULTA products, severely damage our brand reputation and image in the marketplace, increase the cost of our products, cause us to fail to meet customer expectations or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores, any of which could result in lost sales, which could have a material adverse effect on our business, financial condition and results of operations.

We, as well as our vendors, are subject to laws and regulations that could require us to modify our current business practices and incur increased costs, which could have a material adverse effect on our business, financial condition and results of operations.

In our U.S. markets, numerous laws and regulations at the federal, state and local levels can affect our business. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. If we fail to comply with any present or future laws or regulations, we could be subject to future liabilities, a prohibition on the operation of our stores or a prohibition on the sale of our ULTA branded products. In particular, failure to adequately comply with the following legal requirements could have a material adverse effect on our business, financial conditions and results of operations:

•	Our rapidly expanding workforce, growing in pace with our number of stores, makes us vulnerable to changes in labor and employment laws. In addition, changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could hurt our profitability and affect our growth strategy.

•	Our salon business is subject to state board regulations and state licensing requirements for our stylists and our salon procedures. Failure to maintain compliance with these regulatory and licensing requirements could jeopardize the viability of our salons.

•	We operate stores in California, which has enacted legislation commonly referred to as “Proposition 65” requiring that “clear and reasonable” warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity. Although we have sought to comply with Proposition 65 requirements, there can be no assurance that we will not be adversely affected by litigation relating to Proposition 65.

In addition, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our vendors’ products and our ULTA products are subject to extensive regulation by various federal agencies, including the FDA, the Federal Trade Commission, or FTC, and state attorneys general in the United States. If we, our vendors or the manufacturers of our ULTA products fail to comply with those regulations, we could become subject to significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketability of our vendors’ products or our ULTA products, resulting in significant loss of net sales. Our failure to comply with FTC or state regulations that cover our vendors’ products or our ULTA product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise harm the distribution and sale of our products.

As we grow the number of our stores in new cities and states, we are subject to local building codes in an increasing number of local jurisdictions. Our failure to comply with local building codes, and the failure of our landlords to obtain certificates of occupancy in a timely manner, could cause delays in our new store openings, which could increase our store opening costs, cause us to incur lost sales and profits, and damage our public reputation.

Ensuring compliance with local zoning and real estate land use restrictions across numerous jurisdictions is increasingly challenging as we grow the number of our stores in new cities and states. Our store leases generally require us to provide a certificate of occupancy with respect to the interior build-out of our stores (landlords generally provide the certificate of occupancy with respect to the shell of the store and the larger shopping area and common areas), and while we strive to remain in compliance with local building codes relating to the interior build-out of our stores, the constantly increasing number of local jurisdictions in which we operate makes it increasingly difficult to stay abreast of changes in, and requirements of, local building codes and local building and fire inspectors’ interpretations of such building codes. Moreover, our landlords have occasionally been unable, due to the requirements of local zoning laws, to obtain in a timely manner a certificate of occupancy with respect to the shell of our stores and/or the larger shopping centers and/or common areas (which certificate of occupancy is required by local building codes for us to open our store), causing us in some instances to delay store openings. As the number of local building codes and local building and fire inspectors to which we and our landlords are subject increases, we may be increasingly vulnerable to increased construction costs and delays in store openings caused by our or our landlords’ compliance with local building codes and local building and fire inspectors’ interpretations of such building codes, which increased construction costs and/or delays in store openings could increase our store opening costs, cause us to incur lost sales and profits, and damage our public reputation.

Our ULTA products and salon services may cause unexpected and undesirable side effects that could result in their discontinuance or expose us to lawsuits, either of which could result in unexpected costs and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Unexpected and undesirable side effects caused by our ULTA products for which we have not provided sufficient label warnings, or salon services which may have been performed negligently, could result in the discontinuance of sales of our products or of certain salon services or prevent us from achieving or maintaining market acceptance of the affected products and services. Such side effects could also expose us to product liability or negligence lawsuits. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. These events could cause negative publicity regarding our company, brand or products, which could in turn harm our reputation and net sales, which could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend time and money and could prevent us from developing certain aspects of our business operations, which could have a material adverse effect on our business, financial condition and results of operations.

Our technologies, promotional products purchased from third-party vendors, or ULTA products or potential products in development may infringe rights under patents, patent applications, trademark, copyright or other intellectual property rights of third parties in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. Further, if a third party were to bring an intellectual property infringement suit against us, we could be forced to stop or delay development, manufacturing, or sales of the product that is the subject of the suit.

As a result of intellectual property infringement claims, or to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened intellectual property infringement claims, we are unable to enter into licenses on acceptable terms. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. The inability to enter into licenses could harm our business significantly.

In addition to infringement claims against us, we may become a party to other patent or trademark litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office, or USPTO, proceedings before the USPTO’s Trademark Trial and Appeal Board and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to promotional products purchased from third-party vendors or our ULTA branded products and technology. Some of our competitors may be able to sustain the costs of such litigation or proceedings better than us because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could impair our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in the demand for, or the price of, raw materials used to build and remodel our stores could hurt our profitability.

The raw materials used to build and remodel our stores are subject to availability constraints and price volatility caused by weather, supply conditions, government regulations, general economic conditions and other unpredictable factors. As a retailer engaged in an active building and remodeling program, we are particularly vulnerable to increases in construction and remodeling costs. As a result, increases in the demand for, or the price of, raw materials could hurt our profitability.

Increases in costs of mailing, paper and printing will affect the cost of our catalog and promotional mailings, which will reduce our profitability.

Postal rate increases and paper and printing costs affect the cost of our catalog and promotional mailings. In fiscal 2006, approximately 23% of our selling, general, and administrative expenses were attributable to such costs. Recent changes in postal rates resulted in an average 14% increase in the cost of our catalog mailings and a 5% increase in the cost of mailing our newspaper inserts. In response to any future increases in mailing costs, we may consider reducing the number and size of certain catalog editions. In addition, we rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. We are not a party to any long-term contracts for the supply of paper. The cost of paper fluctuates significantly, and our future paper costs are subject to supply and demand forces that we cannot control. Future additional increases in postal rates or in paper or printing costs would reduce our profitability to the extent that we are unable to pass those increases directly to customers or offset those increases by raising selling prices or by reducing the number and size of certain catalog editions.

Our secured revolving credit facility contains certain restrictive covenants that could limit our operational flexibility, including our ability to open stores.

We have a $150 million secured revolving credit facility, or credit facility (expandable under an accordion option to a maximum of $200 million), with a term expiring May 2011. Substantially all of our assets are pledged as collateral for outstanding borrowings under the agreement. Outstanding borrowings bear interest at the prime rate or the Eurodollar rate plus 1.00% up to $100 million and 1.25% thereafter. The credit facility agreement contains usual and customary restrictive covenants relating to our management and the operation of our business. These covenants, among other things, restrict our ability to grant liens on our assets, incur additional indebtedness, pay cash dividends and redeem our stock, enter into transactions with affiliates and merge or consolidate with another entity. These covenants could restrict our operational flexibility, including our ability to open stores, and any failure to comply with these covenants or our payment obligations would limit our ability to borrow under the credit facility and, in certain circumstances, may allow the lenders thereunder to require repayment. For more information regarding our credit facility, see “Description of indebtedness.”

We will need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time, in addition to this offering, we will seek additional equity or debt financing to provide for capital expenditures and working capital consistent with our growth strategy. Based on our current growth strategy, we expect it to be necessary to exercise the $50 million accordion option of our credit facility during fiscal 2008. In addition, if general economic, financial or political conditions in our markets change, or if other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business as well as our belief as to the adequacy of our available sources of capital could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital to meet those needs. If financing is not available on satisfactory terms or at all, we may be unable to execute our growth strategy as planned and our results of operations may suffer.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can periodically certify as to the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm will be required to render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting by the time our annual report for fiscal 2008 is due and thereafter, which will require us to further document and make additional changes to our internal controls over financial reporting. As a result, we have been required to improve our financial and managerial controls, reporting systems and procedures and have incurred and will continue to incur expenses to test our systems and to make such improvements. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Risks related to this offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

The market price of our common stock is likely to fluctuate significantly from time to time in response to factors including:

•	differences between our actual financial and operating results and those expected by investors;

•	fluctuations in quarterly operating results;

•	our performance during peak retail seasons such as the holiday season;

•	market conditions in our industry and the economy as a whole;

•	changes in the estimates of our operating performance or changes in recommendations by any research analysts that follow our stock or any failure to meet the estimates made by research analysts;

•	investors’ perceptions of our prospects and the prospects of the beauty products and salon services industries;

•	the performance of our key vendors;

•	announcements by us, our vendors or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	introductions of new products or new pricing policies by us or by our competitors;

•	recruitment or departure of key personnel; and

•	the level and quality of securities research analyst coverage for our common stock.

In addition, public announcements by our competitors and vendors concerning, among other things, their performance, strategy, or accounting practices could cause the market price of our common stock to decline regardless of our actual operating performance.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which could result in a decline in the price of our common stock.

Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of other factors affect our comparable store sales and quarterly financial performance, including:

•	changes in our merchandising strategy or mix;

•	performance of our new and remodeled stores;

•	the effectiveness of our inventory management;

•	timing and concentration of new store openings, including additional human resource requirements and related pre-opening and other start-up costs;

•	cannibalization of existing store sales by new store openings;

•	levels of pre-opening expenses associated with new stores;

•	timing and effectiveness of our marketing activities, such as catalogs and newspaper inserts;

•	seasonal fluctuations due to weather conditions;

•	actions by our existing or new competitors; and

•	general U.S. economic conditions and, in particular, the retail sales environment.

Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In that event, the price of our common stock would likely decline. For more information on our quarterly results of operations, see “Management’s discussion and analysis of financial condition and results of operations.”

No public market for our common stock currently exists, and we cannot assure you that an active, liquid trading market will develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active, liquid trading market for our common stock may not develop or be sustained following this offering. As a result, you may not be able to sell your shares of our common stock quickly or at the market price. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price and may suffer a loss on your investment.

You will experience an immediate and substantial book value dilution after this offering, and will experience further dilution with the future exercise of stock options.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock based on the historical adjusted net book value per share as of August 4, 2007. Based on an assumed initial public offering price of $17.50 per share (the midpoint of the range set forth on the cover of this prospectus) and our net tangible book value as of August 4, 2007, if you purchase our common stock in this offering you will pay more for your shares than existing stockholders paid for their shares and you will suffer immediate dilution of approximately $14.10 per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

As of August 4, 2007, there were outstanding options to purchase 4,648,693 shares of our common stock, of which 2,032,966 were vested, at a weighted average exercise price for all outstanding options of $6.09 per share. From time to time, we may issue additional options to associates, non-employee directors and consultants pursuant to our equity incentive plans. These options generally vest commencing one year from the date of grant and continue vesting over a four-year period. You will experience further dilution as these stock options are exercised.

Approximately 84% of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price. Upon completion of this offering, we will have 56,673,125 shares of our common stock outstanding. Of these shares, the common stock sold in this initial public offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of approximately 84% of our outstanding common stock are obligated, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period following the date of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

Upon the consummation of this offering, stockholders owning 42,363,171 shares are entitled, under contracts providing for registration rights, to require us to register our common stock owned by them for public sale.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

Upon the consummation of this offering, our principal stockholders will own, in the aggregate, approximately 55% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders.

We did not register our stock options as required under the Securities Exchange Act of 1934 and, as a result, we may face potential claims under federal and state securities laws.

As of the last day of fiscal 2001, options granted under the Old Plan and the Restricted Stock Option Plan–Consultants, or the Consultants Plan, were held by more than 500 holders. Subsequently, these options also included options granted under the 2002 Plan. As a result, we were required to file a registration statement registering the options pursuant to Section 12(g) of the Securities Exchange Act of 1934 no later than 120 days following the last day of fiscal 2001. We did not file a registration statement within this time period.

If we had filed a registration statement pursuant to Section 12(g), we would have become subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934 upon the effectiveness of that registration statement. We have not filed any periodic reports, including annual or quarterly reports on Form 10-K or Form 10-Q, and periodic reports on Form 8-K, during the period since 120 days following the last day of fiscal 2001.

Our failure to file these periodic reports could give rise to potential claims by present or former option holders based on the theory that such holders were harmed by the absence of such public reports. If any such claim or action were to be asserted, we could incur significant expenses and management’s attention could be diverted in defending these claims.

Anti-takeover provisions in our organizational documents, stockholder rights agreement and Delaware law may discourage or prevent a change in control, even if a sale of the company would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and by-laws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

•	prohibiting stockholder actions by written consent;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising business matters or nominating directors at stockholders’ meetings.

As permitted by our amended and restated certificate of incorporation and by-laws, upon the consummation of this offering we will have a stockholder rights agreement, sometimes known as a “poison pill,” which provides for the issuance of a new series of preferred stock to holders of common stock. In the event of a takeover attempt, this preferred stock gives rights to holders of common stock other than the acquirer to buy additional shares of common stock at a discount, leading to the dilution of the acquirer’s stake.

We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the stockholder becomes a 15% stockholder, subject to specified exceptions. Together, these provisions of our certificate of incorporation, by-laws and stockholder rights agreement and of Delaware law could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

Special note regarding forward-looking statements

Some of the statements under “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “project,” “intends,” “plans,” “estimates,” “anticipates,” “future” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we may have projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

Use of proceeds

We estimate that the net proceeds from our sale of 7,666,667 shares of common stock in this offering will be approximately $121.2 million, based on the assumed initial public offering price of $17.50 per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. We intend to use the net proceeds from this offering to pay in full the approximately $93.4 million of accumulated dividends in arrears on our preferred stock, which will satisfy all amounts due with respect to accumulated dividends, and the approximately $4.8 million redemption price of the Series III preferred stock, and to use any remaining proceeds to reduce our borrowings under our third amended and restated loan and security agreement. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Dividend policy

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain all of our future earnings, if any, to repay existing indebtedness and to fund the operation, development and growth of our business. In addition, the terms of our credit facility currently, and any future debt or credit facility may, restrict our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

Capitalization

The following table shows our capitalization as of August 4, 2007:

•	on an actual basis

•	on a pro forma basis, giving effect to (i) the filing, and effectiveness prior to the consummation of this offering, of an amended and restated certificate of incorporation to provide for authorized capital stock of 400,000,000 shares of common stock and 70,000,000 shares of undesignated preferred stock, (ii) the automatic conversion of all outstanding shares of our preferred stock, other than our Series III preferred stock, into an aggregate of 41,524,005 shares of common stock, (iii) the payment in full of the approximately $93.4 million ($89.4 million as of August 4, 2007) of accumulated dividends in arrears on our preferred stock upon the consummation of this offering, (iv) the redemption of our Series III preferred stock for approximately $4.8 million concurrently with the closing of this offering, and (v) the sale by us of 7,666,667 shares of common stock in this offering, at an assumed initial public offering price of $17.50 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses; as if such amendment, conversion, payment, redemption and sale had occurred on, or was effective as of, August 4, 2007

This table should be read in conjunction with the consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

(unaudited)	As of August 4, 2007
(Dollars in thousands, except per share data)	Actual	Pro forma

Long-term debt (including current maturities)	$88,826	$61,843

Series III Preferred Stock; 4,792,302 shares authorized, actual; no shares authorized, pro forma; 4,792,302 shares issued and outstanding, actual; no shares issued and outstanding, pro forma(1)	4,792	—

Stockholders’ equity:
Preferred stock, par value $.01 per share, 101,500,000 shares authorized, actual; 70,000,000 shares authorized, par value $.01 per share, pro forma:

Series I Convertible Preferred Stock, par value $.01 per share; 17,207,532 shares authorized, actual; no shares authorized, pro forma; 16,915,231 shares issued and 16,768,883 outstanding, actual; no shares issued and outstanding, pro forma(2)	45,531	—

Series II Convertible Preferred Stock, par value $.01 per share; 7,634,207 shares authorized, actual; no shares authorized, pro forma; 7,634,207 shares issued and 7,420,130 outstanding, actual; no shares issued and outstanding, pro forma	74,455	—

Series IV Convertible Preferred Stock, par value $.01 per share; 19,183,653 shares authorized, actual; no shares authorized, pro forma; 19,183,653 shares issued and 19,145,558 outstanding, actual; no shares issued and outstanding, pro forma(2)	49,266	—

(unaudited)	As of August 4, 2007
(Dollars in thousands, except per share data)	Actual	Pro forma

Series V Convertible Preferred Stock, par value $.01 per share; 22,500,000 shares authorized, actual; no shares authorized, pro forma; 21,447,959.34 shares issued and outstanding, actual; no shares issued and outstanding, pro forma(2)	58,971	—

Series V-1 Convertible Preferred Stock, par value $.01 per share; 4,600,000 shares authorized, actual; no shares authorized, pro forma; 920,000 shares issued and outstanding, actual; no shares issued and outstanding, pro forma(2)	2,457	—

Total preferred stock:	$230,680	—
Treasury stock—preferred, at cost:	(1,815)	—
Common stock, par value $.01 per share, 106,500,000 shares authorized, actual; 400,000,000 shares authorized, par value $.01 per share, pro forma; 12,235,924 shares issued, and 11,839,325 shares outstanding, actual; 56,923,770 shares issued and 56,673,125 outstanding, pro forma	122	899
Treasury stock—common, at cost:	(2,321)	(2,321)
Additional paid-in capital:	17,753	277,616
Accumulated deficit:	(83,336)	(83,336)
Accumulated other comprehensive loss:	(76)	(76)

Total stockholders’ equity:	161,007	192,782

Total capitalization:	$254,625	$254,625

(1)	Upon consummation of this offering, the company is required to redeem all Series III preferred stock. The company has determined that the Series III preferred stock should be presented between the liabilities section and the equity section of the balance sheet as provided by guidance contained in EITF Topic D-98, “Classification and Measurement of Redeemable Securities.” Under this guidance, classification in the permanent equity section is not considered appropriate because the Series III preferred stock is redeemable upon majority vote of the board of directors to authorize this offering and the board of directors is controlled by the holders of our preferred stock.

(2)	Preferred stock as presented in the table above includes accumulated dividends in arrears as of August 4, 2007 as follows (in thousands):

Series I	$29,952
Series IV	30,106
Series V	28,214
Series V-I	1,133

$89,405

The outstanding share information set forth above is as of August 4, 2007, and excludes:

•	538,029 shares of common stock issuable upon exercise of outstanding options under the Old Plan, at a weighted average exercise price of $0.78 per share. No further awards will be made under the Old Plan; and

•	4,110,664 shares of common stock issuable upon exercise of outstanding options under the 2002 Plan, at a weighted average exercise price of $6.79.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon the completion of this offering.

Calculations relating to shares of common stock in the following discussion and tables assume the following have occurred as of August 4, 2007: (i) the conversion of all outstanding shares of our preferred stock, other than our Series III preferred stock, into 41,524,005 shares of common stock (ii) a 0.632-for-1 reverse split of our common stock, including all common stock issuable upon conversion of our preferred stock and exercise of our stock options, and (iii) the redemption of all outstanding shares of our Series III preferred stock.

Our net tangible book value as of August 4, 2007 equaled approximately $165.8 million, or $3.38 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale of 7,666,667 shares of common stock offered by us in this offering at the assumed initial public offering price of $17.50 per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value, as adjusted, as of August 4, 2007, would have equaled approximately $192.8 million, or $3.40 per share of common stock. This represents an immediate increase in net tangible book value of $0.02 per share to our existing stockholders and an immediate dilution in net tangible book value of $14.10 per share to new investors of common stock in this offering. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering. The table assumes no issuance of shares of common stock under our stock plans after August 4, 2007. As of August 4, 2007, 4,648,693 shares were subject to outstanding options, of which 2,032,966 were vested, at a weighted average exercise price for all outstanding options of $6.09 per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

Assumed initial public offering price per share		$17.50
Net tangible book value per share as of August 4, 2007	$3.38
Increase in net tangible book value per share attributable to new investors	0.02

Adjusted net tangible book value per share after this offering		3.40

Dilution in net tangible book value per share to new investors		$14.10

A $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per share would increase (decrease) the adjusted net tangible book value per share after this offering by approximately $0.13, and dilution in net tangible book value per share to new investors by approximately $0.13 assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The following table as of August 4, 2007 summarizes the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect the assumed initial public offering price of $17.50 per share (the midpoint of the range set forth on the cover of this prospectus).

	Shares purchased		Total consideration		Average price
	Number	Percentage	Amount	Percentage	per share

Existing stockholders	49,006,458	86.5%	$149,786,436	52.8%	$3.06
New investors	7,666,667	13.5	134,166,673	47.2	17.50

Total	56,673,125	100.0%	$283,953,109	100.0%	$5.01

Selected consolidated financial data

The following selected income statement data for each of the fiscal years ended January 29, 2005, January 28, 2006 and February 3, 2007 and the selected balance sheet data as of January 28, 2006 and February 3, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected income statement data for the fiscal years ended February 1, 2003 and January 31, 2004 and the balance sheet data as of February 1, 2003 and January 31, 2004, have been derived from unaudited consolidated financial statements not included in this prospectus. The selected balance sheet data as of January 29, 2005 has been derived from our audited financial statements not included in this prospectus. The selected balance sheet data as of July 29, 2006 has been derived from our unaudited consolidated financial statements that are not included in this prospectus. The selected balance sheet data as of August 4, 2007 and the selected income statement data for the six months ended July 29, 2006 and August 4, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Our unaudited selected consolidated financial data as of July 29, 2006 and August 4, 2007 and for the six months then ended, have been prepared on the same basis as the annual audited consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

The following selected consolidated financial data should be read in conjunction with our “Management’s discussion and analysis of financial condition and results of operations” and consolidated financial statements and related notes, included elsewhere in this prospectus.

(Dollars in thousands, except	Fiscal year ended(1)					Six months ended
per share and per square	February 1,	January 31,	January 29,	January 28,	February 3,	July 29,	August 4,
foot data)	2003	2004	2005	2006	2007	2006	2007

Consolidated income statement data:
Net sales(2)	$362,217	$423,863	$491,152	$579,075	$755,113	$322,026	$394,562
Cost of sales	259,836	312,203	346,585	404,794	519,929	221,906	276,017

Gross profit	102,381	111,660	144,567	174,281	235,184	100,120	118,545
Selling, general, and administrative expenses	86,382	98,446	121,999	140,145	188,000	80,921	99,170
Pre-opening expenses	2,751	2,318	4,072	4,712	7,096	2,427	4,570

Operating income	13,248	10,896	18,496	29,424	40,088	16,772	14,805
Interest expense	2,349	2,789	2,835	2,951	3,314	1,457	2,158

Income before income taxes	10,899	8,107	15,661	26,473	36,774	15,315	12,647
Income tax expense	1,203	3,023	6,201	10,504	14,231	6,051	5,122

Net income	$9,696	$5,084	$9,460	$15,969	$22,543	$9,264	$7,525

Net income (loss) per share:
Basic	$0.05	$(2.36)	$(0.70)	$0.74	$1.38	$0.48	$(0.01)
Diluted	$0.02	$(2.36)	$(0.70)	$0.33	$0.45	$0.19	$(0.01)
Weighted average number of shares:
Basic	1,936,416	2,330,875	3,180,611	4,094,233	5,770,601	4,823,169	7,289,310
Diluted	3,960,891	2,330,875	3,180,611	48,196,240	49,920,577	48,850,350	7,289,310

Other operating data:
Comparable store sales increase(3)	6.9%	6.2%	8.0%	8.3%	14.5%	12.9%	7.8%
Number of stores end of period	112	126	142	167	196	177	211
Total square footage end of period	1,127,708	1,285,857	1,464,330	1,726,563	2,023,305	1,826,723	2,183,595
Total square footage per store(4)	10,069	10,205	10,312	10,339	10,323	10,320	10,349
Average total square footage(5)	1,046,793	1,216,777	1,374,005	1,582,935	1,857,885	1,710,371	2,029,412
Net sales per average total square foot(6)	$346	$348	$357	$366	$398	$375	$400
Capital expenditures	27,430	30,354	34,807	41,607	62,331	18,370	42,889
Depreciation and amortization	12,522	15,411	18,304	22,285	29,736	12,241	19,103

Consolidated balance sheet data:
Cash and cash equivalents	$2,628	$3,178	$3,004	$2,839	$3,645	$3,116	$3,165
Working capital	59,589	60,751	69,955	76,473	88,105	76,613	74,681
Property and equipment, net	85,180	99,577	114,912	133,003	162,080	138,209	196,919
Total assets	195,059	206,420	253,425	282,615	338,597	298,796	397,594
Total debt(7)	37,229	42,906	47,008	50,173	55,529	59,864	93,618
Total stockholders’ equity	87,359	92,778	105,308	123,015	148,760	133,583	161,007

(1)	Our fiscal year-end is the Saturday closest to January 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years.

(2)	Fiscal 2006 was a 53-week operating year and the 53rd week represented approximately $16.4 million in net sales.

(3)	Comparable store sales increase reflects sales for stores beginning on the first day of the 14th month of operation. Remodeled stores are included in comparable store sales unless the store was closed for a portion of the current or comparable prior period.

(4)	Total square footage per store is calculated by dividing total square footage at end of period by number of stores at end of period.

(5)	Average total square footage represents a weighted average which reflects the effect of opening stores in different months throughout the period.

(6)	Net sales per average total square foot was calculated by dividing net sales for the trailing 12-month period by the average square footage for those stores open during each period. The fiscal 2006 and the six months ended August 4, 2007 net sales per average total square foot amounts were adjusted to exclude the net sales effects of the 53rd week.

(7)	Total debt includes approximately $4.8 million related to the Series III preferred stock, which is presented between the liabilities section and the equity section of our consolidated balance sheet for all periods.

Management’s discussion and analysis of
financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected consolidated financial data” section of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based on current expectations that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We were founded in 1990 as a discount beauty retailer at a time when prestige, mass and salon products were sold through separate distribution channels. In 1999, we embarked on a multi-year strategy to understand and embrace what women want in a beauty retailer and transform ULTA into the shopping experience that it is today. We pioneered what we believe to be our unique combination of beauty superstore and specialty store attributes. We believe our strategy provides us with the competitive advantages that have contributed to our strong financial performance.

We are currently the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services in the United States. We combine the unique elements of a beauty superstore with the distinctive environment and experience of a specialty retailer. Key aspects of our beauty superstore strategy include our ability to offer our customers a broad selection of over 21,000 beauty products across the categories of cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools, as well as salon haircare products. We focus on delivering a compelling value proposition to our customers across all of our product categories. Our stores are conveniently located in high-traffic, off-mall locations such as power centers and lifestyle centers with other destination retailers. As of August 4, 2007, we operated 211 stores across 26 states. In addition to these fundamental elements of a beauty superstore, we strive to offer an uplifting shopping experience through what we refer to as “The Four E’s”: Escape, Education, Entertainment and Esthetics.

Over the past seven years, we believe we have demonstrated our ability to deliver profitable sales and square footage growth. From fiscal 1999 to fiscal 2006, we grew our net sales and square footage at a compounded annual growth rate of 20.3% and 16.0%, respectively, while delivering increases in net income at a compounded annual growth rate of 51.6%. In addition, we have achieved 30 consecutive quarters of positive comparable sales growth since fiscal 2000. In fiscal 2006, we achieved net sales and net income of $755.1 million and $22.5 million, respectively.

The continued growth of our business and any future increases in net sales, net income, and cash flows is dependent on our ability to execute our growth strategy, including growing our store base, expanding our prestige brand offerings, driving incremental salon traffic, expanding our online business, and continuing to enhance our brand awareness. We believe that the steadily expanding U.S. beauty products and services industry, the shift in distribution of prestige beauty products from department stores to specialty retail stores, coupled with ULTA’s competitive strengths, positions us to capture additional market share in the industry through successful execution of our growth strategy.

While we believe our growth strategy and the changes occurring in the beauty industry offer significant opportunities, they also present significant risks and challenges including, among others, the risk that we may not be able to open new stores in accordance with our growth plans, that our current distribution infrastructure and future expansion plans may not be adequate to support our growth plans, that we may not be able to hire and train qualified sales associates and that we may not be able to gauge beauty trends and changes in consumer preferences in a timely manner or ensure that our key vendors can service our future growth requirements, which could result in lower sales volume and profitability. In addition, our growth plans will require additional funds for capital expenditures and working capital for new stores and related infrastructure investments and we may be unable to raise capital for these investments when needed. For a more complete discussion of the risks associated with our business, see “Risk factors”.

With the successful development and execution of ULTA’s consumer experience strategy over the last several years, we began to accelerate our store unit growth in fiscal 2007 to approximately 25%, compared to the average growth rate of 17% achieved in fiscal 2005 and 2006, respectively. In fiscal 2007, we implemented our remodel program. To support this rate of store unit growth in fiscal 2007 and execute our future growth strategy, we have made and will continue to make the necessary infrastructure investments and therefore do not expect to sustain the net income growth rates of 68% and 40%, respectively, achieved in fiscal 2005 and 2006. We plan to finance investments in new and remodeled ULTA stores and our infrastructure with cash flows from operations and borrowings under our credit facility, when necessary. Several factors, including the availability of the appropriate real estate locations could impact our ability to open new stores contemplated by our growth strategy on a timely and consistent basis.

Comparable store sales is a key metric that is monitored closely within the retail industry. We do not expect our future comparable store sales increases to reflect the levels experienced in the fourth fiscal quarter 2005 and in fiscal 2006. This is due in part to the difficulty in improving on such significant increases in subsequent periods.

We seek to increase our total net sales through increases in our comparable store sales and by opening new stores. Gross profit as a percentage of net sales is expected to be consistent with historical rates given our planned distribution infrastructure investments and the impact of the rate of new store growth. We plan to continue to improve our operating results by leveraging our fixed costs and decreasing our selling, general, and administrative expenses, as a percentage of our net sales.

The Company adopted a structured stock option compensation program in July 2007. The award of stock options under this program will result in increased stock-based compensation expense in future periods as compared to the expense reflected in our historical financial statements. During fiscal 2006, we recorded approximately $665,000 of share-based compensation expense. At the end of fiscal 2006, there was approximately $2.6 million of total unrecognized compensation expense related to unvested options. We have recognized approximately $464,000 of share-based compensation expense through the six months ended August 4, 2007 related to the 2006 option grants.

During fiscal 2007, the Company has granted an additional 958,112 employee stock options, the majority of which were granted in July 2007. The July 2007 employee option grants included two 316,000 grants to our Chief Executive Officer of which 25% of the fair value of each grant will vest upon the consummation of an initial public offering which will cause a significant increase in our selling, general, and administrative expense in our fiscal 2007 third quarter. We expect to recognize approximately $1.5 million and $1.1 million of share-based compensation in our fiscal 2007 third and fourth quarters, respectively. At August 4, 2007, there was approximately $8.7 million of unrecognized compensation expense related to unvested stock options. The cost is expected to be recognized over a weighted-average period of approximately three years.

Net sales increased $72.6 million, or 22.5%, to $394.6 million for the six months ended August 4, 2007, compared to $322.0 million for the six months ended July 29, 2006. During the six months ended August 4, 2007, we opened fifteen new stores and our comparable store sales increase was 7.8%. Gross profit as a percentage of net sales decreased 1.1 percentage points to 30.0% for the six months ended August 4, 2007, compared to 31.1% for the six months ended July 29, 2006. The decease is primarily due to accelerated depreciation on store assets as a result of our remodel strategy and distribution center expense incurred in connection with the start-up of our new Warehouse Management (WM) software system. Net income decreased $1.8 million, or 18.8%, to $7.5 million for the six months ended August 4, 2007, compared to $9.3 million for the six months ended July 29, 2006. Net income for the six months ended August 4, 2007 was negatively impacted by $3.0 million of planned accelerated depreciation related to our store remodel program and $2.8 million of WM related costs.

Fiscal 2006 net sales increased $176.0 million, or 30.4%, to $755.1 million, compared to $579.1 million in fiscal 2005. Fiscal 2006 was a 53-week operating year and the 53rd week represented approximately $16.4 million of the net sales increase. Adjusted for the 53rd week, fiscal 2006 net sales increased $159.6 million, or 27.6%, compared to fiscal 2005. We added 31 new stores in fiscal 2006 and our comparable store sales increase was $82.4 million, or 14.5%. Our gross profit as a percentage of net sales increased 1.0 percentage point to 31.1% and total gross profit increased 34.9% to $235.2 million in fiscal 2006 compared to $174.3 million in fiscal 2005. Selling, general, and administrative expenses were $188.0 million, representing a $47.9 million, or 34.2%, increase compared to $140.1 million in fiscal 2005. Selling, general, and administrative expenses in fiscal 2006 included a non-recurring stock compensation charge of $2.8 million ($1.7 million net of income taxes). Net income was $22.5 million, a $6.5 million, or 41.2%, increase over fiscal 2005. Cash flow from operations increased $18.0 million, or 48.0%, to $55.6 million in fiscal 2006 compared to $37.6 million in fiscal 2005.

Fiscal 2005 net sales increased $87.9 million, or 17.9%, to $579.1 million compared to $491.2 million in fiscal 2004. We added 25 new stores in fiscal 2005 and our comparable store sales increase was 8.3%. Gross profit as a percentage of net sales increased 0.7 percentage point to 30.1% and total gross profit increased $29.7 million, or 20.5%, to $174.3 million compared to $144.6 million in fiscal 2004. Selling, general, and administrative expenses increased $18.1 million or 14.9% to $140.1 million, compared to $122.0 million in fiscal 2004. Cash flow from operations increased $8.3 million, or 28.5%, to $37.6 million in fiscal 2005 compared to $29.3 million in fiscal 2004.

Basis of presentation

Net sales include store and Internet merchandise sales as well as salon service revenue. Salon service revenue represents less than 10% of our combined product sales and services revenues and therefore, these revenues are combined with product sales. We recognize merchandise revenue at the point of sale, or POS, in our retail stores and the time of shipment in the case of Internet sales. Merchandise sales are recorded net of estimated returns. Salon service revenue is recognized at the time the service is provided. Gift card sales revenue is deferred until the customer redeems the gift card. Company coupons and other incentives are recorded as a reduction of net sales.

Comparable store sales reflect sales for stores beginning on the first day of the 14th month of operation. Therefore, a store is included in our comparable store base on the first day of the period after it has cycled its grand opening sales period which generally covers the first month of operation. Non-comparable store sales include sales from new stores that have not yet completed their 13th month of operation and stores that were closed for part or all of the period in either year as a result of remodel activity. Remodeled stores are included in comparable store sales unless the store was closed for a portion of the current or prior period. There may be variations in the way in which some of our competitors and other retailers calculate comparable or same store sales. As a result, data herein regarding our comparable store sales may not be comparable to similar data made available by our competitors or other retailers.

Comparable store sales is a critical measure that allows us to evaluate the performance of our store base as well as several other aspects of our overall strategy. Several factors could positively or negatively impact our comparable store sales results:

•	the introduction of new products or brands;

•	the location of new stores in existing store markets;

•	competition;

•	our ability to respond on a timely basis to changes in consumer preferences;

•	the effectiveness of our various marketing activities; and

•	the number of new stores opened and the impact on the average age of all of our comparable stores.

Cost of sales includes:

•	the cost of merchandise sold, including all vendor allowances, which are treated as a reduction of merchandise costs;

•	warehousing and distribution costs including labor and related benefits, freight, rent, depreciation and amortization, real estate taxes, utilities, and insurance;

•	store occupancy costs including rent, depreciation and amortization, real estate taxes, utilities, repairs and maintenance, insurance, licenses, and cleaning expenses;

•	salon payroll and benefits; and

•	shrink and inventory valuation reserves.

Our cost of sales may be impacted as we open an increasing number of stores. We also expect that cost of sales as a percentage of net sales will be negatively impacted in the next several years as a result of accelerated depreciation related to our store remodel program. The program was adopted in third quarter fiscal 2006. We have accelerated depreciation expense on assets to be disposed of during the remodel process such that those assets will be fully depreciated at the time of the planned remodel. Changes in our merchandise mix may also have an impact on cost of sales.

This presentation of items included in cost of sales may not be comparable to the way in which our competitors or other retailers compute their cost of sales.

Selling, general, and administrative expenses include:

•	payroll, bonus, and benefit costs for retail and corporate employees;

•	advertising and marketing costs;

•	occupancy costs related to our corporate office facilities;

•	public company expense including Sarbanes-Oxley compliance expenses;

•	stock-based compensation expense related to option exercises which will result in increases in expense as we implemented a structured stock option compensation program in 2007;

•	depreciation and amortization for all assets except those related to our retail and warehouse operations which is included in cost of sales; and

•	legal, finance, information systems and other corporate overhead costs.

This presentation of items in selling, general, and administrative expenses may not be comparable to the way in which our competitors or other retailers compute their selling, general, and administrative expenses.

Pre-opening expenses includes non-capital expenditures during the period prior to store opening for new and remodeled stores including store set-up labor, management and employee training, and grand opening advertising. Pre-opening expenses also includes rent during the construction period related to new stores.

Interest expense includes interest costs associated with our credit facility which is structured as an asset based lending instrument. Our interest expense will fluctuate based on the seasonal borrowing requirements associated with acquiring inventory in advance of key holiday selling periods and fluctuation in the variable interest rates we are charged on outstanding balances. Our credit facility is used to fund seasonal inventory needs and new and remodel store capital requirements in excess of our cash flow from operations. Our credit facility interest is based on a variable interest rate structure which can result in increased cost in periods of rising interest rates.

Income tax expense reflects the federal statutory tax rate and the weighted average state statutory tax rate for the states in which we operate stores.

Results of operations

Our fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. The company’s fiscal years ended January 29, 2005, January 28, 2006, and February 3, 2007, were 52, 52, and 53 week years, respectively, and are hereafter referred to as fiscal 2004, fiscal 2005, and fiscal 2006.

Our quarterly periods are the 13 weeks ending on the Saturday closest to April 30, July 31, October 31, and January 31. The company’s second quarters in fiscal 2006 and 2007 ended on July 29, 2006 and August 4, 2007, respectively.

The following tables present the components of our results of operations for the periods indicated:

	Fiscal year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands)	2005	2006	2007	2006	2007

Net sales	$491,152	$579,075	$755,113	$322,026	$394,562
Cost of sales	346,585	404,794	519,929	221,906	276,017

Gross profit	144,567	174,281	235,184	100,120	118,545
Selling, general, and administrative expenses	121,999	140,145	188,000	80,921	99,170
Pre-opening expenses	4,072	4,712	7,096	2,427	4,570

Operating income	18,496	29,424	40,088	16,772	14,805
Interest expense	2,835	2,951	3,314	1,457	2,158

Income before income taxes	15,661	26,473	36,774	15,315	12,647
Income tax expense	6,201	10,504	14,231	6,051	5,122

Net income	$9,460	$15,969	$22,543	$9,264	$7,525

Other operating data:
Number of stores end of period	142	167	196	177	211
Comparable store sales increase	8.0%	8.3%	14.5%	12.9%	7.8%

	Fiscal year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Percentage of net sales)	2005	2006	2007	2006	2007

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.6%	69.9%	68.9%	68.9%	70.0%

Gross profit	29.4%	30.1%	31.1%	31.1%	30.0%
Selling, general, and administrative expenses	24.8%	24.2%	24.9%	25.1%	25.1%
Pre-opening expenses	0.8%	0.8%	0.9%	0.8%	1.2%

Operating income	3.8%	5.1%	5.3%	5.2%	3.7%
Interest expense	0.6%	0.5%	0.4%	0.4%	0.5%

Income before income taxes	3.2%	4.6%	4.9%	4.8%	3.2%
Income tax expense	1.3%	1.8%	1.9%	1.9%	1.3%

Net income	1.9%	2.8%	3.0%	2.9%	1.9%

Six months ended August 4, 2007 versus six months ended July 29, 2006

Net sales

Net sales increased $72.6 million, or 22.5%, to $394.6 million for the six months ended August 4, 2007, compared to $322.0 million for the six months ended July 29, 2006. This increase is due to an additional 35 stores operating since second quarter 2006, one store closure and a 7.8% increase in comparable store sales. Noncomparable stores contributed $48.6 million of the net sales increase while comparable stores contributed $24.0 million of the total net sales increase. Our comparable store sales growth in 2007 was driven by growth in existing brands as well as new brands which were introduced in fiscal 2006 and resulted in increased customer traffic and growth in average transaction value.

Gross profit

Gross profit increased $18.4 million, or 18.4%, to $118.5 million for the six months ended August 4, 2007, compared to $100.1 million for the six months ended July 29, 2006. Gross profit as a percentage of net sales decreased 1.1 percentage points to 30.0% for the six months ended August 4, 2007, compared to 31.1% for the six months ended July 29, 2006. The gross profit decrease as a percentage of net sales is attributed to a 0.7 percentage point increase in our distribution center expense which is mainly due to additional costs incurred in connection with the start-up of our new WM software system which went live in late January 2007. During the six month period 2007 we incurred approximately $2.8 million in incremental costs associated with increased warehouse labor resulting from the initial stage software system operating inefficiencies. During the six month period 2007, we also incurred $3.0 million, or 0.7 percentage point, of incremental planned accelerated depreciation expense related to our store remodel program. The program was adopted in third quarter 2006. We recognize accelerated depreciation expense on assets to be disposed of during the remodel process such that those assets will be fully depreciated at the time of the planned remodel.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased $18.3 million, or 22.6%, to $99.2 million for the six months ended August 4, 2007, compared to $80.9 million for the six months ended July 29, 2006. As a percentage of net sales, selling, general, and administrative expenses was 25.1% for the six months ended August 4, 2007 and July 29, 2006.

Pre-opening expenses

Pre-opening expenses increased $2.2 million, or 88.3%, to $4.6 million for the six months ended August 4, 2007, compared to $2.4 million for the six months ended July 29, 2006. During the six months ended August 4, 2007, we opened fifteen new stores and remodeled seven stores as compared to eleven new store openings and two remodels during the six months ended July 29, 2006.

Interest expense

Interest expense increased by $0.7 million, or 48.1%, to $2.2 million for the six months ended August 4, 2007, compared to $1.5 million for the six months ended July 29, 2006. This increase is due to an increase in the average debt outstanding on our credit facility compared to the same period last year.

Income tax expense

Income tax expense of $5.1 million for the six months ended August 4, 2007 represents an effective tax rate of 40.5%, compared to $6.1 million of tax expense representing an effective tax rate of 39.5% for the six months ended July 29, 2006. The increase in the effective tax rate is primarily due to the increasing number of stores in states with higher income tax rates and the non-deductibility of certain stock-based compensation expense in fiscal 2007.

Net income

Net income decreased $1.8 million, or 18.8%, to $7.5 million for the six months ended August 4, 2007, compared to $9.3 million for the six months ended July 29, 2006. The decrease resulted from a $2.2 million increase in pre-opening expenses and an $18.3 million increase in selling, general, and administrative expenses. These increased expenses were partially offset by an increase in gross profit of $18.4 million driven by a comparable store sales increase of 7.8%, net of increased expenses of $2.8 million of WM related costs and $3.0 million of planned accelerated depreciation for our remodel store program.

Fiscal year 2006 versus fiscal year 2005

Net sales

Net sales increased $176.0 million, or 30.4%, to $755.1 million in fiscal 2006 compared to $579.1 million in fiscal 2005. Fiscal 2006 was a 53-week operating year and the 53rd week represented approximately $16.4 million in net sales. Adjusted for the 53rd week, fiscal 2006 net sales increased $159.6 million, or 27.6% compared to fiscal 2005. This increase is due to the opening of 31 new stores in 2006, two store closures, and a 14.5% increase in comparable store sales. Non-comparable stores, which include stores opened in fiscal 2006 as well as stores opened in fiscal 2005 which have not yet turned comparable, contributed $77.3 million of the net sales increase while comparable stores contributed $82.3 million of the total net sales increase. Our comparable store sales growth in fiscal 2006 was driven by strong performance of existing and new brands. We introduced several new fragrance brands in the first half of the year which resulted in increased customer traffic and growth in average transaction value.

Gross profit

Gross profit increased $60.9 million, or 34.9%, to $235.2 million in fiscal 2006, compared to $174.3 million, in fiscal 2005. Gross profit as a percentage of net sales increased 1.0 percentage point to 31.1% in fiscal 2006 from 30.1% in fiscal 2005. The increase in gross profit resulted from:

•	an increase of $176.0 million in net sales from new stores and comparable sales growth;

•	a 0.6 percentage point improvement in salon payroll and benefits as a percentage of net sales driven by improved salon stylist productivity resulting from a continued focus on training programs and other strategic initiatives;

•	a 0.5 percentage point decrease due to $3.5 million of planned accelerated depreciation related to our store remodel program;

•	a 0.3 percentage point improvement resulting from a reduction in merchandise shrink as a result of continued focus and improvement in overall store and supply chain inventory controls and specific in-store initiatives targeted at controlling merchandise loss, and improvement in our distribution and supply chain costs as we focus on increasing the efficiency of these operations and leverage the growth in our store base; and

•	a 0.3 percentage point improvement in leverage of store occupancy costs as a result of comparable store sales growth.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased $47.9 million, or 34.2%, to $188.0 million in fiscal 2006 compared to $140.1 million in fiscal 2005. As a percentage of net sales, selling, general, and administrative expenses increased 0.7 percentage point to 24.9% for fiscal 2006 compared to 24.2% in fiscal 2005. This increase in the selling, general, and administrative percentage resulted from:

•	operating expenses from new stores opened in fiscal 2005 and fiscal 2006;

•	a non-recurring stock compensation charge of $2.8 million, or 0.4 percentage point of net sales, primarily related to a former executive of the company;

•	$0.7 million of share-based compensation expense related to our adoption of Statement of Financial Accounting Standards (SFAS) 123R in fiscal 2006 which increased selling, general, and administrative expenses by 0.1 percentage point of net sales; and

•	$0.6 million of incremental asset write-offs related to closed or remodeled stores representing 0.1 percentage point of net sales.

Pre-opening expenses

Pre-opening expenses increased $2.4 million, or 50.6%, to $7.1 million in fiscal 2006 compared to $4.7 million in fiscal 2005. During fiscal 2006, we opened 31 new stores and remodeled seven stores. During fiscal 2005, we opened 25 new stores and remodeled one store.

Interest expense

Interest expense increased $0.3 million, or 12.3%, to $3.3 million in fiscal 2006 compared to $3.0 million in fiscal 2005 primarily due to an increase in the interest rates on our variable rate credit facility.

Income tax expense

Income tax expense of $14.2 million in fiscal 2006 represents an effective tax rate of 38.7%, compared to fiscal 2005 tax expense of $10.5 million which represents an effective tax rate of 39.7%. The decrease in the effective tax rate is primarily due to an adjustment to reflect the state tax effects of our net operating loss carry forwards.

Net income

Net income increased $6.5 million, or 41.2%, to $22.5 million in fiscal 2006 compared to $16.0 million in fiscal 2005. The after-tax impact of the non-recurring stock compensation charge was approximately $1.7 million. The increase in net income of $6.5 million resulted from an increase in gross profit of $60.9 million driven by a comparable store sales increase of 14.5% and a 1.0 percentage point increase in gross profit as a percentage of sales. The increase in gross profit was partially offset by a $47.9 million (including the $2.8 million non-recurring stock compensation charge) increase in selling, general, and administrative expenses related to operating costs for new stores opened in fiscal 2005 and fiscal 2006 as well as costs incurred to support the infrastructure necessary to manage current and future store growth.

Fiscal year 2005 versus fiscal year 2004

Net sales

Net sales increased $87.9 million, or 17.9%, to $579.1 million in fiscal 2005 compared to $491.2 million in fiscal 2004. This increase is due to the addition of 25 new stores in fiscal 2005 and an 8.3% increase in comparable store sales. Our comparable store growth for fiscal 2004 was 8.0%. Non-comparable stores, which include stores opened in fiscal 2005 as well as stores opened in fiscal 2004 which have not yet turned comparable, contributed $48.5 million of the net sales increase while comparable stores contributed $39.4 million of the total net sales increase. Our comparable store sales growth was primarily due to increased penetration of the prestige, salon styling tools, and private label product categories, which drove increased traffic and an increase in average transaction value.

Gross profit

Gross profit increased $29.7 million, or 20.5%, to $174.3 million in fiscal 2005 compared to $144.6 million in fiscal 2004. Gross profit as a percentage of net sales increased 0.7 percentage point to 30.1% in fiscal 2005 compared to 29.4% in fiscal 2004. The increase in gross profit resulted from:

•	an increase of $87.9 million in net sales from new store sales and comparable sales growth;

•	a 0.4 percentage point improvement due to reduction in merchandise shrink resulting from specific supply chain and in-store initiatives targeted at controlling merchandise loss, and improvement in our distribution and supply-chain costs as we focus on increasing the efficiency of those operations and leverage the growth in our store base; and

•	a 0.4 percentage point improvement in salon payroll and benefits as a percentage of net sales driven by improved salon stylist productivity resulting from focused training programs and other strategic initiatives.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased $18.1 million, or 14.9%, to $140.1 million in fiscal 2005 compared to $122.0 million in fiscal 2004. As a percentage of net sales, selling, general, and administrative expenses decreased 0.6 percentage point to 24.2% in fiscal 2005 compared to 24.8% in fiscal 2004, respectively. This increase in expenses resulted from:

•	operating expenses from new stores opened in fiscal 2004 and fiscal 2005; and

•	a 0.4 percentage point decrease in corporate and field overhead, advertising, and store operating expenses as a percentage of sales driven by leverage from the net sales increase.

Pre-opening expenses

Pre-opening expenses increased $0.6 million, or 15.7%, to $4.7 million in fiscal 2005 compared to $4.1 million in fiscal 2004. During fiscal 2005, we opened 25 new stores and remodeled one store. During fiscal 2004, we opened 20 new stores and remodeled none.

Interest expense

Interest expense increased $0.2 million, or 4.1%, to $3.0 million in fiscal 2005 compared to $2.8 million in fiscal 2004 primarily due to an increase in the interest rates on our variable rate credit facility.

Income tax expense

Income tax expense of $10.5 million in fiscal 2005 represents an effective tax rate of 39.7%, compared to income tax expense of $6.2 million in fiscal 2004 which represents an effective tax rate of 39.6%.

Net income

Net income increased $6.5 million, or 68.8%, to $16.0 million in fiscal 2005 compared to $9.5 million in fiscal 2004. The increase in net income of $6.5 million resulted from an increase in gross profit of $29.7 million driven by a comparable store sales increase of 8.3% and additional sales from new stores opened during fiscal 2004 and fiscal 2005 as well as a 0.7 percentage point increase in gross profit as a percentage of net sales. The increase in gross profit was partially offset by an $18.1 million increase in selling, general, and administrative expenses which resulted from expenses to operate new stores opened in fiscal 2004 and fiscal 2005 as well as costs incurred to support the infrastructure necessary to manage current and future store growth.

Seasonality and unaudited quarterly statements of operations

Our business is subject to seasonal fluctuation. Significant portions of our net sales and profits are realized during the fourth quarter of the fiscal year due to the holiday selling season. To a lesser extent, our business is also affected by Mothers’ Day as well as the “Back to School” period and Valentines’ Day. Any decrease in sales during these higher sales volume periods could have an adverse effect on our business, financial condition, or operating results for the entire fiscal year.

The following tables set forth our unaudited quarterly results of operations for each of the quarters in fiscal 2005 and fiscal 2006 and the first and second quarters in fiscal 2007. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements included in this prospectus. This information includes all adjustments, which consist only of normal and recurring adjustments that management considers necessary for the fair presentation of such data. We use a 13 week (14 week in fourth quarter fiscal 2006) fiscal quarter ending on the last Saturday of the quarter. The data should be read in conjunction with the audited and unaudited consolidated financial statements included elsewhere in this prospectus. Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance.

	Fiscal quarter
	2005				2006				2007
(Dollars in thousands)	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second

Net sales	$127,583	$131,485	$129,949	$190,058	$159,468	$162,558	$166,075	$267,012	$194,113	$200,449
Cost of sales	89,707	93,783	91,313	129,991	108,813	113,093	115,332	182,691	134,600	141,417

Gross profit	37,876	37,702	38,636	60,067	50,655	49,465	50,743	84,321	59,513	59,032
Selling, general, and administrative expenses	32,833	31,958	32,239	43,115	41,316	39,605	40,797	66,282	47,982	51,188
Pre-opening expenses	864	1,002	1,641	1,205	826	1,601	2,901	1,768	1,656	2,914

Operating income	4,179	4,742	4,756	15,747	8,513	8,259	7,045	16,271	9,875	4,930
Interest expense	755	770	700	726	742	715	1,031	826	996	1,162

Income before income taxes	3,424	3,972	4,056	15,021	7,771	7,544	6,014	15,445	8,879	3,768
Income tax expense	1,353	1,568	1,607	5,976	3,071	2,980	2,397	5,783	3,560	1,562

Net income	$2,071	$2,404	$2,449	$9,045	$4,700	$4,564	$3,617	$9,662	$5,319	$2,206

Other operating data:
Number of stores end of period	147	150	158	167	170	177	188	196	203	211
Comparable store sales increase	7.3%	7.2%	7.9%	10.0%	12.8%	13.0%	16.8%	15.0%	9.2%	6.5%

	Fiscal quarter
	2005				2006				2007
(Percentage of net sales)	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.3%	71.3%	70.3%	68.4%	68.2%	69.6%	69.4%	68.4%	69.3%	70.6%

Gross profit	29.7%	28.7%	29.7%	31.6%	31.8%	30.4%	30.6%	31.6%	30.7%	29.4%
Selling, general, and administrative expenses	25.7%	24.3%	24.8%	22.7%	25.9%	24.4%	24.6%	24.8%	24.7%	25.5%
Pre-opening expenses	0.7%	0.8%	1.3%	0.6%	0.5%	1.0%	1.7%	0.7%	0.9%	1.4%

Operating income	3.3%	3.6%	3.6%	8.3%	5.4%	5.0%	4.3%	6.1%	5.1%	2.5%
Interest expense	0.6%	0.6%	0.5%	0.4%	0.5%	0.4%	0.6%	0.3%	0.5%	0.6%

Income before income taxes	2.7%	3.0%	3.1%	7.9%	4.9%	4.6%	3.7%	5.8%	4.6%	1.9%
Income tax expense	1.1%	1.2%	1.2%	3.1%	1.9%	1.8%	1.4%	2.2%	1.9%	0.8%

Net income	1.6%	1.8%	1.9%	4.8%	3.0%	2.8%	2.3%	3.6%	2.7%	1.1%

Liquidity and capital resources

Our primary cash needs are for capital expenditures for new, relocated, and remodeled stores, increased merchandise inventories related to store expansion, planned expansion of our headquarters, new second distribution facility, and for continued improvement in our information technology systems.

Our primary sources of liquidity are cash flows from operations, changes in working capital, and borrowings under our credit facility. The most significant component of our working capital is merchandise inventories reduced by related accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have up to 30 days to pay our vendors.

During fiscal 2006, the average investment required to open a new ULTA store was approximately $1.4 million, which includes capital investments, net of landlord contributions, and initial inventory, net of payables. We began to implement our remodel program and accelerate our store unit growth in fiscal 2007 to approximately 25% compared to the average growth rate of 17% in fiscal 2005 and 2006. We plan to finance the capital expenditures related to our new and remodeled stores from operating cash flows and borrowings under our credit facility, including the accordion option.

Our working capital needs are greatest from August through November each year as a result of our inventory build-up during this period for the approaching holiday season. This is also the time of year when we are at maximum investment levels in our new store class and have not yet collected the landlord allowances due us as part of our lease agreement. Based on past performance and current expectations, we believe that cash generated from operations and borrowings under the credit facility, with the accordion option exercised, will satisfy the company’s working capital needs, capital expenditure needs, commitments, and other liquidity requirements through at least the next 12 months.

Credit facility

Our credit facility is with LaSalle Bank National Association as the administrative agent, Wachovia Capital Finance Corporation as collateral agent, and JPMorgan Chase Bank, N.A. as documentation agent. The credit facility, as amended with our existing bank group on June 29, 2007, provides for a maximum credit of $150 million and a $50 million accordion option through May 31, 2011. Substantially all of the company’s assets are pledged as collateral for outstanding borrowings under the facility. Outstanding borrowings bear interest at the prime rate or the Eurodollar rate plus 1.00% up to $100 million and 1.25% thereafter. The advance rates on owned inventory are 80% (85% from September 1 to January 31). The interest rate on the outstanding balances under the facility as of January 28, 2006 and February 3, 2007 was 6.146% and 7.025%, respectively. We had approximately $49.0 million and $48.9 million of availability as of January 28, 2006 and February 3, 2007, respectively, excluding the accordion option. The credit facility agreement contains a restrictive financial covenant on tangible net worth and also requires us to provide financial statements and other related information to our lenders. We have been in compliance with all covenants during the three fiscal years ended February 3, 2007. We also have an ongoing letter of credit that renews annually. The balance was $326,000 at January 28, 2006 and February 3, 2007.

As of August 4, 2007, we have classified $55,038,000 of outstanding borrowings under the facility as long-term, as this is the minimum amount we believe will remain outstanding for an uninterrupted period over the next year.

Operating activities

Operating activities consist primarily of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, realized gains and losses on disposal of property and equipment, non-cash stock-based compensation, and the effect of working capital changes.

	Fiscal year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands)	2005	2006	2007	2006	2007

Net income	$9,460	$15,969	$22,543	$9,264	$7,525
Items not affecting cash:
Depreciation and amortization	18,304	22,285	29,736	12,241	19,103
Deferred income taxes	961	(3,037)	(3,080)	—	—
Non-cash stock compensation charges	634	468	983	456	554
Excess tax benefits from stock-based compensation	—	(213)	(5,360)	(2,733)	(918)
Loss (gain) on disposal of property and equipment	1,167	1,230	3,518	924	(65)
Changes in working capital items	(1,265)	899	7,290	(11,981)	(26,142)

Net cash provided by operations	$29,261	$37,601	$55,630	$8,171	$57

Net cash provided by operating activities was $29.3 million, $37.6 million, and $55.6 million in fiscal 2004, 2005, and 2006, respectively. The increase in net cash from operating activities of $18.0 million in fiscal 2006 compared to fiscal 2005 is primarily attributed to the following:

•	an increase in depreciation and amortization of $7.5 million attributed to new stores opened in fiscal 2006 and fiscal 2005 and accelerated depreciation related to our remodel program;

•	an increase in net income of $6.6 million;

•	an increase of $6.4 million in net working capital changes mainly attributed to a combination of increases in deferred rent related to new store lease terms ($2.8 million), an increase in accrued liabilities ($4.0 million), a decrease in prepaid and other assets ($2.1 million), and an increase in landlord allowances receivable related to additional new stores opened in fiscal 2006 ($2.5 million);

•	a decrease of $5.1 million related to increased volume of excess tax benefits recognized from stock-based compensation (described further below); and

•	an increase of $2.3 million on loss on disposal of property and equipment representing write-offs of remodel store assets and other store fixtures.

The increase in net cash from operating activities of $8.3 million in fiscal 2005 compared to fiscal 2004 is primarily attributed to the following:

•	an increase in net income of $6.5 million;

•	an increase in depreciation and amortization of $4.0 million attributed to new stores opened in fiscal 2005 and fiscal 2004;

•	a deduction from operating cash flows for the effects of deferred income taxes of $4.0 million; and

•	an increase of $2.2 million in net working capital changes mainly related to the increase in deferred rent related to new store lease terms.

Net cash provided by operating activities was $8.2 million and $0.1 million for the six months ended July 29, 2006 and August 4, 2007, respectively. The decrease in net cash from operating activities of $8.1 million is primarily attributed to a decrease of $14.1 million related to working capital items mainly attributed to an increase in merchandise inventories of $9.1 million.

Prior to the adoption of SFAS 123R, we presented all tax benefits related to tax deductions resulting from the exercise of stock options as operating activities in the consolidated statement of cash flows. SFAS 123R requires that cash flows resulting from tax benefits related to tax deductions in excess of compensation expense recognized for those options (excess tax benefits) be classified as financing cash flows. As a result, we classified $5.4 million and $0.2 million in fiscal 2006 and fiscal 2005, respectively, as an operating cash outflow and a financing cash inflow. There was no corresponding amount in fiscal 2004.

Investing activities

Investing activities consist primarily of capital expenditures for new and remodeled stores as well as investments in information technology systems.

	Fiscal year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands)	2005	2006	2007	2006	2007

Purchases of property and equipment	$(34,807)	$(41,607)	$(62,331)	$(18,370)	$(42,889)
Issuance of related party notes receivable	—	—	(2,414)	(2,414)	—
Receipt of related party notes receivable	—	—	—	—	4,467

Net cash used in investing activities	$(34,807)	$(41,607)	$(64,745)	$(20,784)	$(38,422)

Net cash used in investing activities was $34.8 million, $41.6 million, and $64.7 million in fiscal 2004, 2005, and 2006, respectively. During fiscal 2006, our Chief Executive Officer exercised stock options in exchange for a promissory note for $4.1 million. The company withheld $2.4 million of payroll-related taxes in connection with the exercised options and that portion of the note has been classified as an investing activity. The remainder of the promissory note of $1.7 million related to exercise proceeds of the options and was classified as a non-cash financing activity. The note was paid in full on June 29, 2007.

Net cash used in investing activities was $20.8 million and $38.4 million for the six months ended July 29, 2006 and August 4, 2007, respectively, primarily representing new store and information technology investments. All of the related party notes receivable were settled during the six months ended August 4, 2007.

Financing activities

Financing activities consist principally of borrowings and payments on our credit facility and capital stock transactions.

	Fiscal year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands)	2005	2006	2007	2006	2007

Proceeds on long-term borrowings	$532,002	$644,817	$851,468	$357,562	$468,668
Payments on long-term borrowings	(528,010)	(641,652)	(846,112)	(347,871)	(430,579)
Excess tax benefits from stock-based compensation	—	213	5,360	2,733	918
Proceeds from issuance of common stock	1,801	615	1,422	466	785
Purchase of treasury stock	—	—	(2,217)	—	(1,907)
Principal payments under capital lease obligations	(421)	(167)	—	—	—
Proceeds from issuance of preferred stock	—	15	—	—	—

Net cash provided by financing activities	$5,372	$3,841	$9,921	$12,890	$37,885

Net cash provided by financing activities was $5.4 million, $3.8 million, and $9.9 million in fiscal 2004, 2005, and 2006, respectively.

The increase in net cash provided by financing activities in fiscal 2006 of $6.1 million is due to the $5.1 million increase in excess tax benefits from stock-based compensation, $0.8 million increase in proceeds recognized by the company resulting from the exercise of stock options by employees, net of a $2.2 million outflow related to a treasury stock transaction with an investor.

The decrease in net cash provided by financing activities in fiscal 2005 of $1.5 million is mainly attributed to the decrease in the amount of proceeds resulting from stock option exercises from the dollar levels in fiscal 2004.

Net cash provided by financing activities was $12.9 million and $37.9 million for the six months ended July 29, 2006 and August 4, 2007, respectively. The increase in net cash provided by financing activities of $25.0 million, is primarily attributed to the $28.4 million net increase in long-term borrowings which is attributable to the increase in merchandise inventories and new store construction.

As discussed above, the statement of cash flow presentation of tax benefits related to tax deductions in excess of compensation expense recognized for those options was modified by SFAS 123R. Accordingly, we classified $5.4 million and $0.2 million in fiscal 2006 and 2005, respectively, as financing cash inflows. There was no corresponding amount in fiscal 2004.

Leases and other commitments

We lease retail stores, warehouses, corporate offices, and certain equipment under operating leases with various expiration dates through fiscal 2019. Our store leases generally have initial lease terms of 10 years and include renewal options under substantially the same terms and conditions as the original leases. In addition to future minimum lease payments, most of our lease agreements include escalating rent provisions which we recognize straight-line over the term of the lease, including any lease renewal periods deemed to be probable. For certain locations, we receive cash tenant allowances and we report these amounts as deferred rent, which is amortized into rent expense over the term of the lease, including any lease renewal periods deemed to be probable. While a number of our store leases include contingent rentals, contingent rent amounts are insignificant.

The following table summarizes our contractual arrangements and the timing and effect that such commitments are expected to have on our liquidity and cash flows in future periods. The table below excludes contingent rent, common area maintenance charges, and real estate taxes. The table below includes obligations for executed agreements for which we do not yet have the right to control the use of the property as of February 3, 2007:

		Less than	1 to 3	4 to 5	After 5
(Dollars in thousands)	Total	1 year	years	years	years

Contractual cash obligations:
Operating lease obligations(1)	$421,641	$53,494	$115,026	$97,228	$155,893
Revolving credit facility(2)	50,737	—	—	50,737	—

Total(3)	$472,378	$53,494	$115,026	$147,965	$155,893

(1)	Operating lease obligations consist primarily of future minimum lease commitments related to store operating leases (see Note 4 of the Notes to the Consolidated Financial Statements). Operating lease obligations do not include common area maintenance, or CAM, insurance, or tax payments for which the Company is also obligated. Total expense related to CAM, insurance and taxes for the 2006 fiscal year was $11.7 million.

(2)	Interest payments on the variable rate revolving credit facility are not included in the table above. Outstanding borrowings bear interest at the prime rate or the Eurodollar rate plus 1.00% up to $100 million and 1.25% thereafter. The interest rate on the outstanding balances under the facility as of January 28, 2006 and February 3, 2007 was 6.146% and 7.025%, respectively.

(3)	In June 2007, we finalized a lease for a second distribution facility located in Phoenix, Arizona. The lease expires in March 2019. Minimum lease payments, excluding CAM, insurance, and real estate taxes, are approximately $18.4 million over the lease term.

In April 2007, we finalized a lease for additional office space in Romeoville, Illinois. The lease expires in August 2018. Minimum lease payments, excluding CAM, insurance, and real estate taxes, are approximately $15.6 million over the lease term.

Effects of inflation

Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general, and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs. In addition, inflation could materially increase the interest rates on our debt.

Quantitative and qualitative disclosures about market risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

Interest rate sensitivity

We are exposed to interest rate risks primarily through borrowing under our credit facility. Interest on our borrowings is based upon variable rates. We have an interest rate swap agreement in place with a notional amount of $25 million which effectively converts variable rate debt to fixed rate debt at an interest rate of 5.11%. The interest rate swap is reflected in the consolidated financial statements at negative fair value of $80,000 and a positive fair value of $32,000 at January 28, 2006 and February 3, 2007, respectively. The interest rate swap is designated as a cash flow hedge, the effective portion of which is recorded as an unrecognized gain/(loss) in other comprehensive income in stockholders’ equity. Our weighted average debt for fiscal 2006 was $30 million adjusted for the $25 million hedged amount. A hypothetical 1% increase or decrease in interest rates would have resulted in a $0.3 million change to our interest expense in fiscal 2006.

Critical accounting policies and estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements required the use of estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates.

A discussion of our more significant estimates follows. Management has discussed the development, selection, and disclosure of these estimates and assumptions with the audit committee of the board of directors.

Inventory valuation

Merchandise inventories are carried at the lower of average cost or market value. Cost is determined using the weighted-average cost method and includes costs incurred to purchase and distribute goods as well as related vendor allowances including co-op advertising, markdowns, and volume discounts. We record valuation adjustments to our inventories if the cost of a specific product on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management’s judgment regarding future demand, age of inventory, and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

Inventories are adjusted for the results of periodic physical inventory counts at each of our locations. We record a shrink reserve representing management’s estimate of inventory losses by location that have occurred since the date of the last physical count. This estimate is based on management’s analysis of historical results and operating trends.

Adjustments to earnings resulting from revisions to management’s estimates of the lower of cost or market and shrink reserves have been insignificant during fiscal 2004, 2005 and 2006.

Self-insurance

We are self-insured for certain losses related to health, workers’ compensation, and general liability insurance. We maintain stop loss coverage with third-party insurers to limit our liability exposure. Current stop loss coverage is $150,000 for health claims, $100,000 for general liability claims, and $250,000 for workers’ compensation claims. Management estimates undiscounted loss reserves associated with these liabilities in part by considering historical claims experience, industry factors, and other actuarial assumptions including information provided by third parties. Self-insurance reserves for fiscal 2004, 2005, and 2006 were $2.2 million, $2.1 million, and $2.3 million, respectively. Adjustments to earnings resulting from revisions to management’s estimates of these reserves have been insignificant for fiscal 2004, 2005, and 2006.

Impairment of long-lived tangible assets

We review long-lived tangible assets whenever events or circumstances indicate these assets might not be recoverable based on undiscounted future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. Significant estimates are used in determining future operating results of each store over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have not recorded an impairment charge in any of the periods presented in the accompanying consolidated financial statements.

Stock-based compensation

Effective January 29, 2006, we adopted the fair value method of accounting for stock-based compensation arrangements in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123(R), Share-Based Payment (FAS 123(R)), using the prospective method of transition. We use the Black-Scholes option pricing model which requires the input of assumptions. The assumptions include estimating the fair value of the company’s common shares, the length of time employees will retain their vested stock options before exercising them (expected term), the estimated future volatility of the company’s common stock over the expected term, and the number of options that will ultimately not complete their vesting requirements (forfeitures). Stock-based compensation expense is recognized on a straight-line basis over the requisite employee service period. Changes in assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amounts recognized in the consolidated financial statements.

The fair value of our common shares at the time of option grants is determined by our board of directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm. Future volatility estimates are based on the historical volatility of a peer group of publicly-traded companies. The expected term is based on the shortcut approach in accordance with SAB 107, Share-Based Payment. During fiscal 2006, we recorded $665,000 of share-based compensation expense pursuant to the provisions of FAS 123(R). Management’s valuation model weighted-average assumptions are summarized in Note 11 of our consolidated financial statements. A 10% increase or decrease in the volatility assumption would have impacted the actual expense recorded by approximately $100,000. At August 4, 2007, there was approximately $8.7 million of unrecognized compensation expense related to unvested options of which approximately $4.8 million and $3.9 million related to performance and service vesting options, respectively. The cost is expected to be recognized over a weighted-average period of approximately three years.

Prior to January 29, 2006, we accounted for stock-based compensation using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB25), and related interpretations. Under APB25, no compensation expense was recognized when stock options were granted with exercise prices equal to or greater than market value on the date of grant.

Recent accounting pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on February 4, 2007. The adoption of FIN 48 had no impact on the company’s consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company does not expect the adoption of SFAS 157 to have a material effect on the company’s consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. The adoption of SAB 108 by the company as of February 3, 2007, did not have any impact on the company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits all entities to choose to measure eligible items at fair value on specified election dates. The associated unrealized gains and losses on the items for which the fair value option has been elected shall be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Currently, we are not able to estimate the impact SFAS 159 will have on our financial statements.

Business

Overview

We are the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services in the United States. We focus on providing affordable indulgence to our customers by combining the product breadth, value and convenience of a beauty superstore with the distinctive environment and experience of a specialty retailer. Key aspects of our business include:

One-Stop Shopping. Our customers can satisfy all of their beauty needs at ULTA. We offer a unique combination of over 21,000 prestige and mass beauty products organized by category in bright, open, self-service displays to encourage our customers to play, touch, test, learn and explore. We believe we offer the widest selection of categories across prestige and mass cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools. We also offer a full-service salon and a wide range of salon haircare products in all of our stores.

Our Value Proposition. We believe our focus on delivering a compelling value proposition to our customers across all of our product categories is fundamental to our customer loyalty. For example, we run frequent promotions and gift certificates for our mass brands, gift-with-purchase offers and multi-product gift sets for our prestige brands, and a comprehensive customer loyalty program.

An Off-Mall Location. We are conveniently located in high-traffic, off-mall locations such as power centers and lifestyle centers with other destination retailers. Our typical store is approximately 10,000 square feet, including approximately 950 square feet dedicated to our full-service salon. Our displays, store design and open layout allow us the flexibility to respond to consumer trends and changes in our merchandising strategy. As of August 4, 2007, we operated 211 stores across 26 states.

While our stores appeal to a wide demographic, our typical customer is in her early 30s, trend focused and actively uses a mixture of prestige, mass and salon products. She is college educated and has an annual household income of approximately $73,000. She understands her beauty needs and seeks a retail partner that can deliver convenience and great value.

In addition to the fundamental elements of a beauty superstore, we strive to offer an uplifting shopping experience through what we refer to as “The Four E’s”: Escape, Education, Entertainment and Esthetics.

Escape. We strive to offer our customers a timely escape from the stresses of daily life in a welcoming and approachable environment. Our customer can immerse herself in our extensive product selection, indulge herself in our hair or skin treatments, or discover new and exciting products in an interactive setting. We provide a shopping experience without the intimidating, commission-oriented and brand-dedicated sales approach that we believe is found in most department stores and with a level of service that we believe is typically unavailable in drug stores and mass merchandisers.

Education. We staff our stores with a team of well-trained beauty consultants and professionally licensed estheticians and stylists whose mission is to educate, inform and advise our customers regarding their beauty needs. We also provide product education through demonstrations, in-store videos and informational displays. Our focus on educating our customer reinforces our authority as her primary resource for beauty products and our credibility as a provider of consistent, high-quality salon services. Our beauty consultants are trained to service customers across all prestige lines and within our prestige “boutiques” where customers can receive a makeover or skin analysis.

Entertainment. The entertainment experience for our customer begins at home when she receives our catalogs. Our catalogs are designed to introduce our customers to our newest products and promotions and to be invitations to come to ULTA to play, touch, test, learn and explore. A significant percentage of our sales throughout the year is derived from new products, making every visit to ULTA an opportunity to discover something new and exciting. In addition to providing approximately 3,900 testers in categories such as fragrance, cosmetics, skincare, and salon styling tools, we further enhance the shopping experience and store atmosphere through live demonstrations from our licensed salon professionals and beauty consultants, and through customer makeovers and in-store videos.

Esthetics. We strive to create a visually pleasing and inviting store and salon environment that exemplifies and reinforces the quality of our products and services. Our stores are brightly lit, spacious and attractive on the inside and outside of the store. Our store and salon design features sleek, modern lines that reinforce our status as a fashion authority, together with wide aisles that make the store easy to navigate and pleasant lighting to create a luxurious and welcoming environment. This strategy enables us to provide an extensive product selection in a well-organized store and to offer a salon experience that is both fashionable and contemporary.

We were founded in 1990 as a discount beauty retailer at a time when prestige, mass and salon products were sold through distinct channels — department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional hair care products. When Lyn Kirby, our current President and Chief Executive Officer, joined us in December 1999, we embarked on a multi-year strategy to understand and embrace what women want in a beauty retailer and transform ULTA into the shopping experience that it is today. We conducted extensive research and surveys to analyze customer response and our effectiveness in areas such as in-store experience, merchandise selection, salon services and marketing strategies. Based on our research and customer surveys, we pioneered what we believe to be a unique retail approach that focuses on all aspects of how women prefer to shop for beauty products by combining the fundamental elements of a beauty superstore, including one-stop shopping, a compelling value proposition and convenient locations, together with an uplifting specialty retail experience through our emphasis on “The Four E’s”. While we are currently executing on the core elements of our business strategy, we plan to continually refine our approach in order to further enhance the shopping experience for our customers.

The success of our strategy has been recognized by various industry organizations. In October 2005, Ms. Kirby was recognized by Cosmetics Executive Women (CEW), a leading trade organization in the beauty industry, with a 2005 Achiever Award for professional achievement in the beauty industry. In May 2007, we received a 2007 Hot Retailer Award from the International Council of Shopping Centers (ICSC), a global trade association of the shopping center industry, for being an innovative retail concept.

We believe our strategy provides us with competitive advantages that have contributed to our strong financial performance. Our net sales have increased from $206.5 million in fiscal 1999 to $755.1 million in fiscal 2006, representing a 20.3% compounded annual growth rate. In that same period, we grew our store base from 75 to 196 stores while growing our net income from $1.2 million in fiscal 1999 to $22.5 million in fiscal 2006, representing a 51.6% compounded annual growth rate. In addition, we have achieved 30 consecutive quarters of positive comparable store sales growth since fiscal 2000.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continuing success:

Differentiated merchandising strategy with broad appeal. We believe our broad selection of merchandise across categories, price points and brands offers a unique shopping experience for our customers. While the products we sell can be found in department stores, specialty stores, salons, drug stores and mass merchandisers, we offer all of these products in one retail format so that our customer can find everything she needs in one shopping trip. We appeal to a wide range of customers by offering over 500 brands, such as Bare Escentuals cosmetics, Chanel and Estée Lauder fragrances, L’Oréal haircare and cosmetics and Paul Mitchell haircare. We also have private label ULTA offerings in key categories. Because our offerings span a broad array of product categories in prestige, mass and salon, we appeal to a wide range of customers including women of all ages, demographics, and lifestyles.

Our unique customer experience. We combine the value and convenience of a beauty superstore with the distinctive environment and experience of a specialty retailer. The “Four E’s” provide the foundation for our operating strategy. We cater to the woman who loves to indulge in shopping for beauty products as well as the woman who is time constrained and comes to the store knowing exactly what she wants. Our distribution infrastructure consistently delivers a greater than 95% in-stock rate, so our customers know they will find the products they are looking for. Our well-trained beauty consultants are not commission-based or brand-dedicated and therefore can provide unbiased and customized advice tailored to our customers’ needs. Together with our customer service strategy, our store locations, layout and design help create our unique retail shopping experience, which we believe increases both the frequency and length of our customers’ visits.

Retail format poised to benefit from shifting channel dynamics. Over the past several years, the approximately $75 billion beauty products and salon services industry has experienced significant changes, including a shift in how manufacturers distribute and customers purchase beauty products. This has enabled the specialty retail channel in which we operate to grow at a greater rate than the industry overall since at least 2000. We are capitalizing on these trends by offering an off-mall, service-oriented specialty retail concept with a comprehensive product mix across categories and price points.

Loyal and active customer base. We have approximately six million customer loyalty program members, the majority of whom have shopped at one of our stores within the past 12 months. We utilize this valuable proprietary database to drive traffic, better understand our customers’ purchasing patterns and support new store site selection. We regularly distribute catalogs and newspaper inserts to entertain and educate our customers and, most importantly, to drive traffic to our stores.

Strong vendor relationships across product categories. We have strong, active relationships with over 300 vendors, including Estée Lauder, Bare Escentuals, Coty, L’Oréal and Procter & Gamble. We believe the scope and extent of these relationships, which span the three distinct beauty categories of prestige, mass and salon and have taken years to develop, create a significant impediment for other retailers to replicate our model. These relationships also frequently afford us the opportunity to work closely with our vendors to market both new and existing brands in a collaborative manner.

Experienced management team. Our senior management team averages over 25 years of combined beauty and retail experience and brings a creative merchandising approach and a disciplined operating philosophy to our business. Our senior management team is led by Lyn Kirby, our President and Chief Executive Officer. Other key senior executives include Bruce Barkus, our Chief Operating Officer, and Gregg Bodnar, our Chief Financial Officer. Additionally, over the past three years, we have significantly expanded the depth of our management team at all levels and in all functional areas to support our growth strategy.

Growth strategy

We intend to expand our presence as a leading retailer of beauty products and salon services by:

Growing our store base to our long-term potential of over 1,000 stores. We believe our successful track record of opening new stores in diverse markets throughout the United States demonstrates the portability and growth potential of our retail concept.

•	Based on the broad demographic appeal of our retail concept, the significant size of the market in which we operate and our internal real estate planning model which we use to evaluate potential new store growth opportunities, we believe we have the potential to grow our store base to over 1,000 ULTA stores in the United States over the next 10 years. Our internal real estate model takes into account a number of variables, including demographic and sociographic data as well as population density relative to maximum drive times, economic and competitive factors. We plan to open stores both in markets in which we currently operate and in new markets.

Our plan to grow our store base to over 1,000 stores in the United States over the next 10 years requires us to expand our current distribution infrastructure, hire and train additional store associates, maintain strong vendor relationships and raise additional funds for capital and working capital needs for new stores and infrastructure expansion. We are planning to open a second distribution facility in Phoenix, Arizona in the first half of 2008. We also plan to expand our distribution infrastructure in the future as appropriate to service our future store growth. We currently have recruiting and training programs and related infrastructure in place to hire and train store associates for new stores and plan to expand these programs and the related infrastructure as appropriate to meet the requirements for our future growth plans. Our strong vendor relationships allow us to satisfy our ongoing product replenishment needs, while continuing to respond to beauty trends by changing out products on a regular basis, as we continue to grow our store base. In addition, on June 29, 2007, we amended our credit facility to provide $50 million in additional borrowings up to a limit of $150 million to support our growth plans. In addition, this amendment also includes a $50 million accordion option to provide additional borrowings up to a total of $200 million under the amended credit facility to fund our future growth plans. We intend to use cash flow from operations and borrowings under our amended credit facility (including future amendments) to support our growth plans.

We opened 31 stores in fiscal 2006 and plan to open approximately 50 stores in fiscal 2007.

	Fiscal year
	2003	2004	2005	2006

Total stores beginning of period	112	126	142	167
Stores opened	15	20	25	31
Stores closed	(1)	(4)	—	(2)

Total stores end of period	126	142	167	196
Total square footage	1,285,857	1,464,330	1,726,563	2,023,305
Total square footage per store	10,205	10,312	10,339	10,323

•	In addition, we developed and initiated a store remodel program in 2006 to update our older stores to provide a modern and consistent shopping experience across all of our locations. We remodeled seven stores in fiscal 2006 and plan to remodel approximately 18 stores in fiscal 2007. We believe this program will improve the appeal of our stores, drive additional traffic and increase our sales and profitability.

	Fiscal year
	2003	2004	2005	2006

Stores remodeled	2	0	1	7

Increasing our sales and profitability by expanding our prestige brand offerings. Our strategy is to continue to expand our portfolio of products and brands, in particular to enhance our offering of prestige brands, both by capitalizing on the success of our existing vendor relationships and by identifying and developing new supply sources. We plan to continue to expand and attract additional prestige brands to our stores by increasing education for our beauty consultants, providing high levels of customer service, and tailoring the presentation and merchandising of these products in our stores to appeal to prestige vendors. For example, by the end of 2007, we will have installed “boutique” areas of approximately 200 square feet in over 90 of our stores to showcase and build brand equity for key vendors and to provide our customers with a place to experiment and learn about these products. We intend to install this feature in most of our stores over time. Over the past two years, we have added several prestige brands including Estée Lauder fragrance, Frédéric Fekkai haircare, Smashbox cosmetics and T3 salon styling tools. We believe this strategy will result in a continued increase in our number of transactions and our average transaction value.

Improving our profitability by leveraging our fixed costs. We plan to continue to improve our operating results by leveraging our existing infrastructure and continually optimizing our operations. We will continue to make investments in our information systems to enable us to enhance our efficiency in such areas as merchandise planning and allocation, inventory management, distribution and point of sale, or POS, functions. We believe we will continue to improve our profitability by reducing our operating expenses, in particular general corporate overhead and fixed costs, as a percentage of sales.

Continuing to enhance our brand awareness to generate sales growth. We believe a key component of our success is the brand exposure we get from our marketing initiatives. Our direct mail advertising programs are designed to drive additional traffic to our stores by highlighting current promotional events and new product offerings. Our national magazine print advertising campaign exposes potential new customers to our retail concept by conveying an attractive and sophisticated brand message. We believe we have an opportunity to increase our in-store marketing efforts as an additional means of educating our customers and increasing the frequency of their visits to our stores.

Driving increased customer traffic to our salons. We are committed to establishing ULTA as a leading salon authority. We seek to increase salon traffic and grow salon revenues by providing high quality and consistent services from our licensed stylists, who are knowledgeable about the newest hair fashion trends. Our objective is to create customer loyalty, increase conversion of our retail customers to our salon services, encourage referrals and distinguish our salons from those of our competitors. Our stylists are trained to sell haircare products to their customers by demonstrating the products while styling their customers’ hair. Additionally, we have refined our recruiting methods, hiring procedures and training programs to enhance stylist retention, which is an important factor in salon productivity.

Expanding our online business. We plan to go live with a new version of our website in the first half of 2008 or earlier to enhance the overall ULTA experience with greater functionality, ease-of-use and integration with our customer loyalty program. We also intend to establish ourselves as a leading online beauty resource for women by providing our customers with information on key trends and products, including editorial content and links to our vendor partners. Through the re-launch of our website, we believe we will be well positioned to capitalize on the growth of Internet sales of beauty products. We believe our website and retail stores will provide our customers with an integrated multi-channel shopping experience and increased flexibility for their beauty buying needs.

Our market

We operate within the large and steadily growing U.S. beauty products and salon services industry. This market represented approximately $75 billion in retail sales, according to Kline & Company and IBISWorld Inc. The approximately $35 billion beauty products industry includes color cosmetics, haircare, fragrance, bath and body, skincare, salon styling tools and other toiletries. Within this market, we compete across all major categories as well as a range of price points by offering prestige, mass and salon products. The approximately $40 billion salon services industry consists of hair, face and nail services.

Distribution for beauty products is varied. Prestige products are typically purchased in department or specialty stores, while mass products and staple items are generally purchased at drug stores, food retail stores and mass merchandisers. In addition, salon haircare products are sold in salons and authorized professional retail outlets. From 2000 to 2006, changes in consumer shopping preferences and industry consolidation have resulted in declines in the market share of department stores from 18% to 15% and of food retail stores and other channels from 33% to 31%, while the specialty retail channel has increased its share of the beauty retail market from 7% to 9%, according to Kline & Company. Distribution for salon products and services is highly fragmented.

The following table represents retail sales of beauty products by channel in the United States:

Source: Kline & Company

*	“Other” includes the following categories: food stores, salons and spas, direct sales, and all other.

Key trends

We believe an important shift is occurring in the distribution of beauty products. Department stores, which have traditionally been the primary distribution channel for prestige beauty products, have been meaningfully affected by changing consumer preferences and industry consolidation over the past decade. We believe women, particularly younger generations, tend to find department stores intimidating, high-pressured and hinder a multi-brand shopping experience and, as such, are choosing to shop elsewhere for their beauty care needs. According to NPD, 55% of women aged 18 to 24 shop in specialty stores, compared to 40% of women aged 18 to 64. Over the past ten years, department stores have lost significant market share to specialty stores in apparel, and we believe the beauty category is undergoing a similar shift in retail channels. We believe women are seeking a shopping experience that provides something different, a place to experiment, learn about various products, find what they want and indulge themselves. A recent NPD study found that nine out of ten women who shop at specialty retailers for beauty products do so because they can touch, feel and smell the products.

As a result of this market transformation, there has been an increase in the number of prestige beauty brands pursuing new distribution channels for their products, such as specialty retail, spas and salons, direct response television (i.e., home shopping and infomercials) and the Internet. In addition, many smaller prestige brands are selling their products through these channels due to the high fixed costs associated with operating in most department stores and to capitalize on consumers’ growing propensity to shop in these channels. According to industry sources, color cosmetics sales through these channels are projected to grow at a higher rate than sales of color cosmetics in total. We believe that, based on our recent success in attracting new prestige brands, we are well-positioned to continue to capture additional prestige brands as they expand into specialty stores. Also, there are a growing number of brands that have built significant consumer awareness and sales by initially offering their products on direct response television. We benefit from offering brands that sell their products through this channel, as we experience increased store traffic and sales after these brands appear on television.

Historically, manufacturers have distributed their products through distinct channels—department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional hair care products. We believe women are increasingly shopping across retail channels as well as purchasing a combination of prestige and mass beauty products. We attribute this trend to a number of factors, including the growing availability of prestige brands outside of department stores and increased innovation in mass products. Based on the competitive environment in which we operate, we believe that we have been at the forefront of breaking down the industry’s historical distribution paradigm by combining a wide range of beauty products, categories and price points under one roof. Our strategy reflects a more customer-centric model of how women prefer to shop today for their beauty needs.

Major growth drivers for the industry include favorable consumer spending trends, product innovation and growth of certain population segments.

•	Baby Boomers (currently 41-60 years old): Baby Boomers have large disposable incomes and are increasing their spending on personal care as well as health and wellness. The aging of the Baby Boomer generation is also influencing product innovation and demand for anti-aging products and cosmetic procedures.

•	Generation X (currently 31-40 years old): Generation X is entering their peak earning years and represents a significant contributor to overall consumer spending, including beauty products. A recent survey by American Express showed that Generation X spends 60% more on beauty products than Baby Boomers. In addition, while prior generations grew up shopping in department stores and general merchandisers, Generation X has grown up shopping in specialty stores and we believe seeks a retail environment that combines a compelling experience, functionality, variety and location.

•	Generation Y (currently 13-30 years old): According to U.S. Census Bureau data, the 20 to 34 year-old age group is expected to grow by approximately 10% from 2003 to 2015. As Generation Y continues to enter the workforce, they will have increased disposable income to spend on beauty products.

We believe we are well positioned to capitalize on these trends and capture additional market share in the industry. We believe we have demonstrated an ability to provide a differentiated store experience for customers as well as offer a breadth and depth of merchandise previously unavailable from more traditional beauty retailers.

Stores

We are conveniently located in high-traffic, off-mall locations such as power centers and lifestyle centers with other destination retailers. Our typical store is approximately 10,000 square feet, including approximately 950 square feet dedicated to our full-service salon. As of August 4, 2007, we operated 211 stores in 26 states, as shown in the table below:

Number of
State	stores

Arizona	19
California	25
Colorado	9
Delaware	1
Florida	10
Georgia	12
Illinois	27
Indiana	4
Iowa	1
Kansas	1
Kentucky	2
Maryland	4
Michigan	4
Minnesota	6
Nevada	5
New Jersey	9
New York	6
North Carolina	8
Oklahoma	4
Oregon	1
Pennsylvania	11
South Carolina	3
Texas	28
Virginia	7
Washington	3
Wisconsin	1

Total	211

We believe we have the long-term potential to grow our store base to over 1,000 stores in the United States over the next 10 years. We opened 31 stores in fiscal 2006 and plan to open approximately 50 stores in fiscal 2007. All of our stores are leased. During fiscal 2006, the average investment required to open a new ULTA store was approximately $1.4 million, which includes capital investments, net of landlord contributions, and initial inventory, net of payables. However, our net investment required to open new stores and the net sales generated by new stores may vary depending on a number of factors, including geographic location.

Store remodel program

Our retail store concept, including physical layout, displays, lighting and quality of finishes, has continued to evolve over time to match the rising expectations of our customers and to keep pace with our merchandising and operating strategies. In recent years, our strategic focus has been on refining our new store model, improving our real estate selection process, and executing on our new store opening program. As a result, we decided to limit the investments made in our existing store base from fiscal 2000 to fiscal 2005. In fiscal 2006, we developed and initiated a store remodel program to update our older stores to provide a consistent shopping experience across all of our locations. We remodeled seven stores in fiscal 2006 and plan to remodel approximately 18 stores in fiscal 2007. We believe this program will improve the appeal of our stores, drive additional customer traffic and increase our sales and profitability.

The remodel store selection process is subject to the same discipline as our new store real estate decision process. Our focus is to remodel the oldest, highest performing stores first, subject to criteria such as rate of return, lease terms, market performance and quality of real estate. We expect to remodel the majority of our older stores (those opened prior to fiscal 2000) by the end of 2008. The average investment to remodel a store in fiscal 2006 was approximately $1 million. Each remodel takes approximately 13 weeks to complete, during which time we typically keep the store open.

Salon

We operate full-service salons in all of our stores. Our current ULTA store format includes an open and modern salon area with eight to ten stations. The entire salon area is approximately 950 square feet with a concierge desk, esthetics room, semi-private shampoo and hair color processing areas. Each salon is a full-service salon offering hair cuts, hair coloring, permanent texture, with most salons also providing facials and waxing. We employ licensed professional stylists and estheticians that offer highly skilled services as well as an educational experience, including consultations, styling lessons, skincare regimens, and at-home care recommendations.

ULTA.com

We established ULTA.com to give our customers an integrated multi-channel buying experience by providing them with an opportunity to access our product offerings beyond our brick-and-mortar retail stores. We plan to go live with a new version of our website in 2008 or earlier. The new version of ULTA.com will more effectively support the key elements of the ULTA brand proposition by providing access to over 9,000 beauty products from over 400 brands. We also intend to establish ourselves as a leading online beauty resource for women by providing our customers with information on key trends and products, including editorial content and links to our vendor partners. Additionally, ULTA.com will serve as an extension of ULTA’s marketing and prospecting strategies (beyond catalogs, newspaper inserts and national advertising) by exposing potential new customers to the ULTA brand and product offerings. This role for ULTA.com will be implemented through online marketing strategies such as banner advertising and paid and natural search vehicles. ULTA.com’s email marketing programs are also effective in communicating with and driving sales from online and retail store customers. As ULTA.com continues to grow in terms of functionality and content, it will become an important element in ULTA’s customer loyalty programs and a valued resource for customers to access product information and beauty trends and techniques.

Merchandising

Strategy

We focus on offering one of the most extensive product and brand selections in our industry, including a broad assortment of branded and private label beauty products in cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools. A typical ULTA store carries over 19,000 basic and over 2,000 promotional products. We present these products in an assisted self-service environment using centrally produced planograms (detailed schematics showing product placement in the store) and promotional merchandising planners. Our merchandising team continually monitors current fashion trends, historical sales trends and new product launches to keep ULTA’s product assortment fresh and relevant to our customers.

We believe our broad selection of merchandise, from moderate-priced brands to higher-end prestige brands, offers a unique shopping experience for our customers. The products we sell can also be found in department stores, specialty stores, salons, mass merchandisers and drug stores, but we offer all of these products in one retail format so that our customer can find everything she needs in one stop.

We believe we offer a compelling value proposition to our customers across all of our product categories. For example, we run frequent promotions and gift certificates for our mass brands, gift-with-purchase offers and multi-product gift sets for our prestige brands, and a comprehensive customer loyalty program.

We believe our private label products are a strategically important category for growth and profit contribution. Our objective is to provide quality, trend-right private label products at a good value to continue to strengthen our customers’ perception of ULTA as a contemporary beauty destination. ULTA manages the full development cycle of these products from concept through production in order to deliver differentiated packaging and formulas to build brand image. Current ULTA cosmetics and bath brands have a strong following and we have plans to expand our private label products into additional categories.

Category mix

We offer products in the following categories:

•	Cosmetics, which includes products for the face, eyes, cheeks, lips and nails;

•	Haircare, which includes shampoos, conditioners, styling products, and hair accessories;

•	Salon styling tools, which includes hair dryers, curling irons and flat irons;

•	Skincare and bath and body, which includes products for the face, hands and body;

•	Fragrance for both men and women;

•	Private label, consisting of ULTA branded cosmetics, skincare, bath and body products; and

•	Other, including candles, home fragrance products, exercise accessories, educational DVDs and other miscellaneous health and beauty products.

Organization

Our merchandising team reports directly to our Chief Executive Officer and consists of a Vice President of Prestige Cosmetics, Skin & Fragrance; a Vice President of Mass Cosmetics, Skincare & Haircare; a Vice President of Salon Products, Styling Tools & Bath; and a Senior Vice President of Private Brand Development. The vice presidents have one or two divisional merchandise managers reporting to them, and the divisional merchandise managers have a buyer and/or associate/assistant buyer reporting to them. There are approximately 17 divisional merchandise managers, buyers and/or associate/assistant buyers on the merchandising team. Our merchandising team works directly with our centralized planning and replenishment group to ensure a consistent delivery of products across our store base.

Our planogram department assists the merchants to keep new products flowing into stores on a timely basis. All major product categories undergo planogram revisions once or twice a year and adjustments are made to assortment mix and product placement based on current sales trends.

Our visual department works with our merchandising team on every advertising event regarding strategic placement of promotional merchandise, along with functional signage and creative product presentation standards, in all of our stores. All stores receive a centrally produced promotional planner for each event to ensure consistent implementation.

Planning and allocation

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandising strategy. We centrally manage product replenishment to our stores through our planning and replenishment group. This group serves as a strategic partner to, and provides financial oversight of, the merchandising team. The merchandising team creates a sales forecast by category for the year. Our planning and replenishment group creates an open-to-buy plan, approved by senior executives, for each product category. The open-to-buy plan is updated weekly with point of sale, or POS, data, receipts and inventory levels and is used throughout the year to balance buying opportunities and inventory return on investment. We believe this structure maximizes our buying opportunities while maintaining organizational and financial control.

Regularly replenished products are presented consistently in all stores utilizing a merchandising planogram process. POS data is used to calculate sales forecasts and to determine replenishment levels. We determine promotional product replenishment levels using sales histories from similar or comparable events. To ensure our inventory remains productive, our planning and replenishment group, along with senior executives, monitors the levels of clearance and aged inventory in our stores on a weekly basis. In addition, we have structured our accounting policies to ensure appropriate clearance and movement of aged inventory.

Vendor relationships

We work with over 300 vendors. Each merchandising vice president has over 15 years of experience developing relationships in the industry with which he or she works. We have no long-term supply agreements or exclusive arrangements with our vendors. Our top ten vendors represent approximately 35% of our total annual sales. These include vendors across all product categories, such as Bare Essentials, Farouk Systems, Helen of Troy, L’Oréal and Procter & Gamble, among others. We have “top-to-top” meetings with each of these vendors at least once a year, which in most instances includes our Chief Executive Officer and the vendor’s senior management team. We believe our vendors view us as a significant distribution channel for growth and brand enhancement.

Marketing and advertising

Marketing strategy

We employ a multi-faceted marketing strategy to increase brand awareness and drive traffic to our stores. Our marketing strategy complements a basic tenet of our business strategy, which is to provide our customers with a satisfying and uplifting experience. We communicate this vision through a multi-media approach. Our primary media expenditure is in direct mail catalogs and free-standing newspaper inserts. These vehicles allow the customer to see the breadth of our selection of prestige, mass and salon beauty products.

In order to reach new customers and to establish ULTA as a national brand, we advertise in national magazines such as InStyle, Allure, Lucky, Cosmopolitan and Vanity Fair. These advertising channels have proven successful in raising our brand awareness on a national level and driving additional sales from both existing and new customers. In conjunction with our national brand advertising, we have initiated a public relations strategy that focuses on reaching top tier magazine editors to ensure consistent messaging in beauty magazines as well as direct-to-customer efforts through multi-media channels.

Our Internet advertising strategy complements our print media strategy. We send out email distributions to our key customers, and we integrate promotional messaging in banner advertising during certain times of the year.

Our gross advertising budget over the next five years is decreasing as a percentage of sales, due in part to the effectiveness of our strategy of opening new stores in existing markets as well as the cost efficiencies we are able to achieve as our catalogs and newspaper inserts circulate more widely.

Customer loyalty programs - The Club at ULTA

The strategy of our customer loyalty program, which we initiated in 1996, is to engage, motivate and reward existing ULTA customers while increasing our customer count and sales. We have approximately six million customer loyalty program members, the majority of whom have shopped at one of our stores within the past 12 months. Customers sign up to become members in-store and receive free gifts four times a year, with the value of such gifts based on customers’ spending levels. We also send reward certificates to members in our catalogs.

Staffing and operations

Retail

Our current ULTA store format is typically staffed with a general manager, a salon manager, four assistant managers, and approximately 20 full and part-time associates, including approximately six to eight beauty consultants and eight to fifteen licensed salon professionals. The management team in each store reports to the general manager. The general manager oversees all store activities and salon management, which include inventory management, merchandising, cash management, scheduling, hiring and guest services. Members of store management receive bonuses depending on their position and on sales, shrink, payroll, or a combination of these three factors. Each general manager reports to a district manager, who in turn reports to the Vice President of Operations East, the Vice President of Operations West or the Senior Vice President of Operations. The Senior Vice President of Operations reports to our Chief Operating Officer. Each store team receives additional support from time to time from recruiting specialists for the retail and salon operations, a field loss prevention team, market trainers, and management trainers.

ULTA stores are open seven days a week, 11 hours a day, Monday through Saturday, and seven hours on Sunday. Our stores have extended hours during the holiday season.

Salon

A typical salon is staffed with eight to 15 licensed salon professionals, including one salon manager, eight to 12 stylists, and one to two estheticians. Our higher producing salons may also have a salon coordinator and assistant manager. Our training teams, vendor education classes and leadership conferences create a comprehensive educational program for our approximately 1,900 salon professionals.

Training and development

Our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of the organization. We have developed a corporate culture that enables individual store managers to make store-level operating decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for our associates. Our associates and regional managers are essential to our store expansion strategy. We primarily use existing managers or promote from within to support our new stores, although many outlying stores have all-new teams.

All of our associates participate in an interactive new-hire orientation through which each associate becomes acquainted with ULTA’s vision and mission. Training for new store managers, beauty consultants and sales associates familiarizes them with opening and closing routines, guest service expectations, our loss prevention policy and procedures, and our culture. We also have ongoing development programs that include operational training for hourly associates, beauty consultants, management and stylists. We provide continuing education to both salon professionals and retail associates throughout their careers at ULTA to enable them to deliver the “Four E’s” to our customers. In contrast to the sales teams at traditional department stores, our sales teams are not commissioned or brand-dedicated. Our beauty consultants are trained to work across all prestige lines and within our prestige “boutiques”, where customers can receive a makeover or skin analysis.

Distribution

Our distribution facility (including an overflow facility) is located in an approximately 317,000 square foot facility in Romeoville, Illinois. We have negotiated a lease for a second distribution facility in Phoenix, Arizona that is approximately 330,000 square feet in size. This new facility, which we expect will be completed and operational in the first half of 2008, will service our Western region and accommodate our anticipated growth by providing support for our current distribution facility.

Inventory is shipped from our suppliers to our distribution facility. We carry over 21,000 products and replenish our stores with such products primarily in eaches (i.e., less-than-case quantities), which allows us to ship less than an entire case when only one or two of a particular product is needed. Our distribution facility uses a WM software system, which was upgraded in early 2007. Products are bar-coded and scanned using handheld radio-frequency devices as they move within the warehouse to ensure accuracy. Product is delivered to stores using contract carriers. One vendor currently provides store-ready orders that can be quickly forwarded to our stores. We use advance ship notices, or ASNs, and carton barcode labels to facilitate these shipments. We expect to increase the number of vendors using ASNs and carton barcodes to expedite our receiving process.

Information technology

We are committed to using technology to enhance our competitive position. We depend on a variety of information systems and technologies to maintain and improve our competitive position and to manage the operations of our growing store base. We rely on computer systems to provide information for all areas of our business, including supply chain, merchandising, POS, electronic commerce, finance, accounting and human resources. Our core business systems consist mostly of a purchased software program that integrates with our internally developed software solutions. Our technology also includes a company-wide network that connects all corporate users, stores, and our distribution infrastructure and provides communications for credit card and daily polling of sales and merchandise movement at the store level. We intend to leverage our technology infrastructure and systems where appropriate to gain operational efficiencies through more effective use of our systems, people and processes. We update the technology supporting our stores, distribution infrastructure and corporate headquarters on a continual basis. From fiscal 2006 through fiscal 2007, we will have invested $22.6 million to improve the technology in our distribution infrastructure, stores and corporate headquarters. We will continue to make investments in our information systems to facilitate our growth and enable us to enhance our competitive position.

We use a POS system that includes registers with full scanning capabilities in order to maintain speed and accuracy at customer checkouts. Our POS system is integrated with our customer loyalty program and has the ability to look up our customers’ loyalty numbers. We are planning to upgrade the POS system to enable the acceptance of debit cards by the end of 2007.

During 2007, we have launched several initiatives to support our expected growth, including the transition of a legacy WM software system to the core purchased software program, construction of a modern, secure data center, a technical upgrade of the same purchased software program system and an update of our website technology. In anticipation of our planned second distribution facility, our WM software system was recently upgraded to make it capable of supporting multiple distribution facilities. Further development and testing of our WM software system is necessary before it will be ready to operate a second distribution facility. We believe these initiatives will provide the needed functionality and capacity to support the business and will provide the foundation for future stores and distribution facilities.

Competition

Distribution for beauty products is varied. Prestige products are typically purchased in department or specialty stores, while mass products and staple items are generally purchased at drug stores, grocery stores and mass merchandisers. In addition, salon haircare products are sold in salons and authorized professional retail outlets. From 2000 to 2006, changes in consumer shopping preferences and industry consolidation have resulted in declines in the market share of department stores from 18% to 15% and of food retail stores and other channels from 33% to 31%, while the specialty retail channel has increased its share of the beauty retail market from 7% to 9%, according to Kline & Company. Our major competitors for prestige and mass products include traditional department stores such as Macy’s and Nordstrom, specialty stores such as Sephora and Bath & Body Works, drug stores such as CVS/pharmacy and Walgreens and mass merchandisers such as Target and Wal-Mart. We believe the principal bases upon which we compete are the quality of merchandise, our value proposition, the quality of our customers’ shopping experience and the convenience of our stores as one-stop destinations for beauty products and salon services.

The market for salon services and products is highly fragmented. Our competitors for salon services and products include Regis Corp., Sally Beauty, JCPenney salons and independent salons.

Intellectual property

We have registered a number of trademarks in the United States, including Ulta 3 (and design), Ulta Salon Cosmetics and Fragrances (and design), ULTA.com, and several brands and service marks. The renewal dates for these marks are December 29, 2008, January 22, 2012 and October 8, 2012, respectively. The application for ULTA Beauty and design is pending. All marks that are deemed material to our business have been protected in the United States, Canada and select foreign countries.

We believe our trademarks, especially those related to the ULTA concept, have significant value and are important to building brand recognition.

Government regulation

In our U.S. markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States. Our ULTA branded products are subject to regulation by the FDA, the FTC and State Attorneys General in the United States. Such regulations principally relate to the safety of our ingredients, proper labeling, advertising, packaging and marketing of our products.

Products classified as cosmetics (as defined in the FDC Act) are not subject to pre-market approval by the FDA, but the products and the ingredients must be tested to ensure safety. The FDA also utilizes an “intended use” doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. Certain ingredients commonly used in cosmetics products such as sunscreens and acne treatment ingredients are classified as over-the-counter drugs which have specific label requirements and allowable claims. The labeling of cosmetic products is subject to the requirements of the FDC Act, the Fair Packaging and Labeling Act and other FDA regulations.

The government regulations that most impact our day-to-day operations are the labor and employment and taxation laws to which most retailers are typically subject. We are also subject to typical zoning and real estate land use restrictions and typical advertising and consumer protection laws (both federal and state). Our salon business is subject to state board regulations and state licensing requirements for our stylists and our salon procedures.

In our store leases, we require our landlords to obtain all necessary zoning approvals and permits for the site to be used as a retail site and we also ask them to obtain any zoning approvals and permits for our specific use (but at times the responsibility of obtaining zoning approvals and permits for our specific use falls to us). We require our landlords to deliver a certificate of occupation for any work they perform on our buildings or the shopping centers in which our stores are located. We are responsible for delivering a certificate of occupation for any remodeling or build-outs that we perform and are responsible for complying with all applicable laws in connection with such construction projects or build-outs.

Associates

As of August 4, 2007, we employed approximately 3,500 people on a full-time basis and approximately 3,600 on a part-time basis. We have no collective bargaining agreements. We have not experienced any work stoppages and believe we have good relationships with our associates.

Properties

All ULTA retail stores, our principal executive offices and all of our distribution, warehouse and other office facilities are leased or subleased. Most of our retail store leases provide for a fixed minimum annual rent and have a fixed term with options for two or three extension periods of five years each, exercisable at our option. As of August 4, 2007, we operated 211 ULTA retail stores.

As of August 4, 2007, we operated one distribution facility (including an overflow facility), or the Arbor Drive warehouse, which is located in Romeoville, Illinois. The Arbor Drive warehouse contains approximately 317,000 square feet. The lease for the Arbor Drive warehouse expires as of April 30, 2010 and has two renewal options with terms of five years each. We have negotiated a lease for a second distribution facility located in Phoenix, Arizona for approximately 330,000 square feet to be operational in the first half of 2008.

Our principal executive offices are currently located in two separate buildings. One portion of our executive offices, or the Arbor Drive offices, is located on the site of the Arbor Drive warehouse. Our remaining executive offices, or the Windham Parkway offices, are located in a separate building in Romeoville, Illinois. The lease for the Arbor Drive offices expires as of April 30, 2010 and the lease for the Windham Parkway offices expires as of January 31, 2008. We have secured additional office space in Romeoville, Illinois for corporate use to accommodate future human resource requirements over the next several years.

Legal proceedings

We are involved in various legal proceedings that are incidental to the conduct of our business, including, but not limited to, employment discrimination claims. In the opinion of management, the amount of any liability with respect to these proceedings, either individually or in the aggregate, will not be material.

Management

Executive officers and directors

Upon the consummation of this offering, our executive officers and directors will be as follows:

Name	Age	Position

Lyn P. Kirby	53	President, Chief Executive Officer and Director
Bruce E. Barkus	54	Chief Operating Officer and Assistant Secretary
Gregg R. Bodnar	42	Chief Financial Officer and Assistant Secretary
Hervé J.F. Defforey	57	Director
Robert F. DiRomualdo	63	Director
Dennis K. Eck	64	Non-Executive Chairman of the Board of Directors
Gerald R. Gallagher	66	Director
Terry J. Hanson	60	Director
Charles Heilbronn	52	Director
Steven E. Lebow	53	Director
Yves Sisteron	52	Director

Lyn P. Kirby: Ms. Kirby has been our President, Chief Executive Officer and Director since December 1999. Prior to joining ULTA, Ms. Kirby was President of Circle of Beauty, a subsidiary of Sears, from March 1998 to December 1999; Vice President and General Manager of new business for Gryphon Development, a subsidiary of Limited Brands, Inc. from 1995 to March 1998; and Vice President of Avon Products Inc. and general manager of the gift business, the in-house creative agency and color cosmetics prior to 1995. Ms. Kirby holds a Bachelor degree (honors) in commerce and marketing from the University of New South Wales in Sydney, Australia.

Bruce E. Barkus: Mr. Barkus has been our Chief Operating Officer since December 2005, our Corporate Secretary from April 2006 to August 2007, an Assistant Corporate Secretary since August 2007, and served as our Acting Chief Financial Officer from April 2006 to October 2006. Prior to joining ULTA, Mr. Barkus was President and Chief Executive Officer of GNC and its wholly owned subsidiary, General Nutrition Centers, Inc. from May 2005 to November 2005. Prior to that, Mr. Barkus was an executive at Family Dollar Stores, Inc., as Executive Vice President from October 2003 to May 2005; Senior Vice President of Store Operations from August 2000 to October 2003; and Vice President of Store Operations from June 1999 to July 2000. Prior to June 1999, Mr. Barkus served in various executive roles at Eckerd Corporation, where he was Vice President of Operations for the North Texas Region. Mr. Barkus holds a Doctorate degree in business administration from Nova Southeastern University School of Business.

Gregg R. Bodnar: Mr. Bodnar has been our Chief Financial Officer and Assistant Corporate Secretary since October 2006. Prior to joining ULTA, Mr. Bodnar was Senior Vice President and Chief Financial Officer of Borders International from January 2003 to June 2006; Vice President Group Financial Reporting and Planning of Borders Group, Inc. from January 2000 to December 2002; Director of Finance of Borders Group, Inc. from January 1996 to December 1999; Vice President, Finance and Chief Financial Officer of Rao Group Inc. from 1993 to 1996; and as an auditor and certified public accountant at the public accounting firm of Coopers & Lybrand from 1988 to 1993. Mr. Bodnar holds a Bachelor degree in finance and accounting from Wayne State University in Detroit, Michigan.

Hervé J.F. Defforey: Mr. Defforey has been a director of ULTA since July 2004. Mr. Defforey has been an operating partner of GRP, a venture capital firm, in Los Angeles, California since September 2006. Prior to September 2006, Mr. Defforey was a partner in GRP Europe Ltd. from November 2001 to September 2006; Chief Financial Officer and Managing Director of Carrefour S.A. from 1993 to 2004; and Treasurer at BMW Group and General Manager of various BMW AG group subsidiaries and also held senior positions at Chase Manhattan Bank, EBRO Agricolas, S.A. and Nestlé S.A. prior to 1993. Mr. Defforey holds a business degree in marketing from HEC St. Gall (Switzerland). Mr. Defforey is a director of X5 Retail Group (chairman of the supervisory board), IFCO Systems (member of the audit committee), PrePay Technologies Ltd. and Kyriba Corporation.

Robert F. DiRomualdo: Mr. DiRomualdo has been a director of ULTA since February 2004. Mr. DiRomualdo is Chairman and Chief Executive Officer of Naples Ventures, LLC, a private investment company that he formed in 2002. Prior to 2002, Mr. DiRomualdo was Chairman of the Board of Directors of Borders Group, Inc. and its predecessor companies from August 1994 to January 2002; Chief Executive Officer of Borders Group, Inc. and its predecessor companies from 1989 to December 1999; and President and Chief Executive Officer of Hickory Farms, the food store chain, prior to 1989. Mr. DiRomualdo holds a Bachelor degree from Drexel Institute of Technology and a Master of Business Administration degree from the Harvard Business School. Mr. DiRomualdo is a director of Bill Me Later, Inc. (chairman of the compensation committee and member of the audit committee).

Dennis K. Eck: Mr. Eck has been our Non-Executive Chairman of the Board of Directors and a director of ULTA since October 2003. Prior to that, Mr. Eck served in various executive roles with Coles Myer, one of Australia’s largest retailers, where he was Chief Executive Officer and a member of the board of Coles Myer LTD Australia from November 1997 to September 2001; Chief Operating Officer and a member of the board of Coles Myer LTD from April 1997 to November 1997; Managing Director-Basic Needs of Coles Myer LTD from November 1996 to April 1997; and Managing Director of Coles Myer Supermarkets from May 1994 to November 1996. Prior to 1994, Mr. Eck was Chief Operating Officer and a member of the board of The Vons Companies Inc. from February 1990 to November 1993. From 1988 to February 1990, Mr. Eck served as Vice Chairman of the Board and Executive Vice President of American Stores, Inc. and Chairman and Chief Executive Officer of American Food and Drug, a subsidiary of American Stores, Inc. From 1987 to 1988, Mr. Eck was President and Chief Executive Officer and a member of the board of American Food and Drug. Prior to that, he served as President and Chief Operating Officer of Acme Markets, Inc. from 1985 to 1987; Senior Vice President Marketing of Acme Markets, Inc. from 1984 to 1985; Executive Vice President Drug Buying / Marketing and General Manager Superstores of American Stores’ Sav-On Drugs division in southern California from 1982 to 1984; and, from 1968 to 1982, served in various positions with Jewel Companies Inc. Mr. Eck holds a Bachelor degree in history and political science from the University of Montana. Mr. Eck is a director of eStyle (“babystyle”).

Gerald R. Gallagher: Mr. Gallagher has been a director of ULTA since December 1998. Mr. Gallagher has been a General Partner of Oak Investment Partners, a venture capital partnership, since 1987. Prior to 1987, Mr. Gallagher was Vice Chairman of Dayton Hudson Corporation where, he served in both operating and staff positions from 1977 to 1987; and a retail industry analyst at Donaldson,

Lufkin & Jenrette prior to 1977. Mr. Gallagher holds a Bachelor degree from Princeton University and a Master of Business Administration from the University of Chicago. Mr. Gallagher is a director of Cheddar’s Casual Café (member of the compensation committee), eStyle (member of the compensation committee) and Xiotech.

Terry J. Hanson: Mr. Hanson has been a director of ULTA since January 1990 and is one of ULTA’s co-founders. He served as President and Chief Operating Officer from January 1990 until September 1994 and as President and Chief Executive Officer from September 1994 until December 1999. From December 1999 until July 2000, Mr. Hanson served as Chairman of the board of directors. He also served as ULTA.com’s Chairman of the board of directors, Chief Executive Officer and as a director from August 2000 until February 2002. Subsequently, Mr. Hanson served as President of Pearle Vision, Inc. from May 2003 until October 2004 and has been Managing Partner of RIMC LLC since December 2004. He also held positions at American Drugstores, Inc. (Osco-Sav-On) from September 1969 to October 1989, where he served as President from 1988 until 1989 and as Executive Vice President, Vice President Chicagoland Operations, and Vice President Personnel from 1977 until 1988. Mr. Hanson holds a Bachelor degree and a Master of Science degree from North Dakota State University.

Charles Heilbronn: Mr. Heilbronn has been a director of ULTA since July 1995. Mr. Heilbronn has been Executive Vice President and Secretary of Chanel, Inc. since 1998, and, since December 2004, Executive Vice President of Chanel Limited, a privately-held international luxury goods company selling fragrance and cosmetics, women’s clothing, shoes and accessories, leather goods, fine jewelry and watches. Prior to that, Mr. Heilbronn was Vice President and General Counsel of Chanel Limited and Senior Vice President, General Counsel and Secretary of Chanel, Inc. from 1987 to December 2004. Mr. Heilbronn served as a director of RedEnvelope from October 2002 to August 2006, and is currently a director of Doublemousse B.V., Chanel, Inc. (U.S.) and various other Chanel companies or their affiliates in the United States and worldwide, as well as several unrelated private companies. He is also a Membre du Conseil de Surveillance (a non-executive board of trustees) of Bourjois SAS, a French company. Mr. Heilbronn received a Master in Law from Universite de Paris V, Law School and an LLM from New York University Law School.

Steven E. Lebow: Mr. Lebow has been a director of ULTA since May 1997. Mr. Lebow has been a Managing Partner and Co-Founder of GRP Partners, a venture capital firm, since 2000. Prior to 2000, Mr. Lebow spent 21 years at Donaldson, Lufkin & Jenrette in a variety of positions, most recently as Chairman of Global Retail Partners, and as Managing Director and head of the Retail Group within the Investment Banking Division. Mr. Lebow holds a Bachelor degree in political science and economics from the University of California Los Angeles and a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania. Mr. Lebow is a director of eStyle (”babystyle“), EnvestNet Asset Management and Bill Me Later, Inc.

Yves Sisteron: Mr. Sisteron has been a director of ULTA since July 1993. Mr. Sisteron has been a Managing Partner and Co-Founder of GRP Partners, a venture capital firm, since 2000. Prior to that, Mr. Sisteron was a managing director at Donaldson Lufkin & Jenrette overseeing the operations of Global Retail Partners, which he started with Mr. Lebow in 1996. From 1989 to 1996, Mr. Sisteron managed the U.S. investments of Fourcar B.V., a division of Carrefour S.A. Mr. Sisteron holds a Juris Doctorate degree and LLM degree from the University of Law (Lyon) and a LLM degree (“MCJ”) from the New York University School of Law. Mr. Sisteron is a director of UGO, Inc. (member of compensation committee), EnvestNet Asset Management

(member of compensation committee), HealthDataInsights, Kyriba, Inc., Qualys, Inc., Netsize, S.A., and Actimagine, Inc.

Board of directors composition

Our board of directors currently has nine members. Each director was elected to the board of directors to serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our Second Amended and Restated Voting Agreement, or the voting agreement, entered into as of December 18, 2000, which by its terms will terminate upon the consummation of this offering, designates that Mr. Sisteron is to be elected as a director of the company representing GRP II, L.P. and its affiliates and Mr. Heilbronn is to be elected as a director of the company representing Doublemousse B.V., and if either of them are unwilling or unable to serve as director, Mr. Lebow is to be elected in his place. The voting agreement also provides that Oak Investment Partners has the right to elect one member of the board of directors, with Mr. Gallagher currently serving as Oak Investment Partners’ director. Upon the consummation of this offering, a majority of our board of directors, consisting of Messrs. Defforey, DiRomualdo, Eck, Gallagher, Hanson, Heilbronn, Lebow and Sisteron, will satisfy the current independence requirements of the NASDAQ Global Select Market and the SEC.

Upon the consummation of this offering, our bylaws will provide that our board of directors consists of no less than three persons. The exact number of members of our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Our board of directors will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Eck, Sisteron and Hanson will serve initially as Class I directors (with a term expiring in 2008). Messrs. Gallagher, Defforey and DiRomualdo will serve initially as Class II directors (with a term expiring in 2009). Messrs. Heilbronn and Lebow and Ms. Kirby will serve initially as Class III directors (with a term expiring in 2010).

Board of directors committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Upon the consummation of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the NASDAQ and the SEC.

Audit committee. Upon the consummation of this offering, the audit committee will consist of Messrs. Defforey (Chairman), DiRomualdo and Hanson. The board of directors has determined that each committee member qualifies as a “nonemployee director” under SEC rules and regulations, as well as the independence requirements of the NASDAQ. The board of directors has determined that Mr. Defforey qualifies as an “audit committee financial expert” under SEC rules and regulations. The audit committee assists the board of directors in monitoring the integrity of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee.

Compensation committee. Upon the consummation of this offering, the compensation committee will consist of Messrs. Eck (Chairman), Lebow and Heilbronn. The board of directors has determined that each committee member qualifies as a “nonemployee director” under SEC rules and regulations, as well as the independence requirements of the NASDAQ. The primary duty of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation practices for our executive officers and other key associates, as the committee may determine, to ensure that management’s interests are aligned with the interests of our equity holders. The compensation committee also reviews and makes recommendations to the board of directors with respect to our employee benefits plans, compensation and equity-based plans and compensation of directors. The compensation committee approves the compensation and benefits of the chief executive officer and all other executive officers. The board of directors ratifies the compensation of the Chief Executive Officer.

Nominating and corporate governance committee. Upon the consummation of this offering, the nominating and corporate governance committee will consist of Messrs. Heilbronn (Chairman), Lebow and Gallagher. The board of directors has determined that each committee member qualifies as a “nonemployee director” under SEC rules and regulations, as well as the independence requirements of the NASDAQ. The primary responsibility of the nomination and corporate governance committee is to recommend to the board of directors candidates for nomination as directors. The committee reviews the performance and independence of each director, and in appropriate circumstances, may recommend the removal of a director for cause. The committee oversees the evaluation of the board of directors and management. The committee also recommends to the board of directors policies with respect to corporate governance.

Compensation

Compensation discussion and analysis

Philosophy and overview of compensation

Our executive compensation philosophy is to provide compensation opportunities that attract, retain and motivate talented key executives. We accomplish this by:

•	evaluating the competitiveness and effectiveness of our compensation programs by benchmarking against other comparable businesses based on industry, size, results and other relevant business factors;

•	linking annual incentive compensation to the company’s performance on key financial, operational and strategic goals that support stockholder value;

•	focusing a significant portion of the executive’s compensation on equity based incentives to align interests closely with stockholders; and

•	managing pay for performance such that pay is tied to business and individual performance.

Our compensation program consists of a fixed base salary, variable cash bonus and stock option awards, with a significant portion weighted towards the variable components. This mix of compensation is intended to ensure that total compensation reflects our overall success or failure and to motivate executive officers to meet appropriate performance measures.

Because we have been a private company, historically our compensation committee has made compensation recommendations to the board of directors and the full board of directors has approved the compensation of our executive officers. After completion of this offering, the compensation committee will determine the compensation of our executive officers.

From time to time, the compensation committee has used compensation consultants in order to determine whether our compensation programs and pay levels are competitive in the marketplace. However, the compensation committee did not rely upon any compensation consultant in setting compensation for our named executive officers, or NEOs, for 2006. Rather compensation decisions in 2006 were, in part, driven by company discussions with recruiting consultants and experiences with the hiring of certain key executives, including our Chief Operating Officer and Chief Financial Officer. During the hiring process for these individuals the compensation committee prepared a compensation package of salary, bonus (as a percentage of salary) and equity compensation that it considered to be necessary to recruit these individuals away from their prior employer by reference to their salary, bonus potential and equity compensation at their prior employer. In addition, during negotiations with these individuals in recruiting them to join us, the compensation committee received input from our recruiting consultants as to market practices. Based on their compensation levels, the compensation committee determined that the compensation of our Chief Executive Officer, should be increased to reflect the competitive marketplace, and to achieve a level of internal pay consistency. Consequently, we entered into a new employment agreement with our Chief Executive Officer, as described below. The Compensation Committee also reviewed summary data from general surveys to determine the market level for salary raises for other executives. These surveys were the Mercer National Retail Federation US Salary Increase Survey, the Hewitt US Salary Increase Survey, the World at Work Budget Survey, and the Chicago Benchmark Compensation Survey. The compensation committee looked at the average percentage of salary increases for all companies, as well as, specifically with respect only to retail companies as reported by these surveys. The compensation committee did not consider data specific to any individual company or group of companies, other than the numbers broken down in the survey as being the average for the retail industry. These surveys are broad general surveys and include a large number of companies generally and with respect to the retail industry. For example, the World at Work survey references over 2,700 companies, including over 100 retail companies. Accordingly, these surveys are used merely as reference points for determining the general market level of salary raises for any given year. The summary data received by the compensation committee did not include the names of the companies included in the surveys.

In 2007, in order to assist the compensation committee in its responsibilities (including evaluating the competitiveness of executive compensation levels), the compensation committee retained an independent outside consultant (Towers Perrin). This outside consultant was engaged directly by the compensation committee. Specifically, the consultant’s role was to work with the compensation committee to benchmark total cash compensation (salary and bonus) to the median of the marketplace, develop an ongoing equity based program and provide advice with respect to the overall structure of our compensation programs. The consultants competitive market data was based on a review of a peer group of 18 retail industry companies, including: Guitar Center, Inc., The Children’s Place; CHICOS FAS Inc.; Timberland Co.; Revlon Inc.; DSW, Inc.; Urban Outfitters; Guess, Inc.; J.Crew Group Inc.; Fossil Inc.; Coldwater Creek; Panera Bread Co.; Oakley Inc.; Sharper Image Corp.; Kenneth Cole Prod. Inc.; Lifetime Fitness Inc.; Hibbert Sports, Inc.; and K-Swiss Inc.

In making its individual compensation determinations, the Compensation Committee considers the report of individual performances prepared by Ms. Kirby in her capacity of Chief Executive Officer. Ms. Kirby’s report evaluates the executive’s performance against annual business and financial objectives specific to the executive’s area of the business, such as sales, gross margin, expenses, “shrink” (accounting inventory compared against actual inventory), earnings and project budgets and deadlines. The executive is also evaluated on the basis of an organizational assessment of the strength of the executive’s team, measured using factors such as talent management through hiring and development, and succession of key positions, including that of the executive. In addition, the executive’s individual performance measured against appropriate business controls, including general computer controls, financial reporting and management of processes and reporting. Ms. Kirby evaluates the executive’s assumption of increased responsibilities and the importance of retention of the executive with respect to future roles and responsibilities. Ms. Kirby also reviews internal competitiveness in pay among current executives and newly hired executives. The compensation committee also considers the accounting and tax impact of each element of compensation and in the past has tried to minimize the compensation expense impact of equity grants on our financial statements, while minimizing the tax consequences to executives.

The following briefly describes each element of our executive compensation program:

Base salary

Base salaries are reviewed annually and are set based on individual performance, individual contract negotiation, competitiveness versus the external market, and internal merit increase budgets. Factors that are taken into account to increase or decrease compensation include significant changes in individual job responsibilities, performance and/or our growth.

Annual bonuses

Each year the compensation committee recommends, and the board of directors approves, performance targets for Ms. Kirby and Mr. Barkus. If 100% of these pre-established performance targets are met, then Ms. Kirby will earn a target bonus of $812,500 per year and Mr. Barkus will earn a bonus of $725,000. At least 91% of the performance targets must be achieved in order for Ms. Kirby or Mr. Barkus to receive any bonus. In fiscal 2006, Ms. Kirby’s and Mr. Barkus’ performance targets were based on an internally defined operating earnings target, or bonus operating earnings, with a target of $43,792,000. Bonus operating earnings is defined as earnings before interest and income taxes (“EBIT”), adjusted for certain accounting changes required under generally accepted accounting principles and non-recurring charges. The compensation committee believes that the exclusion of the impact of these items from the bonus targets is appropriate, as such accounting charges are items over which management has no control. Actual fiscal 2006 bonus operating earnings was $51,406,000, or an achievement of 117.4% of the target.

The established bonus operating earnings targets for 2007 represent a substantial stretch beyond the actual results achieved in 2006. In setting these performance objectives, and based on 2007 results to date, we realize that the achievement of the planned performance at target will be challenging. Our ability to achieve performance targets is largely dependent on our performance during the critical holiday selling season in the fourth quarter and is therefore difficult to predict. Based on results to date, we expect that at least the minimum level of performance target will be achieved in 2007. We believe that stretch performance objectives are appropriate in pursuit of continuous improvement.

Mr. Bodnar became an employee on October 22, 2006, and has a target bonus of 40% of his base salary.

Based on achievement of 117.4% of the bonus operating earnings performance target, Ms. Kirby and Mr. Barkus each were entitled to 100% of their target bonus. Based on the terms of his employment, Mr. Bodnar was entitled to 100% of his target bonus, pro rated to reflect the period of his employment. Because they exceeded their performance targets, the compensation committee determined in its discretion as approved by the Board, to pay Ms. Kirby $100,000, Mr. Barkus $75,000 and Mr. Bodnar $10,000 as discretionary bonuses. Based on the terms of employment for Ms. Kirby and Messrs. Barkus and Bodnar, the board has the discretion to increase awards in the event the targets are either not achieved or exceeded.

In addition to his annual performance bonus, as long as Mr. Barkus is employed on the last day of each fiscal year, he will receive a bonus of $100,000 beginning with the 2006 fiscal year and ending with the 2011 fiscal year. Such bonus was agreed to in June of 2006, as a means of allowing Mr. Barkus the opportunity to receive compensation he would have otherwise lost because the exercise price of his options was higher than originally intended under the terms of his employment agreement. In particular, Mr. Barkus was to receive his options on the date of the first board of directors meeting following his start date with us, which would have been in January 2006. Mr. Barkus accepted employment and the number of options with the expectation that such an option grant would have a certain value. However, such grant was delayed by the board of directors until April 2006. Between such dates, the board of directors, based on all known facts and circumstances, determined that the fair market value of our stock had increased, and correspondingly the exercise price of his options also increased. This increase in the exercise price diminished the ultimate value of the option grant. As a result, the board of directors elected to provide the bonus as a means of providing Mr. Barkus with potential total compensation on the level anticipated at the time of his employment agreement.

Mr. Weber did not receive a bonus for fiscal 2006, as his employment terminated during the year.

Stock options

We have historically granted stock options to a broad group of employees. Employees receive grants of stock options upon hire or promotion. We have also made grants to executives from time to time, at the discretion of the board of directors, based on performance and for retention purposes. Grants made to senior executives such as Ms. Kirby, Messrs. Barkus and Bodnar, however, are not determined based on a set formula. Rather the amount of their option grants is separately determined by the compensation committee. In particular, Messrs. Barkus and Bodnar’s option grants in fiscal 2006 were negotiated as part of their initial compensation packages at the time of their hire. In determining the amount of such grants, the compensation committee assessed the potential value that it thought such options would deliver to Messrs. Barkus and Bodnar over a period of years based on its assumptions as to the growth in the value of our common stock. It then determined whether the potential value realizable was reasonable given the executive’s level of responsibility and experience.

In making such assessment, the compensation committee considered competitive data available to it through its consultants and reviewed various hypothetical results based on a variety of potential appreciation rates for the value of our stock over the vesting period, recognizing that there was no certainty there would be any material appreciation or that the company would become a public company, and that fundamentally the judgment of what level of options is reasonable for the particular person or position is related to the executive’s level of responsibility and experience, but is still subjective. The timing of these grants was in each case a function of the date of the individual’s hire, the completion of a stock valuation, and the date of the next following board of directors meeting.

Option grants to executive officers have the following characteristics:

•	all options have an exercise price equal to the fair market value of our common stock on the date of grant, which is determined by our board of directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm;

•	Except for grants to Ms. Kirby described below and the grants to Mr. Barkus under his employment agreement, options vest ratably, on an annual basis over a three or four-year period; and

•	options granted under the 2002 Plan expire ten years after the date of grant. Options granted under the Old Plan expire 14 years after the date of grant.

Pursuant to the terms of his employment agreement, Mr. Barkus was to receive a grant of 632,000 stock options at the first board of directors meeting following commencement of his employment. Of those 632,000 options, 125,136 options were to vest on the date of grant and 125,136 and 128,928 options were to vest on the first and second anniversaries of the date of grant, respectively, for a total of 379,200 of the 632,000 options. In addition, 252,800 of the options vest only after an initial public offering of our common stock, with 50% of such options vesting on each of the first and second anniversaries of an initial public offering. The intention of these options was to provide Mr. Barkus with an incentive to complete an initial public offering and provide our investors with a means of realizing value. Because of a delay in the board of directors being able to determine the fair market value of our common stock, Mr. Barkus did not receive his option grants until April of 2006. As a result of this delay, the exercise price of the options increased. Accordingly, the board of directors determined to grant Mr. Barkus additional guaranteed bonus compensation of $100,000 each year, as described above. The board of directors also later determined to change the reference date for vesting in his first 379,200 options from the grant date to the commencement date of his employment, December 12, 2005.

Upon his commencement of employment in October 2006, Mr. Bodnar was granted 126,400 options that vest over four years as described above. In addition, the board of directors granted to Mr. Bodnar at its July 2007 meeting an additional 44,240 options. These additional options were granted to align Mr. Bodnar’s equity compensation with other senior executives, to reward Mr. Bodnar for his short term performance and to act as a retention device. Such options will vest over four years as described and will have an exercise price equal to the fair market value of our common stock on the date of grant.

Until June of 2006, Ms. Kirby held 1,896,000 stock options, all of which were fully vested. In June 2006, Ms. Kirby exercised all of these options. At that time, we loaned Ms. Kirby $4,094,340, which was the amount necessary for her to exercise all of her stock options and pay associated taxes. This loan was intended to allow Ms. Kirby to gain favorable tax treatment by exercising the options while the value of our common stock was relatively low and begin her capital gain holding period. The terms of the loan are more fully described below in the description of Ms. Kirby’s employment agreement. On June 29, 2007 Ms. Kirby repaid all outstanding balances on such loan.

As Ms. Kirby did not have any equity compensation subject to vesting, the board of directors granted Ms. Kirby up to 821,600 options at its July 2007 meeting, as follows:

•	316,000 options with an exercise price equal to the fair market value of our common stock on the date of grant, and which vest in four installments starting with 25% at the effective date of an initial public offering and 25% per year for the next three anniversary dates of an initial public offering;

•	316,000 options with an exercise price of $25.32, which is anticipated to be in excess of the fair market value of our common stock on the date of grant. These options will also vest in four installments starting with 25% at the effective date of an initial public offering and 25% per year for the next three anniversary dates of the initial public offering; and

•	up to an additional 189,600 options to be granted one-third annually starting one year after an initial public offering, but only if a sustained 25% plus increase in share price is achieved that year. Vesting will be ratable over two years beginning on the first anniversary of the grant. The exercise price will be equal to the fair market value on the date the options are granted.

As a result, Ms. Kirby will realize value only if there is an initial public offering, and with respect to a majority portion of such options only if stockholders also receive additional value on their investment following an initial public offering.

Our policy is to set the exercise price of options based on their fair market value on the date of grant and all options have been granted at meetings of the board of directors after consideration and determination of the fair market value of our common stock based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm.

Benefits and perquisites

None of the NEOs is eligible for special perquisites or other benefits that are not available to all of our employees. We offer a 401(k) plan with matching contributions equal to 40% of contributions made up to 3% of compensation, group health, life, accident and disability insurance. In addition, all employees are entitled to a discount on purchases at our stores.

Summary compensation table

The following table sets forth the compensation of our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our former Chief Financial Officer for our fiscal year ending February 3, 2007. We refer to these four individuals collectively as the NEOs.

					Non-equity
				Option	incentive plan	All other
Name and		Salary	Bonus	awards(1)	compensation	compensation	Total
principal position	Year	($)	($)	($)	($)	($)	($)

Lyn P. Kirby President, Chief Executive Officer and Director (Principal Executive Officer)	2006	598,651	100,000	—	750,000	—	1,448,651
Bruce E. Barkus Chief Operating Officer(2)	2006	580,008	175,000	296,530	725,000	102,896	1,879,434
Gregg R. Bodnar Chief Financial Officer (Principal Financial Officer)(3)	2006	74,043	10,000	37,006	30,335	58,572	209,956
Charles R. Weber Former Chief Financial Officer(4)	2006	230,525	—	—	—	2,640	233,165

(1)	Represents the aggregate expense recognized for financial statement reporting purposes in 2006, disregarding the purposes of forfeitures related to vesting conditions, in accordance with the FASB’s SFAS No. 123(R), Share-Based Payment, for stock option awards granted during 2006 and prior to 2006 for which we continue to recognize expense in 2006. The assumptions we used for calculating the grant date fair values are set forth in Note 11 to our consolidated financial statements included in this prospectus.

(2)	Mr. Barkus received $102,896 as reimbursement for relocation expenses.

(3)	Mr. Bodnar’s salary is from his commencement of employment in October of 2006. His annual base salary for 2006 was set at $275,000. He received $58,572 as reimbursement for relocation expenses.

(4)	Mr. Weber terminated his employment on October 7, 2006. He received $2,640 in matching contributions to our 401(k) plan.

Grants of plan-based awards

The following table sets forth certain information with respect to grants of plan-based awards for fiscal 2006 to the NEOs.

						Number of	Exercise or	Grant date
			Estimated future payouts under			securities	base price	fair value
			non-equity incentive plan awards			underlying	of option	of option
Name	Grant Date		Threshold	Target	Maximum	options	awards(2)	award(3)

Lyn P. Kirby	2/23/2006	(1)	$75,000	$750,000	$750,000	—	—	—
Bruce E. Barkus	2/23/2006	(1)	72,500	725,000	725,000	—	—	—
	4/26/2006					252,800	$4.11	—
	4/26/2006					379,200	4.11	$296,530
Gregg R. Bodnar	10/24/2006	(1)	3,033	30,335	30,335	—	—	—
	10/24/2006		—	—	—	126,400	9.18	37,006
Charles R. Weber			—	—	—	—	—	—

(1)	Amounts shown represent ranges of potential payouts under annual performance-based bonus program as of the award date. Actual bonus amounts paid for 2006 performance are shown in the Summary compensation table under “Non-equity incentive plan compensation.”

(2)	The exercise price of all the option grants was the price determined to be the fair market value of our common stock on the grant date by our board of directors in light of all the facts and circumstances known to the board of directors, including valuation reports presented by a nationally recognized independent third-party appraisal firm.

(3)	In determining the estimated fair value of our option awards as of the grant date, we used the Black-Scholes option-pricing model. The assumptions underlying our model are described in the notes to our consolidated financial statements (Note 11—Share-based awards), included in this prospectus.

Outstanding equity awards to Named Executive Officers as of end of fiscal 2006

The following table presents information concerning options to purchase shares of our common stock held by the NEOs as of the end of fiscal 2006.

Option awards
	Number of	Number of
	securities	securities
	underlying	underlying	Option
	unexercised	unexercised	exercise	Option
	options	options	price per	expiration
Name	exercisable	unexercisable	share	date

Lyn P. Kirby	—	—	—	—
Bruce E. Barkus(1)	218,672	381,728	$4.11	4/26/2016
Gregg R. Bodnar(2)	—	126,400	9.18	10/24/2016
Charles R. Weber	—	—	—	—

(1)	Mr. Barkus received 632,000 options on April 26, 2006, of which 125,136 shares were vested on the date of grant, 125,136 vested on December 12, 2006, 128,928 vest on December 12, 2007, 126,400 vest on the first anniversary of an initial public offering and 126,400 vest on the second anniversary of an initial public offering. Mr. Barkus transferred these options to a revocable trust of which he is the beneficiary. Such transfer was made for estate planning purposes by gift without any payment therefor.

(2)	Mr. Bodnar’s options were granted on October 24, 2006 and vest 25% on each anniversary of the date of grant. Mr. Bodnar transferred these options to a revocable trust of which he is the beneficiary. Such transfer was made for estate planning purposes by gift without any payment therefor.

Option exercises during fiscal 2006

The following table sets forth information regarding options held by the NEOs that were exercised during fiscal 2006.

	Number of shares
	acquired on	Value realized on
Name	exercise	exercise (1)

Lyn P. Kirby	1,896,000	$6,120,000
Bruce E. Barkus	31,600	160,000
Gregg R. Bodnar	—	—
Charles R. Weber	767,813	6,307,190

(1)	There was no public trading of our common stock on the dates of exercise. Accordingly, these values are calculated based on the aggregate difference between the exercise price of the option and the last determination of fair market value of our common stock by our board of directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm.

Employment contracts

We have entered into employment agreements only with our CEO and COO. No other executives have employment agreements and all are employed on an at will basis.

Lyn P. Kirby

On June 23, 2006, we entered into a new employment agreement with Ms. Kirby. Under such agreement, Ms. Kirby serves as our President and Chief Executive Officer, but may transition such duties to a successor and assume the role of Executive Chairman. The term of the agreement is through the last day of the fiscal year ending in February 2008, but with annual renewals thereafter unless 60 days prior notice of non-renewal is given. By the terms of her agreement, Ms. Kirby is entitled to receive an annual base salary of $600,000, as may be adjusted from time to time. For the current fiscal year, Ms. Kirby’s adjusted salary is $650,000. Ms. Kirby may also earn annual cash bonus targeted at 125% of her base salary based upon the attainment of pre-established performance criteria.

Ms. Kirby was eligible for a loan from us up to $4,094,340 for her to exercise previously granted and vested options. In June 2006, we made such a loan, which was secured by the shares purchased upon exercise of her options and was fully recourse against her other assets. The loan carried interest at 5.06% per year. Ms. Kirby was required to pay the outstanding interest with any bonus compensation that she received while the loan remained outstanding. Ms. Kirby was able to prepay the loan at anytime, but was required to repay the loan in full (i) immediately prior to our becoming an “issuer” under the Sarbanes-Oxley Act of 2002, (ii) expiration of the time period provided under the terms of her option agreements and our stockholders’ agreements for the repurchase of shares following her termination of employment; or (iii) after five years. On June 29, 2007, Ms. Kirby repaid the outstanding balance on the loan.

Under the employment agreement, if her employment is terminated by us without “cause,” by her for “good reason,” or upon the non-renewal of her employment agreement, Ms. Kirby will receive severance equal to one year’s base salary (at the rate in effect on her termination date) payable over twelve months. Such severance is subject to her delivery of a general release of claims. In the event of her death or disability, Ms. Kirby will receive a cash payment equal to one year’s base salary (at the rate in effect at that time) less any amounts she is eligible to receive from any company provided disability insurance.

Ms. Kirby also has signed our company’s policy regarding non-competition, non-solicitation, and confidential information that will apply during her employment and for a period of one year following her termination.

Bruce E. Barkus

We entered into an employment agreement with Mr. Barkus as of December 12, 2005. Under this agreement, Mr. Barkus serves as our Chief Operating Officer. The term of such agreement is through the last day of the fiscal year ending in February 2009, but will renew annually thereafter unless 60 days notice of non-renewal is given. By the terms of this agreement, Mr. Barkus is entitled to receive an annual base salary of $580,000, as may be adjusted from time to time. Mr. Barkus may also earn an annual cash bonus beginning with the 2006 fiscal year, targeted at $725,000 based upon the attainment of pre-established performance criteria. On June 28, 2006, we amended his employment agreement to provide an additional guaranteed annual cash bonus of $100,000 each year beginning in fiscal 2006 until the fiscal year ending in 2012, provided he is employed by us on such date.

On April 26, 2006 we granted Mr. Barkus options to purchase up to 632,000 shares of our common stock, 125,136 of which vested on the date of grant and 125,136 and 128,928 of which were to vest on the first and second anniversaries of December 12, 2005, respectively, for a total of 379,200 of the 632,000 options. In addition, 252,800 of the options vest only after an initial public offering of our common stock, with 50% of such options vesting on each of the first and second anniversaries of an initial public offering. These options were all granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm. All shares of common stock acquired upon exercise of such option are subject to repurchase rights upon the termination of employment at the then fair market value as described in the 2002 Plan, however, such repurchase rights will expire upon the closing of this offering.

If we terminate Mr. Barkus, without “cause,” he resigns for “good reason,” or his employment terminates upon the non-renewal of his employment agreement, he will receive severance equal to one year’s base salary (at the rate in effect on termination) payable over twelve months. Such severance is subject to his delivery of a general release of claims. In the event of his death or disability, Mr. Barkus will receive a cash payment equal to one year’s base salary (at the rate in effect at that time) less any amount he is eligible to receive from any company provided disability insurance.

Mr. Barkus has also signed our policy regarding non-competition, non-solicitation, and confidential information that will apply during his employment and for a period of one year following termination.

Potential payments upon termination or change in control

The following chart set forth the amount that each of the NEOs would receive assuming that their employment was terminated involuntarily on the last day of the 2006 fiscal year, February 3, 2007. The amount set forth below regarding change in control is based on the acceleration of the vesting of otherwise unvested stock options and assuming the fair market value of our common stock as of February 3, 2007 of $9.18, which was the last determination of fair market value of our common stock by our board of directors prior to such date.

	Involuntary
	not for cause
	termination/	Death/	Change in
Name	good reason	disability	control

Lyn P. Kirby	$600,000	$600,000	—
Bruce E. Barkus	580,000	580,000	$1,932,800
Gregg R. Bodnar	—	—	—
Charles R. Weber(1)	—	—	—

(1)	Mr. Weber’s employment terminated on October 7, 2006 and he received no severance in connection therewith.

Non-executive director compensation for fiscal 2006

During fiscal 2006, no fees, options or shares of stock were paid or awarded to any of the non-executive members of our board of directors. The following table provides information related to the compensation of our non-employee directors for fiscal 2006:

Director compensation
Stock
	Fees earned or	compensation	Option	All other
Name	paid in cash	(1)(2)	compensation	compensation	Total

Hervé J.F. Defforey	—	—	—	—	—
Robert F. DiRomualdo	—	$83,856	—	—	$83,856
Dennis K. Eck	—	209,640	—	—	209,640
Gerald R. Gallagher	—	—	—	—	—
Terry J. Hanson	—	—	—	—	—
Charles Heilbronn	—	—	—	—	—
Steven E. Lebow	—	—	—	—	—
Yves Sisteron	—	—	—	—	—

(1)	Represents the aggregate expense recognized for financial statement reporting purposes in 2006, disregarding the purposes of forfeitures related to vesting conditions, in accordance with the FASB’s SFAS No. 123(R), Share-Based Payment, for stock option awards granted prior to 2006 for which we continue to recognize expense in 2006. The assumptions we used for calculating the grant date fair values are set forth in Note 11 to our consolidated financial statements included in this prospectus.

(2)	On June 21, 2004, we issued 316,000 shares of common stock to Mr. Eck, pursuant to a restricted stock agreement. As of February 3, 2007, 79,000 shares remained unvested, but vested in full on May 1, 2007. On June 21, 2004, we issued 126,400 shares of common stock to Mr. DiRomualdo, pursuant to a restricted stock agreement under which 25% of the shares vest annually beginning February 26, 2005, with full vesting on February 26, 2008. As of February 3, 2007, Mr. DiRomualdo held 63,200 unvested shares.

Equity incentive plans

We have granted options pursuant to three plans: the 2002 Plan, the Old Plan and the Consultants Plan. We will refer to the 2002 Plan, the Old Plan and the Consultants Plan together as the Prior Plans.

2007 Incentive Award Plan

We recently adopted the 2007 Incentive Award Plan, or the 2007 Plan. Following its adoption, awards are only being made under the 2007 Plan, and no further awards will be made under the Prior Plans.

The 2007 Plan provides for the grant of incentive stock options as defined in section 422 of the Internal Revenue Code of 1986, as amended, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalents, performance based awards (including performance share awards, performance stock units and performance bonus awards) and stock payments, (collectively referred to as “Awards”) to our employees, consultants and directors.

Share reserve

The 2007 Plan reserves for issuance upon grant or exercise of Awards up to 4,108,000 shares of our common stock plus any shares which are not issued under the Prior Plans. After our common stock is listed on a securities exchange, and other subsequent conditions are met, no more than 2,875,600 shares will be granted or $5,000,000 paid in cash pursuant to Awards which are intended to be performance based compensation within the meaning of Internal Revenue Code Section 162(m) to any one participant in a calendar year. The shares subject to the 2007 Plan, the limitations on the number of shares that may be awarded under the 2007 Plan and shares and option prices subject to awards outstanding under the 2007 Plan will be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, merger, consolidation, or other distributions of company assets. As of the date hereof, no shares of common stock or Awards have been granted under the 2007 Plan.

Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an option or other Award may be available for future grants of Awards under the 2007 Plan. In addition, shares subject to stock Awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new Awards. Shares issued under the 2007 Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

Administration

Generally, the board of directors will administer the 2007 Plan, unless the board delegates this task to a committee of outside directors. Pursuant to its charter, the board has delegated administration of our equity incentive plans to the compensation committee. However, with respect to Awards made to our non-employee directors or to individuals subject to Section 16 of the Securities Exchange Act of 1934, the full board will act as the administrator of the 2007 Plan. The compensation committee or the full board, as appropriate, has the authority to:

•	select the individuals who will receive Awards;

•	determine the type or types of Awards to be granted;

•	determine the number of Awards to be granted and the number of shares to which the Award relates;

•	determine the terms and conditions of any Award, including the exercise price and vesting;

•	determine the terms of settlement of any Award;

•	prescribe the form of Award agreement;

•	establish, adopt or revise rules for administration of the 2007 Plan;

•	interpret the terms of the 2007 Plan and any matters arising under the 2007 Plan; and

•	make all other decisions and determinations as may be necessary to administer the 2007 Plan.

The board may delegate its authority to grant or amend Awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Internal Revenue Code or the officers to whom the authority to grant or amend Awards has been delegated.

The compensation committee, with the approval of the board, may also amend the 2007 Plan. Amendments to the 2007 Plan are subject to stockholder approval to the extent required by law, or The Nasdaq National Market rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the 2007 Plan or to extend the term of an option beyond ten years.

Eligibility

Awards under the 2007 Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors and our consultants and advisors. However, options which are intended to qualify as incentive stock options may only be granted to employees.

Awards

The following will briefly describe the principal features of the various Awards that may be granted under the 2007 Plan.

Options—Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable in the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, shares of our common stock which have been held by the option holder for a period of time as determined by the compensation committee, other property with value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as the compensation committee may approve from time to time. Options may take two forms, nonqualified options, or NQOs, and incentive stock options, or ISOs.

NQOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NQOs may not be granted at an exercise price that is less than 100% of the fair market value of our common stock on the date of grant.

ISOs will be designed to comply with the provisions of the Internal Revenue Code and will be subject to certain restrictions contained in the Internal Revenue Code in order to qualify as ISOs. Among such restrictions, ISOs must:

•	have an exercise price not less than the fair market value of our common stock on the date of grant, or if granted to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of our classes of stock (10% stockholders), then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

•	be granted only to our employees and employees of our subsidiary corporations;

•	expire with a specified time following the option holders termination of employment;

•	be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant;

•	not be first exercisable for more than $100,000 worth, determined based on the exercise price.

No ISO may be granted under the 2007 Plan after ten years from the date the 2007 Plan is approved by our stockholders.

Restricted Stock—A restricted stock award is the grant of shares of our common stock at a price determined by the compensation committee (which price may be zero), is nontransferable and unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock and or receive dividends on such shares.

Stock Appreciation Rights—SARs provide for payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other Awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will only entitle the holder to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in cash, our common stock or any combination of the two.

Restricted Stock Units—Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock we shall deliver to the holder of the restricted stock unit, unrestricted shares of our common stock which will be freely transferable.

Dividend Equivalents—Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an Award (other than a dividend equivalent award) held by the participant.

Performance Based Awards—Performance based awards are denominated in shares of our common stock, stock units or cash, and are linked to the satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the performance based award to an employee is intended to meet the requirements of “qualified performance based compensation” and therefore is deductible under Section 162(m) of the Internal Revenue Code, then the performance based criteria upon which the Awards will be based shall be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow, return on capital, return on invested capital, return on net assets, return on stockholders’ equity, return on assets, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock, market capitalization and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Stock Payments—Payments to participants of bonuses or other compensation may be made under the 2007 Plan in the form our common stock.

Deferred Stock—Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock also will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.

Changes in Control

All Awards granted under the 2007 Plan will be exercisable in full upon the occurrence of a change in control unless the Award is assumed by any successor in such change in control, or the award agreement otherwise provides. In connection with a change in control, the compensation committee may cause the Awards to terminate but shall give the holder of the Awards the right to exercise their outstanding Awards or receive their other rights under the Awards outstanding for some period of time prior to the change in control, even though the Awards may not be exercisable or otherwise payable.

Adjustments upon Certain Events

The number and kind of securities subject to an Award and the exercise price or base price may be adjusted in the discretion of the compensation committee to reflect any stock dividends, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of company assets to stockholders, or other similar changes affecting the shares. In addition, upon such events the compensation committee may provide for (i) the termination of any Awards in exchange for cash equal to the amount the holder would otherwise be entitled if they had exercised the Award, (ii) the full vesting, exercisability or payment of any Award, (iii) the assumption of such Award by any successor, (iv) the replacement of such Award with other rights or property, (v) the adjustment of the number, type of shares and/or the terms and conditions of the Awards which may be granted in the future, or (v) that Awards cannot vest, be exercised or become payable after such event.

Awards Not Transferable

Generally the Awards may not be pledged, assigned or otherwise transferred other than by will or by laws of descent and distribution. The compensation committee may allow Awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder’s family, charitable institutions or trusts for the benefit of family members. In addition, the compensation committee may allow Awards to be transferred to so-called “blind trusts” by a holder of an Award who is terminating employment in connection with the holder’s service with the government, an educational or other non-profit institution.

Miscellaneous

As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any Award, the company requires participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the compensation committee to disapprove of such use.

The 2007 Plan will expire and no further Awards may be granted after the tenth anniversary of its approval by our stockholders or if later the approval by our board of directors.

Prior Plans

Our board of directors administers the Prior Plans and as such has the power to determine the terms and conditions of the options and rights granted, including:

•	the exercise price;

•	the number of shares to be covered by each option;

•	the vesting and exercisability of the options; and

•	any restrictions regarding the options.

Shares purchased by exercise of options granted under the Prior Plans are generally subject to a repurchase right in our favor, and then our preferred stockholders, consecutively. These repurchase rights are exercisable only upon certain specified events, including, without limitation, an option holder’s termination, divorce, bankruptcy or insolvency. The repurchase right gives us, and then our preferred stockholders, the opportunity to purchase shares acquired upon exercise of options at a price per share equal to the fair market value of our common stock as of the date of repurchase, as determined by the board of directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm. The repurchase right terminates upon a sale of the company or a qualified public offering such as this offering.

We and then the preferred stockholders, consecutively, also have a right of first refusal to purchase all, but not less than all, of any shares acquired upon exercise of options proposed to be transferred by the original option holder to third parties. This right is not applicable to transfers (i) pursuant to applicable laws of descent and distribution or (ii) among a participant’s spouse and descendants, and any trust, partnership or entity solely for the benefit of the option holder and/or the option holder’s spouse and/or descendants. Any transferee must become a party to and agree to be bound by the terms of the applicable Prior Plan. The right of first refusal terminates on the first to occur of (i) the ninth anniversary of the date of issuance of the restricted stock, (ii) a qualified public offering (such as this offering), and (iii) a sale of the company.

Options are generally not transferable. However, upon death, options may be transferred by the participant’s will or by the laws of descent and distribution. Each option is exercisable during the lifetime of the participant, only by such participant. However, with the consent of the board of directors, options may be transferred by gift, without receipt of any consideration, to a member of the option holder’s immediate family, including ancestors or siblings, or to a trust, partnership or entity for the benefit of the option holder and/or such immediate family members.

The following briefly describes the other unique features of each of the Prior Plans:

2002 Equity Incentive Plan

We adopted the 2002 Plan in September 2002 to replace the Old Plan and the Consultants Plan. The 2002 Plan provides for the grant of stock options to our employees, directors, and consultants. Under the 2002 Plan, we may grant both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code, and options that do not so qualify. The maximum aggregate number of shares of common stock issuable under the 2002 Plan is 3,594,057, plus any shares subject to options cancelled under the Old Plan, subject to adjustments to reflect certain transactions affecting the number of our common shares outstanding. As of August 4, 2007, we have 4,110,664 outstanding options under the 2002 Plan.

To date, all options granted under the 2002 Plan have a ten-year term. Unless otherwise specified at the time of the option grant, options under the 2002 Plan vest and become exercisable over four years at a rate of 25% per year provided the optionee remains employed. In addition, options become 100% vested and fully exercisable upon death or disability. Options are immediately cancelled and forfeited upon termination for cause. Options under the 2002

Plan only accelerate and become vested and exercisable in connection with a change in control of the company if they are not assumed by any successor entity in the transaction.

Options granted under the 2002 Plan must generally be exercised, to the extent vested, within twelve months of the optionee’s termination by reason of death, disability or retirement, or within three months after such optionee’s termination other than for death, disability, retirement or cause, but in no event later than the expiration of the ten-year option term.

Second Amended and Restated Restricted Stock Option Plan

We adopted the Old Plan in December, 1998. It has subsequently been amended from time to time, including an amendment that provides that no further grants will be made under the Old Plan after March 22, 2002. The maximum aggregate number of shares of common stock issuable under the Old Plan is 6,410,475, subject to adjustment in the event of certain corporate transactions affecting the number of shares outstanding. As of August 4, 2007, we have 538,029 outstanding options under the Old Plan.

Pursuant to the Old Plan, options have a fourteen-year term. Options granted under the Old Plan vested over four years in 25% installments on each anniversary of the date of grant. At this time, all options granted under the Old Plan are fully vested. However, options may be immediately cancelled and forfeited upon termination for cause.

In the case of a merger, consolidation, dissolution or liquidation of the company, the board of directors may accelerate the expiration date of any option granted under the Old Plan so long as participants receive a reasonable period of time to exercise any outstanding options prior to the accelerated expiration date. In the event of certain corporate transactions, such as a merger or sale of substantially all of our assets, the Old Plan provides that (i) all stock holders will receive the same form and amount of consideration per share of our common stock, or if any holders are given an option as to the form or amount of consideration to be received, all holders will receive the same option; (ii) all common stock holders will, after considering the conversion price then in effect on our preferred stock, receive the same form and amount of consideration per share of our preferred stock; and (iii) all holders of then exercisable rights to acquire common stock will be given an opportunity to exercise their rights prior to the consummation of the corporate transaction and participate in the transaction as a common stock holder or receive consideration in exchange for such rights.

Restricted Stock Option Plan–Consultants

We adopted the Consultants Plan in July, 1999, to provide for grants of options to consultants. A total of 331,800 shares of common stock were reserved for issuance under the Consultants Plan, subject to adjustment to reflect certain corporate transactions affecting the number of shares outstanding. As of August 4, 2007, there are no outstanding options under the Consultants Plan. We ceased making grants under the Consultants Plan on March 12, 2002 upon adoption of the 2002 Plan.

In the case of a merger, consolidation, dissolution or liquidation of the company, the board of directors may accelerate the expiration date of any option so long as participants receive a reasonable period of time to exercise any outstanding options prior to the accelerated expiration date. The board of directors may also accelerate the dates on which any option shall be exercisable under the above circumstances or in any other case in our best interests. In the event of certain corporate transactions, such as a merger or sale of substantially all of our assets, the Consultants Plan provides that (i) all restricted stock holders will receive the same form and amount of consideration per share of our common stock, or if any holders are given an option as to the form or amount of consideration to be received, all holders will receive the same option; (ii) all common stock holders will, after considering the conversion price then in effect on our preferred stock, receive the same form and amount of consideration per share of our preferred stock; and (iii) all holders of then exercisable rights to acquire common stock will be given an opportunity to exercise their rights prior to the consummation of the corporate transaction and participate in the transaction as a common stock holder or receive consideration in exchange for such rights.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitation of liability and indemnification of officers and directors

Our amended and restated certificate of incorporation provides that to the fullest extent permitted by Delaware law our directors will not be liable to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. These limitations of liability do not generally affect the availability under Delaware law of equitable remedies such as injunctive relief, rescission, or other forms of non-monetary relief. and do not generally affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

As permitted by Delaware law, our amended and restated bylaws provide that:

•	we shall indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware law and we may advance expenses to our directors, officers, and other agents in connection with a legal proceeding, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees, fiduciaries or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Certain relationships and related party transactions

Since the beginning of fiscal 2004, we have engaged in the following transactions with our directors, executive officers, and holders of five percent or more of our common stock.

Stock option loan and transactions relating to our common stock

Pursuant to the terms of Ms. Kirby’s employment agreement with ULTA, upon Ms. Kirby’s request, the company loaned $4,094,340 to Ms. Kirby pursuant to a secured promissory note, dated June 30, 2006, to allow Ms. Kirby to exercise previously granted options to purchase shares of our common stock. This loan was secured by the shares purchased upon exercise of the options and was with recourse against Ms. Kirby’s other assets. The loan carried interest at 5.06% per year. Ms. Kirby was required to pay the outstanding interest with any bonus compensation that she received while the loan remained outstanding. Ms. Kirby was able to prepay the loan at anytime, but was required to repay the loan in full (i) immediately prior to our becoming an “issuer” under the Sarbanes-Oxley Act of 2002, (ii) prior to expiration of the time period provided under the terms of her option agreements and our stockholders’ agreements for the repurchase of shares following her termination of employment; or (iii) after five years. Ms. Kirby repaid the loan in full on June 29, 2007.

In December 2006, in connection with the retirement of Charles R. Weber, our former Chief Financial Officer, we made a payment of $759,932 to Mr. Weber pursuant to a stock purchase agreement. This payment was for our net obligation to Mr. Weber resulting from the following transactions: (i) our purchase from Mr. Weber, at $9.18 per share, of 211,518 previously-issued shares of our common stock; (ii) the exercise by Mr. Weber of 767,813 previously-granted stock options, applying proceeds from the above stock sale toward the exercise price; (iii) our purchase from Mr. Weber, at $9.18 per share, of 262,213 of the shares of common stock resulting from the above options exercise; and (iv) our withholding of $2,486,261, an amount requested by Mr. Weber, for taxes due upon exercise of his stock options. After the consummation of this transaction, Mr. Weber continued to own and hold 505,600 shares of our common stock, which, pursuant to the stock purchase agreement, he will be restricted from selling or otherwise transferring for 180 days following this offering.

On June 21, 2004, we issued 316,000 shares of common stock to one of our directors, Dennis Eck, pursuant to a restricted stock agreement under which 100% of the shares were vested as of May 1, 2007. Mr. Eck did not pay any consideration for this stock, and we recognized an aggregate expense of $209,640 for financial statement reporting purposes. See “Compensation—Non-executive director compensation for fiscal 2006.”

On June 21, 2004, we issued an additional 306,424 shares of common stock to Mr. Eck in exchange for $799,999.

On June 21, 2004, we issued 126,400 shares of common stock to one of our directors, Robert DiRomualdo, pursuant to a restricted stock agreement under which 25% of the shares vest annually beginning February 26, 2005. Mr. DiRomualdo will be 100% vested with respect to this stock as of February 26, 2008. Mr. DiRomualdo did not pay any consideration for this stock, and we recognized an aggregate expense of $83,856 for financial statement reporting purposes. See “Compensation—Non-executive director compensation for fiscal 2006.”

On June 21, 2004, we issued an additional 268,121 shares of common stock to Mr. DiRomualdo in exchange for $699,999.

Registration rights agreement

Upon the consummation of this offering, the holders of five percent or more of our common stock and certain of our directors, among others, will enter into a Third Amended and Restated Registration Rights Agreement with us relating to the shares of common stock they hold. See “Description of capital stock—Registration rights” and “Shares eligible for future sale—Registration rights.”

Transactions with vendors

Charles Heilbronn, one of our directors, is Executive Vice President and Secretary, as well as a director, of Chanel, Inc. In 2004, 2005 and 2006, Chanel, Inc. sold to ULTA $3.8 million, $3.9 million and $4.6 million of fragrance, respectively, on an arms’ length basis pursuant to Chanel’s standard wholesale terms, and is expected to sell approximately $5.2 million of fragrance to ULTA during 2007.

Mr. Heilbronn is also a Membre du Conseil de Surveillance (a non-executive board of trustees) of Bourjois SAS (France), the parent company of Bourjois, Ltd. (U.S.). In 2004, 2005 and 2006, Bourjois, Ltd. sold to ULTA $2.1 million, $2.2 million and $2.6 million of beauty products, respectively, on an arms’ length basis pursuant to Bourjois’ standard wholesale terms, and is expected to sell approximately $3.0 million of beauty products to ULTA during 2007.

Review and approval of related party transactions

Our board of directors intends to adopt written policies and procedures in connection with the consummation of this offering for the approval or ratification of any “related party transaction,” defined as any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family members) or any entity with which any of the foregoing persons is an employee, general partner, principal or 5% stockholder, each of whom we refer to as a “related person,” has a direct or indirect interest as set forth in Item 404 of Regulation S-K. The policy provides that management must present to the audit committee for review and approval each proposed related party transaction (other than related party transactions involving compensation matters, certain ordinary course transactions, transactions involving competitive bids or rates fixed by law, and transactions involving services as a bank depository, transfer agent or similar services). The audit committee must review the relevant facts and circumstances of the transaction, including if the transaction is on terms comparable to those that could be obtained in arms’-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct, and either approve or disapprove the related party transaction. If advance approval of a related party transaction requiring the audit committee’s approval is not feasible, the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the audit committee subject to ratification of the transaction by the audit committee at its next regularly scheduled meeting. No director may participate in approval of a related party transaction for which he or she is a related party.

Prior to the adoption of such policy, our policy regarding the review and approval of related-party transactions, which is not written, has been for such transactions to be approved by a majority of the members of our board of directors who are not party to the transaction and do not have a direct or indirect material economic interest in an entity that is party to the transaction. With one exception, all of the transactions set forth above were approved by the board in accordance with this policy. Only the transactions involving Chanel, Inc. and Bourjois, Ltd. described above under “Transactions with vendors,” were not approved pursuant to this policy because the board believed the transactions were so clearly arms’-length in nature that doing so was unnecessary.

Principal stockholders

The following table presents information concerning the beneficial ownership of the shares of our common stock as of August 4, 2007 by:

•	each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

•	each of our NEOs;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of August 4, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

This table lists applicable percentage ownership based on 49,006,458 shares of common stock outstanding as of August 4, 2007, after giving effect to the conversion of our outstanding convertible preferred stock into 41,524,005 shares of common stock concurrently with the closing of this offering and a 0.632-for-1 reverse split of our common stock. Unless otherwise indicated, the address for each of the beneficial owners in the table below is c/o Ulta Salon, Cosmetics & Fragrance, Inc., 1135 Arbor Drive, Romeoville, Illinois 60446.

	Number of shares		Percentage
	beneficially owned		beneficially owned
	Prior to	After	Prior to	After
Name and address of beneficial owner	offering	offering	offering	offering

Five percent stockholders:
GRP II, L.P. and affiliated entities(1) 2121 Avenue of the Stars 31st Floor Los Angeles, California 90067-5014 Attn: Steven Dietz	12,884,577	12,884,577	26.3%	22.7%
Credit Suisse and affiliated entities(2) 11 Madison Avenue New York, NY 10010 Attn: Ed Asante	5,162,555	5,162,555	10.5%	9.1%
Doublemousse B.V.(3) Boerhaavelaan 22 2713 HX Zoetermeer The Netherlands Attn: Charles Heilbronn	11,029,472	11,029,472	22.5%	19.5%

	Number of shares		Percentage
	beneficially owned		beneficially owned
	Prior to	After	Prior to	After
Name and address of beneficial owner	offering	offering	offering	offering

Five percent stockholders (continued):
Oak Investment Partners VII, L.P. and affiliated entities(4) Oak Management Corporation Wells Fargo Center 90 South 7th Street Suite 4550 Minneapolis, Minnesota 55402 Attn: Gerald R. Gallagher	6,344,719	6,344,719	12.9%	11.2%
NEOs and directors:
Lyn P. Kirby	2,528,000	2,528,000	5.2%	4.5%
Bruce E. Barkus(5)	250,272	250,272	*	*
Gregg R. Bodnar	—	—	*	*
Charles R. Weber(6)	505,600	505,600	1.0%	*
Hervé J.F. Defforey(7)	7,801,022	7,801,022	15.9%	13.8%
Robert F. DiRomualdo	595,971	595,971	1.2%	1.1%
Dennis K. Eck(8)	701,424	701,424	1.4%	1.2%
Gerald R. Gallagher(9)	6,344,719	6,344,719	12.9%	11.2%
Terry J. Hanson(10)	1,028,472	1,028,472	2.1%	1.8%
Charles Heilbronn(11)	11,108,472	11,108,472	22.7%	19.6%
Steven E. Lebow(12)	13,776,489	13,776,489	28.1%	24.3%
Yves Sisteron(13)	13,077,893	13,077,893	26.7%	23.1%
All current directors and executive officers as a group (11 persons)(14)	36,605,982	36,605,982	74.7%	64.6%

*	Less than 1%.

(1)	Consists of (i) 6,927,494 shares held by GRP II, L.P. (“GRP II”), (ii) 2,933,588 shares held by Global Retail Partners, L.P. (“GRP I”), (iii) 874,148 shares held by DLJ Diversified Partners, L.P. (“DLJ Diversified”); (iv) 578,294 shares held by GRP Management Services Corp. (“GRPMSC”) as escrow agent for GRP II; (v) 535,042 shares held by GRP II Investors, L.P. (“GRP II Investors”); (vi) 324,561 shares held by DLJ Diversified Partners — A, L.P. (“DLJ Diversified A”); (vii) 201,970 shares held by Global Retail Partners Funding, Inc. (“GRP Funding”); (viii) 196,741 shares held by GRP II Partners, L.P. (“GRP II Partners”); (ix) 190,496 shares held by GRP Partners, L.P. (“GRP I Partners”); (x) 51,981 shares held by GRPMSC as escrow agent for GRP II Investors; (xi) 50,769 shares held by DLJ ESC II, L.P. (“DLJ ESC”) and (xii) 19,493 shares held by GRPMSC as escrow agent for GRP II Partners. GRPVC, L.P. (“GRPVC”) is the general partner of each of GRP II and GRP II Partners, and GRPMSC is the general partner of GRPVC. Merchant Capital, Inc. (“Merchant Capital”) is the general partner of GRP II Investors. Global Retail Partners, Inc. (“GRP Inc”) and Retail Capital Partners, L.P. (“Retail Capital”) are the general partners of GRP I, and GRP Inc is the general partner of Retail Capital. GRP Inc is also the general partner of GRP I Partners. DLJ Diversified Partners, Inc. (“DLJ Diversified Inc”) is the general partner of DLJ Diversified A and DLJ Diversified, and DLJ LBO Plans Management Corporation (“DLJLBO”) is the general partner of DLJ ESC. Merchant Capital, GRP Inc, GRP Funding, DLJLBO and DLJ Diversified Inc (collectively, the “CS Entities”) are each wholly-owned subsidiaries of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), and CSFBPE is a wholly-owned subsidiary of Credit Suisse (USA), Inc. (“CS USA”). Credit Suisse Holdings (USA), Inc. (“CS Holdings”) owns all of the voting stock of CS USA. Credit Suisse, a Swiss bank, owns a majority of the voting stock, and all of the non-voting stock, of CS Holdings. Credit Suisse’s subsidiaries to the extent that they constitute the Investment Banking division, the Alternative Investments business within the Asset Management division and the U.S. private client services business within the Private Banking division of Credit Suisse (collectively, the “CS Reporting Person”) may be deemed to share indirect beneficial ownership of the shares beneficially owned by the CS Entities. Therefore, the CS Reporting Person may be deemed to beneficially own 5,162,555 shares, which is 10.6% of the shares of common stock outstanding as of August 4, 2007 (after giving effect to the conversion of ULTA’s outstanding convertible preferred stock into 41,524,005 shares of common stock concurrently with the closing of this offering). Messrs. Lebow, Sisteron and Defforey are members, together with Steven Dietz and Brian McLoughlin, of the investment committee of GRP II and GRP II Partners. Pursuant to contractual arrangements, GRP II Investors has granted GRPMSC the authority to vote and dispose of the shares held by it in the same manner as the investment committee votes or disposes of shares held by GRP II and GRP II Partners. While Messrs. Lebow, Sisteron and Defforey may be deemed to possess indirect beneficial ownership of the shares owned by GRP II, GRP II Investors and GRP II Partners; none of them, acting alone, has voting or investment power with respect to such shares and, as a result, each of them disclaims beneficial ownership of any and all such shares, except to the extent of their pecuniary interest therein. Pursuant to contractual arrangements, GRPMSC also appoints a majority of the investment committee members of GRP I (which also controls the investment decisions of GRP I Partners). Mr. Lebow and Mr. Sisteron own capital stock which represents a majority of the voting stock of GRPM SC and control its actions. As a result Mr. Lebow and Mr. Sisteron may also be deemed to possess indirect shared beneficial ownership of the shares owned by GRP I, GRP I Partners and the other holders identified above for which one of the CS Entities is a general partner. Since neither Mr. Lebow or Mr. Sisteron, acting alone, has voting or investment power with respect to such shares and, as a result, each of them disclaims beneficial ownership of all such shares except to the extent of their pecuniary interest therein. Each of GRP II, GRP II Investors and GRP II Partners may be deemed to share beneficial ownership of all of the shares held by GRPMSC as escrow agent (as described above).

(2)	The shares shown as beneficially owned by Credit Suisse below are also included in the shares shown as beneficially owned by GRP, II, L.P. as set forth in footnote (1). Consists of (i) 2,933,588 shares held by Global Retail Partners, L.P. (“GRP I”), (ii) 874,148 shares held by DLJ Diversified Partners, L.P. (“DLJ Diversified”); (iii) 535,042 shares held by GRP II Investors, L.P. (“GRP II Investors”); (iv) 324,561 shares held by DLJ Diversified Partners — A, L.P. (“DLJ Diversified A”); (v) 201,970 shares held by Global Retail Partners Funding, Inc. (“GRP Funding”); (vi) 190,496 shares held by GRP Partners, L.P. (“GRP I Partners”); (vii) 51,981 shares held by GRPMSC as escrow agent for GRP II Investors; and (viii) 50,769 shares held by DLJ ESC II, L.P. (“DLJ ESC”). Merchant Capital, Inc. (“Merchant Capital”) is the general partner of GRP II Investors. Global Retail Partners, Inc. (“GRP Inc”) and Retail Capital Partners, L.P. (“Retail Capital”) are the general partners of GRP I, and GRP Inc is the general partner of Retail Capital. GRP Inc is also the general partner of GRP I Partners. DLJ Diversified Partners, Inc. (“DLJ Diversified Inc”) is the general partner of DLJ Diversified A and DLJ Diversified, and DLJ LBO Plans Management Corporation (“DLJLBO”) is the general partner of DLJ ESC. Merchant Capital, GRP Inc, GRP Funding, DLJLBO and DLJ Diversified Inc (collectively, the “CS Entities”) are each wholly-owned subsidiaries of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), and CSFBPE is a wholly-owned subsidiary of Credit Suisse (USA), Inc. (“CS USA”). Credit Suisse Holdings (USA), Inc. (“CS Holdings”) owns all of the voting stock of CS USA. Credit Suisse, a Swiss bank, owns a majority of the voting stock, and all of the non-voting stock, of CS Holdings. Credit Suisse’s subsidiaries to the extent that they constitute the Investment Banking division, the Alternative Investments business within the Asset Management division and the U.S. private client services business within the Private Banking division of Credit Suisse (collectively, the “CS Reporting Person”) may be deemed to share indirect beneficial ownership of the shares beneficially owned by the CS Entities. Please see footnote (1) for a detailed explanation of the voting and investment power with respect to such shares.

(3)	Mr. Heilbronn has been granted a power of attorney and proxy to exercise voting and investment power with respect to all of the shares shown as beneficially owned by Doublemousse B.V. Pursuant to this authority, Mr. Heilbronn makes all voting and investment decisions with respect to all such shares and may be deemed to beneficially own all such shares.

(4)	Of the 6,344,719 shares of common stock shown as beneficially owned by entities affiliated with Oak Investment Partners VII, L.P., Oak Investment Partners VII, L.P. holds 6,112,213 shares and 77,065 shares issuable pursuant to options exercisable at $0.63 per share, and Oak VII Affiliates Fund, L.P. holds 153,506 shares and 1,935 shares issuable pursuant to options exercisable at $0.63 per share. Oak Associates VII, LLC is the general partner of Oak Investment Partners VII, L.P. and Oak VII Affiliates, LLC is the general partner of Oak VII Affiliates Fund, L.P. Mr. Gallagher and four other individuals, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Anne H. Lamont, are the managing members of both Oak Associates VII, LLC and Oak VII Affiliates, LLC, and as such, may be deemed to possess shared beneficial ownership of the shares of common stock held by Oak Investment Partners VII, L.P. and Oak VII Affiliates Fund, L.P. However, none of the five individuals named above, acting alone, has voting or investment power with respect to such shares and, as a result, disclaim beneficial ownership of all such shares except to the extent of their pecuniary interest in such shares.

(5)	Includes 79,000 shares held by Elaine M. Barkus and Bruce E. Barkus, as co-trustees of the Elaine M. Barkus Revocable Trust, and 171,272 shares issuable pursuant to options exercisable at $4.11 per share, over all of which Mr. Barkus has shared voting power and shared investment power.

(6)	Mr. Weber is no longer an employee of ULTA. His address is Rec Room Inc., 1600 E. Algonquin Road, Algonquin, Illinois 60102-9669.

(7)	Of the 7,801,022 shares of common stock shown as beneficially owned by Mr. Defforey, Mr. Defforey holds directly 79,000 shares (which includes 19,750 shares issuable pursuant to options exercisable at $2.61 per share), over which he has sole voting power and sole investment power. The remaining 7,722,022 shares are held by GRP II, L.P. and its following affiliates, which are described above in footnote (1): GRP Management Services Corp. (“GRPMSC”) as escrow agent for GRP II, L.P., GRP II Partners, L.P. and GRPMSC as escrow agent for GRP II Partners, L.P. With the exception of the 79,000 shares held directly by Mr. Defforey, Mr. Defforey has shared voting power and shared investment power with respect to all remaining shares of common stock shown as beneficially owned by him. Mr. Defforey disclaims beneficial ownership of all such remaining shares of common stock, and this prospectus shall not be deemed an admission that Mr. Defforey is a beneficial owner of such shares for purposes of the Securities Exchange Act of 1934, except to the extent of his pecuniary interest in such shares.

(8)	Of the 701,424 shares of common stock shown as beneficially owned by Mr. Eck, Mr. Eck directly holds 586,874 shares and 19,750 shares issuable pursuant to options exercisable at $2.61 per share, over which he has sole voting power and sole investment power, and Sarah Louise Eck Thompson and Keith Lester Eck hold 63,200 and 31,600 shares, respectively. Under the terms of the Eck Family Trust, Mr. Eck has shared voting power and shared investment power with respect to the 94,800 shares held by Sarah Louise Eck Thompson and Keith Lester Eck. Mr. Eck disclaims beneficial ownership of all such shares held by Sarah Louise Eck Thompson and Keith Lester Eck, and this prospectus shall not be deemed an admission that Mr. Eck is a beneficial owner of such shares for purposes of the Securities Exchange Act of 1934.

(9)	Mr. Gallagher beneficially owns all 6,344,719 shares of common stock and shares issuable pursuant to options held by the entities affiliated with Oak Investment Partners VII, L.P., as set forth above in footnote (3). Mr. Gallagher shares voting and investment power with respect to the 6,112,213 shares held by Oak Investment Partners VII, L.P. and the 153,506 shares held by Oak VII Affiliates Fund, L.P. with Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Anne H. Lamont. However, none of these five individuals, acting alone, has voting or investment power with respect to such shares and, as a result, disclaim beneficial ownership of all such shares except to the extent of their pecuniary interest in such shares.

(10)	Of the 1,028,472 shares of common stock shown as beneficially owned by Mr. Hanson, Mr. Hanson holds 775,672 shares directly and Hanson Family Investments, L.P. holds 252,800 shares. Mr. Hanson has sole voting power and sole investment power with respect to all such shares.

(11)	Of the 11,108,472 shares of common stock shown as beneficially owned by Mr. Heilbronn, Mr. Heilbronn holds 79,000 shares directly and is deemed to beneficially own all 11,029,472 shares of common stock held by Doublemousse B.V. Mr. Heilbronn has sole voting power and sole investment power with respect to the 79,000 shares he holds directly, and he has been granted a power of attorney and proxy to exercise voting and investment power with respect to all of the shares shown as beneficially owned by Doublemousse B.V. Pursuant to this authority, Mr. Heilbronn makes all voting and investment decisions with respect to all such shares and may be deemed to beneficially own all such shares.

(12)	Of the 13,776,489 shares of common stock shown as beneficially owned by Mr. Lebow, Mr. Lebow holds 79,000 shares directly, Steven and Susan Lebow Trust dated 12-16-02 holds 648,320 shares, The Michael Harvey Lebow Irrevocable Trust holds 82,296 shares, and The Matthew Allan Lebow Irrevocable Trust holds 82,296 shares. The remaining 12,884,577 shares are held by the entities affiliated with GRP II, L.P. listed above in footnote (1). With the exception of the 79,000 shares held directly by Mr. Lebow, with respect to which he has sole voting power and sole investment power, Mr. Lebow has shared voting power and shared investment power with respect to all remaining shares of common stock shown as beneficially owned by him as indicated in footnote (1). Mr. Lebow disclaims beneficial ownership of all such remaining shares of common stock, and this prospectus shall not be deemed an admission that Mr. Lebow is a beneficial owner of such shares for purposes of the Securities Exchange Act of 1934, except to the extent of his pecuniary interest in such shares.

(13)	Of the 13,077,893 shares of common stock shown as beneficially owned by Mr. Sisteron, Mr. Sisteron holds 178,821 shares directly and SEP for the benefit of Yves Sisteron, Donaldson Lufkin Jenrette Securities Corporation as custodian holds 14,494 shares. The remaining 12,884,577 shares are held by the entities affiliated with GRP II, L.P. listed above in footnote (1). With the exception of the 193,316 shares held directly by Mr. Sisteron and by SEP for the benefit of Yves Sisteron, Donaldson Lufkin Jenrette Securities Corporation as custodian, over which he has sole voting power and sole investment power, Mr. Sisteron shares voting power and investment power with respect to all remaining shares of common stock shown as beneficially owned by him as indicated in footnote (1). Mr. Sisteron disclaims beneficial ownership of all such remaining shares, and this prospectus shall not be deemed an admission that Mr. Sisteron is a beneficial owner of such shares for purposes of the Securities Exchange Act of 1934, except to the extent of his pecuniary interest in such shares.

(14)	Excludes shares beneficially owned by Mr. Weber because he is not a current executive officer of ULTA. Counts only once the 12,884,577 shares beneficially owned by Messrs. Lebow and Sisteron, which are held by the entities affiliated with GRP II, L.P. listed above in footnote (1), the 5,162,555 shares beneficially owned by Credit Suisse and its affiliated entities, which are also beneficially owned by Messrs. Lebow and Sisteron as described in footnote (1), and the 7,722,022 shares beneficially owned by Mr. Defforey, which are held by entities affiliated with GRP II, L.P., and which are also beneficially owned by Messrs. Lebow and Sisteron as described in footnote (1).

Selling stockholders

The following table presents information concerning the beneficial ownership of the shares of our common stock as of the consummation of this offering by each selling stockholder (after giving effect to the conversion of the preferred stock and the reverse stock split, as described in “Description of capital stock”).

						Total shares
						offered if
	Number of shares			Percentage		over-
	beneficially owned		Number of	beneficially owned		allotment
	Prior to	After	shares	Prior to	After	option is
Name of beneficial owner	offering	offering	offered	offering	offering	exercised

Annapolis Ventures LLC(1)	1,474,666	1,259,502	215,164	3.0%	2.2%	530,880
Citiventure III Private Participations(2)	966,290	927,127	39,163	2.0%	1.6%	96,629
Jacques Fournier	492,692	482,708	9,984	1.0%	*	24,635
Chancellor Venture Capital I L.P.(2)	396,200	380,142	16,058	*	*	39,620
Fidas Business S.A.(3)	352,016	344,882	7,134	*	*	17,601
Bank of America Ventures(4)	251,116	149,339	101,777	*	*	251,116
Arabella, S.A.(5)	246,855	146,805	100,050	*	*	246,855
Daniel Bernard	229,362	136,402	92,960	*	*	229,362
KCB BV, L.P.(6)	209,253	186,200	23,053	*	*	56,880
Bob Vonderhaar	169,785	162,741	7,044	*	*	17,380
Marie-Pierre Fournier	137,744	134,953	2,791	*	*	6,887
Richard E. George	137,382	111,767	25,615	*	*	63,200
Municipal Employees Annuity and Benefit Fund of Chicago(2)	126,501	100,866	25,635	*	*	63,251
Appomattox Foundation(16)	114,366	112,049	2,317	*	*	5,718
Hewitt B. Shaw, Jr. and R. Steven Kestner, current Co-Trustees or their successors in trust under the Robert G. Markey Trust Agreement dated July 2, 1985, as heretofore and hereafter amended(7)	108,628	64,601	44,027	*	*	108,628
Policemans’ Annuity & Benefit Fund of Chicago(2)	78,997	62,988	16,009	*	*	39,499
Thomas R Kully TTE Thomas R Kully Rev Tr uad 01/21/1998 Acct #2(8)	47,723	34,916	12,807	*	*	31,600
Lazarus Family Investors LLC(9)	43,945	26,134	17,811	*	*	43,945
KME Venture II(10)	41,738	24,822	16,916	*	*	41,738
Carol F. Thor Revocable Trust u/a/d 6/8/90(11)	40,269	37,708	2,561	*	*	6,320
Bank of America Capital Corporation(4)	29,722	17,676	12,046	*	*	29,722
Donald P. Remey	19,759	11,751	8,008	*	*	19,759
Mellon Bank, N.A., as Trustee for the Bell Atlantic Master Trust(12)	19,736	11,737	7,999	*	*	19,736
Jewish Communal Fund(13)	19,462	11,574	7,888	*	*	19,462
J. Barton Goodwin	18,944	14,384	4,560	*	*	11,252
Glynn Bloomquist	18,579	17,298	1,281	*	*	3,160
John W. Meisenbach	18,448	10,971	7,477	*	*	18,448

						Total shares
						offered if
	Number of shares			Percentage		over-
	beneficially owned		Number of	beneficially owned		allotment
	Prior to	After	shares	Prior to	After	option is
Name of beneficial owner	offering	offering	offered	offering	offering	exercised

Baxter International Inc.(2)	15,835	12,626	3,209	*	*	7,918
JPMorgan Chase Bank as Trustee for General Motors Hourly Rate Employees Pension Trust(14)	13,200	7,850	5,350	*	*	13,200
Theodore T. Horton, Jr.	12,280	9,719	2,561	*	*	6,320
JPMorgan Chase Bank as Trustee for General Motors Salaried Employees Pension Trust(14)	11,472	6,822	4,650	*	*	11,472
Bell Atlantic Master Trust(2)	9,868	5,869	3,999	*	*	9,868
Hoyt J. Goodrich	9,015	7,188	1,827	*	*	4,508
Steven Ritt	8,282	4,925	3,357	*	*	8,282
Stephen J. Eley	7,974	4,742	3,232	*	*	7,974
Feigin Trading Co.	6,955	4,136	2,819	*	*	6,955
Timothy W. Goodrich, III	6,320	5,039	1,281	*	*	3,160
Karen E.C. Ferguson	6,307	5,795	512	*	*	1,264
Howard Schultz	3,950	2,349	1,601	*	*	3,950
Hoyt Goodrich, Jr.	3,792	3,024	768	*	*	1,896
Lisa Goodrich Swift	3,792	3,024	768	*	*	1,896
Peter P. Dyvig	3,477	2,068	1,409	*	*	3,477
Orin C. Smith	3,160	1,879	1,281	*	*	3,160
James R. Miller	3,160	1,879	1,281	*	*	3,160
Virginia B. Jontes	3,160	1,879	1,281	*	*	3,160
Vincent DeGiaimo	2,218	1,319	899	*	*	2,218
Peter Nolan	2,212	1,315	897	*	*	2,212
Douglas M. Hayes and Constance M. Hayes	1,691	1,006	685	*	*	1,691
Wallington Investment Holdings Ltd.(5)	1,640	975	665	*	*	1,640
Warren C. Woo and Carolyn M. Suda as Trustees for the Woo Family Trust dated November 30, 1998(15)	1,264	752	512	*	*	1,264

*	Less than 1%.

(1)	Patrick A. Hopf has sole voting and investment power as to these shares.

(2)	Invesco Private Capital, Inc. (“Invesco”) is the full-discretion investment advisor of this entity, and as such has sole investment and voting power as to these shares. Alan Kittner, Esfandiar Lorasbpour and Johnston I. Evans are members of the Invesco investment committee for this entity, and while they may be deemed to possess indirect beneficial ownership of these shares, none of them, acting alone, has voting or investment power with respect to such shares. As a result, each of them disclaims beneficial ownership of any and all such shares, except to the extent of their pecuniary interest therein.

(3)	Edouard Balser has sole investment and voting power as to these shares.

(4)	Bank of America Ventures (“BAV”) and Bank of America Capital Corporation (“BACC”) are both indirect wholly-owned subsidiaries of Bank of America Corporation (“BAC”), a public company. Under the terms of a management agreement between Scale Management, LLC (“Scale”) and BAC, Scale manages the investment of the Ulta shares held by BAV and BACC and therefore may be deemed to have beneficial ownership of such shares. Scale’s board of directors consists of six members. No one director, acting alone, has investment and voting power as to these shares. BAC, as parent of BAV and BACC, may also be deemed to have investment and voting power over the shares held by BAV and BACC as a result of certain approval rights with respect to such shares.

(5)	Paul Caland has sole investment and voting power as to these shares.

(6)	Harvey Knell is the president of the general partner exercising sole control of KCB BV, L.P., and as such, has investment and voting power as to these shares.

(7)	Hewitt B. Shaw, Jr. and R. Steven Kestner are trustees of the Robert G. Markey Trust dated July 2, 1985, and as such, each has investment and voting power as to these shares.

(8)	Thomas R. Kully is trustee of the Thomas R. Kully Revocable Trust uad 01/21/1998 Acct #2, and as such, has investment and voting power as to these shares.

(9)	Lazarus Family Investors LLC has seven members, which have delegated all authority to manage the business and affairs of the company to Jonathan D. Lazarus, a co-managing member. As such, Mr. Lazarus has investment and voting control as to these shares.

(10)	KME Venture II is 100% owned by Kuwait Investment Authority, a division of the Kuwaiti government.

(11)	Charles W. Thor is trustee of the Carol F. Thor Revocable Trust u/a/d 6/8/90, and as such, has investment and voting power as to these shares

(12)	Mellon Bank N.A. (“Mellon”) is a directed trustee of the Bell Atlantic Master Trust (the “Trust”) as to these shares. Verizon Communications Inc. (“Verizon”), a public company, as settlor of the Trust, has the authority to direct Mellon with respect to the disposition of these shares. Verizon has delegated its authority to its chief financial officer, who has subdelegated such authority to Verizon Investment Management Corp. (“VIMCO”), an indirect wholly-owned subsidiary of Verizon. Pamela Lake is the investment manager at VIMCO with responsibility for the disposition of these shares, and as such, has investment and voting power as to these shares.

(13)	The Jewish Communal Fund is a not-for-profit corporation managed by a board of directors. None of the members of the board, acting alone, has investment or voting power as to these shares.

(14)	JPMorgan Chase Bank is a directed trustee of each of General Motors Hourly Rate Employees Pension Trust and General Motors Salaried Employees Pension Trust (the “Trusts”) as to these shares. Performance Equity Management, LLC (“PEM”) (a joint venture 49% owned by General Motors Asset Management (“GMAM”), an indirect wholly-owned subsidiary of General Motors Corporation, a public company) has a limited power of attorney from the Trusts to direct Adams Street Partners, LLC, the settlor of the Trusts, to direct the Trusts with respect to the disposition of these shares. No one person at PEM, acting alone, has investment or voting power as to these shares.

(15)	Warren C. Woo and Carolyn M. Suda are trustees of the Woo Family Trust dated November 30, 1998, and as such, each has investment and voting power as to these shares.

(16)	An investment committee of three persons controls the disposition of these shares. No one person, acting alone, has investment and voting control as to these shares.

Description of capital stock

The following is a summary of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation, by-laws and stockholder rights agreement, as they will be in effect upon the consummation of this offering. This description is only a summary. For more detailed information, please see our amended and restated certificate of incorporation, by-laws and stockholder rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the consummation of this offering.

General

As of August 4, 2007, and after giving effect to the reverse stock split discussed in detail below, there were 7,482,453 shares of common stock, par value $.0158 per share, issued and outstanding and 70,494,832.34 shares of preferred stock issued, of which:

•	16,768,883 were designated as Series I convertible preferred stock, par value $.01 per share;

•	7,420,130 were designated as Series II convertible preferred stock, par value $.01 per share;

•	4,792,302 were designated as Series III non-convertible preferred stock, par value $.01 per share;

•	19,145,558 were designated as Series IV convertible preferred stock, par value $.01 per share;

•	21,447,959.34 were designated as Series V convertible preferred stock, par value $.01 per share; and

•	920,000 were designated as Series V-1 convertible preferred stock, par value $.01 per share.

On October 22, 2007, each share of common stock then outstanding was converted into 0.632 of one share of our common stock, as described below under the heading “Reverse stock split.” Upon the consummation of this offering, all outstanding shares of our Series III non-convertible preferred stock will be redeemed for an aggregate of approximately $4.8 million (which will be paid using the proceeds from this offering) and all other outstanding shares of our preferred stock will be converted into an aggregate of 41,524,005 shares of our common stock, pursuant to the provisions of our amended and restated certificate of incorporation. Upon the consummation of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, par value $.01 per share, and 70,000,000 shares of preferred stock, par value $.01 per share, all of which preferred stock shall be undesignated. Our board of directors may establish the rights and preference of the preferred stock from time to time, without stockholder approval.

Common stock

Outstanding shares

As of August 4, 2007, there were 7,482,453 shares of common stock outstanding, held by 237 holders of record of our common stock.

Options

As of August 4, 2007, after giving effect to changes in the exercise price and number of shares subject to options made in connection with the reverse stock split, there were outstanding options to purchase 4,648,693 shares of our common stock, of which 2,032,966 were vested, at a weighted average exercise price for all outstanding options of $6.09 per share. Substantially all of the shares issued upon the exercise of such options will be subject to 180-day lock-up agreements entered into with the underwriters.

Voting rights

Subject to any preferential voting rights of any outstanding preferred stock, each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting rights. Because of this the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to the preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

Upon liquidation, dissolution or winding-up of the company, the holders of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference, if any, in respect of then outstanding shares of preferred stock.

Rights and preferences

Shares of common stock are not convertible into any other class of capital stock. Holders of shares of common stock are not entitled to preemptive or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock which we may designate in the future.

Preferred stock

Upon the consummation of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 70,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series outstanding). The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with our stockholder rights agreement discussed below. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Reverse stock split

On October 22, 2007, we effected a reverse stock split pursuant to which each share of our common stock then outstanding converted into 0.632 of one share of our common stock. In connection with the reverse stock split, the number of shares available for distribution under our stock option plans was reduced in accordance with the reverse stock split ratio. For more information on our stock option plans, see “Equity incentive plans.” Additionally, all outstanding options to purchase shares of common stock was adjusted to reflect the reverse stock split, as follows: the number of shares subject to the option was decreased by multiplying the pre-split number of shares by the reverse stock split ratio, and the exercise price of each option was increased by dividing the pre-split exercise price by the reverse stock split ratio. Finally the conversion ratio of preferred stock to common stock has been adjusted, in accordance with the provisions of our current certificate of incorporation, such that the number of shares of common stock issued upon conversion of the preferred will be the number resulting from (i) a one-for-one conversion of preferred stock to common stock, followed by (ii) the conversion of each share of the resulting common stock into 0.632 of one share of our common stock.

Registration rights

Upon the consummation of this offering, the Third Amended and Restated Registration Rights Agreement with certain of our stockholders, which is filed as an exhibit to the registration statement of which this prospectus is a part, will become effective. Pursuant to this agreement, certain holders of “Conversion Registrable Securities” (which include shares of common stock issued upon the conversion of Series I, Series II, Series IV, Series V and Series V-1 convertible preferred stock) may, at any time, subject to certain terms and conditions, require us to file with the SEC and cause to be declared effective a long-form registration statement on Form S-1 or a short-form registration on Form S-3 covering the resale of all shares of common stock held by such persons. Subject to the limitation that we will only be obligated to undertake an aggregate of three long-form registrations and three short-form registrations with respect to the Conversion Registrable Securities (the expenses related to which we will pay), we will be required to undertake such registration:

•	Upon the request of the holders of no less than a majority of Conversion Registrable Securities in the case of a long-form registration; provided, that the anticipated aggregate offering price of the Conversion Registrable Securities covered by such registration exceeds $20 million net of underwriting discounts and commissions; or

•	Upon the request of the holders of no less than 25% of Conversion Registrable Securities in the case of a short-form registration; provided, that the anticipated aggregate offering price of the Conversion Registrable Securities covered by such registration exceeds $5 million net of underwriting discounts and commissions.

Additionally, whenever we propose to register any of our common stock or other securities convertible or exchangeable into or exercisable for common stock, under the Securities Act, the holders of “Registrable Securities” (which includes Conversion Registrable Securities, any shares of common stock held by persons holding Conversion Registrable Securities, and shares of common stock held by Richard E. George and Terry J. Hanson, former executives of ULTA) will be entitled to customary “piggyback” registration rights, provided these shares may be excluded from the registration if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering.

Stockholder rights agreement

Upon the consummation of this offering, our board of directors will have adopted a stockholder rights agreement. Pursuant to the stockholder rights agreement, our board of directors will declare a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock to stockholders of record as of a specified date. The preferred stock rights will trade with, and not apart from, our common stock unless certain prescribed triggering events occur. The stockholder rights agreement will be designed and implemented to enhance the ability of our board of directors to protect stockholder interests and to ensure that stockholders receive fair treatment in the event of any coercive takeover attempt. The stockholder rights agreement, however, is intended to discourage takeover attempts opposed by the board of directors, and may affect takeover attempts, including those that particular stockholders may deem in their best interests.

Delaware anti-takeover law and provisions of our amended and restated certificate of incorporation and by-laws

Delaware anti-takeover law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 generally defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of stock which is owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Provisions of our amended and restated certificate of incorporation and by-laws, which will become effective upon the consummation of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and by-laws:

•	divide our board of directors into three classes;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that special meetings of our stockholder may be called only by the chairman of the board of directors, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that the authorized number of directors may be changed only by resolution of the board of directors.

Transfer agent and registrar

Upon the consummation of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038.

NASDAQ Global Select Market quotation

We are applying to have our common stock listed on the NASDAQ Global Select Market under the symbol “ULTA.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of August 4, 2007, we will have 56,673,125 shares of common stock outstanding, assuming no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining 48,133,485 shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up period described below, all of these restricted securities will be available for sale in the public market beginning 180 days after the date of this prospectus under Rule 144, subject in some cases to volume limitations, Rule 144(k) or Rule 701.

Rule 144

In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately 566,731 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

Shares issued in reliance on Rule 701, such as the shares of common stock acquired upon the exercise of options or pursuant to other rights granted under the Old Plan and the 2002 Plan,

are also restricted, and may be resold, to the extent not restricted by the terms of the lock-up agreements by non-affiliates beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. Of the 4,648,693 shares issuable upon exercise of options under the Old Plan and the 2002 Plan as of August 4, 2007, 4,110,664 shares are subject to a 180-day lock-up requirement pursuant to the terms of the 2002 Plan.

Lock-up agreements

All of our directors and officers and substantially all of our stockholders and our option holders are obligated, pursuant to either (i) lock-up agreements, (ii) the 2002 Plan, or (iii) in the case of stockholders who received shares of common stock upon conversion of our preferred stock, the registration agreement to which they are a party, not to sell, transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without, in the case of parties to a lock-up agreement, the prior written consent of J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. The holders of approximately 99% of our outstanding shares of common stock prior to this offering are subject to the obligations described above regarding the 180 day lock-up period. The lock-up agreements are described below under “Underwriting;” the equity incentive plans are described above under “Executive compensation-Stock plans;” and the registration agreement is described above under “Description of capital stock-Registration rights.”

Options

As of August 4, 2007, options to purchase a total of 4,648,693 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our stock option and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions, Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration rights

After the consummation of this offering and the expiration of the lock-up period described above, the holders of 42,363,171 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act, under the terms of a registration agreement between us and the holders of these securities.

We will bear the registration expenses if these registration rights are exercised as described above under “Description of capital stock-Registration rights,” other than underwriting discounts and commissions. These registration rights terminate as to a holder’s shares when that holder may sell those shares under Rule 144(k) of the Securities Act.

Material U.S. federal income tax consequences
to non-U.S. holders

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy, or as part of a conversion transaction or other integrated investment.

WE RECOMMEND PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of non-U.S. holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the ownership and disposition of our common stock.

Distributions on our common stock

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with such holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States ) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties which may provide different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on disposition of our common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties which may provide different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

In addition to the foregoing, any gain to a non-U.S. holder upon the sale or disposition of our common stock will be subject to U.S. federal income tax if our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, during the relevant statutory period. We believe we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than five percent of our common stock.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding (currently at a 28% rate) generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (such as by providing a valid IRS Form W-8BEN or W-8ECI), or an exemption is otherwise established, unless we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury (such as by providing a valid IRS Form W-8BEN or W-8ECI) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Underwriting

J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as joint book-running managers, and Thomas Weisel Partners LLC, Cowen and Company, LLC and Piper Jaffray & Co. are acting as co-managers for this offering.

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Thomas Weisel Partners LLC
Cowen and Company, LLC
Piper Jaffray & Co.

Total	8,539,648

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The underwriters have advised us that they do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 1,280,947 shares of common stock from the selling stockholders to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by ULTA		Paid by Selling Stockholders
	Without	With	Without	With
	over-allotment	over-allotment	over-allotment	over-allotment
	exercise	exercise	exercise	exercise

Per share	$	$	$	$
Total	$	$	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the NASDAQ Global Select Market in the over-the counter market or otherwise and, if commenced, may be discontinued at any time.

One of more underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.6 million.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of our directors and officers and substantially all of our stockholders are obligated, pursuant to either (i) lock-up agreements, (ii) the equity incentive plan under which they received shares, or (iii) in the case of stockholders who received common stock upon conversion of our preferred stock, the registration agreement to which they are a party, for a period of 180 days after the date of this prospectus, without, in the case of parties to a lock-up agreement, the prior written consent of J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, subject to a possible extension under certain circumstances, not to (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules an regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The holders of approximately 99% of our outstanding shares of common stock are subject to the obligations described above regarding the 180-day lock-up period.

We are applying to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “ULTA.”

Prior to this offering, there has been no public market for our common stock. We and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services for us and our affiliates.

An affiliate of J.P. Morgan Securities Inc. is a lender and the documentation agent under our credit facility. An affiliate of Wachovia Capital Markets, LLC is a co-arranger and the collateral agent under our credit facility. To the extent any of the proceeds of this offering are applied to repay loans outstanding under our credit facility, such affiliates will receive a portion of the amounts so repaid under such facility.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois, and for the underwriters by Winston & Strawn LLP, Chicago, Illinois. Latham & Watkins LLP holds 27,106 shares of our common stock and a partner of Latham & Watkins LLP and members of his family have an interest, through a living trust and a trust for the benefit of his children, in 64,822 shares of our common stock.

Experts

The consolidated financial statements of Ulta Salon, Cosmetics & Fragrance, Inc. at January 28, 2006 and February 3, 2007, and for each of the three years in the period ended February 3, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 registering the common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For more information concerning us and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference.

The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

As a result of the filing of the registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file periodic proxy statements and will make available to our stockholders annual reports containing audited consolidated financial information for each year and quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

Ulta Salon, Cosmetics & Fragrance, Inc.

Index to consolidated financial statements

Report of independent registered public accounting firm	F-2
Consolidated balance sheets—January 28, 2006, February 3, 2007, and August 4, 2007 (unaudited)	F-3
Consolidated statements of income—For the years ended January 29, 2005, January 28, 2006, and February 3, 2007, and the six months ended July 29, 2006 and August 4, 2007 (unaudited)	F-5
Consolidated statements of cash flows—For the years ended January 29, 2005, January 28, 2006, and February 3, 2007, and the six months ended July 29, 2006 and August 4, 2007 (unaudited)	F-7
Consolidated statements of stockholders’ equity—For the years ended January 29, 2005, January 28, 2006, and February 3, 2007 and the six months ended August 4, 2007 (unaudited)	F-8
Notes to consolidated financial statements	F-11

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Ulta Salon, Cosmetics & Fragrance, Inc.

We have audited the accompanying consolidated balance sheets of Ulta Salon, Cosmetics & Fragrance, Inc. and subsidiary (the Company) as of January 28, 2006 and February 3, 2007, and the related consolidated statements of income, cash flows, and stockholders’ equity for each of the three years in the period ended February 3, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ulta Salon, Cosmetics & Fragrance, Inc. and subsidiary at January 28, 2006 and February 3, 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective January 29, 2006, the Company changed its method of accounting for share-based compensation upon the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ Ernst & Young LLP

Chicago, Illinois
April 11, 2007, except as to Note 1, as to which the date is October 22, 2007

Ulta Salon, Cosmetics & Fragrance, Inc.

Consolidated balance sheets

				Pro Forma
	January 28,	February 3,	August 4,	August 4,
(Dollars in thousands)	2006	2007	2007	2007

			(unaudited)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$2,839	$3,645	$3,165
Receivables, net	15,757	18,476	14,295
Merchandise inventories	109,374	129,237	148,559
Prepaid expenses and other current assets	14,942	15,276	23,292
Deferred income taxes	2,539	5,412	5,476

Total current assets	145,451	172,046	194,787
Property and equipment, net	133,003	162,080	196,919
Deferred income taxes	3,962	4,125	4,125
Other assets	199	346	1,763

Total assets	$282,615	$338,597	$397,594

Liabilities and stockholders’ equity
Current liabilities:
Current portion—notes payable	$—	$—	$33,788
Accounts payable	34,435	43,071	41,010
Preferred dividends payable	—	—	—	89,405
Accrued liabilities	26,496	38,604	45,308
Accrued income taxes	8,047	2,266	—

Total current liabilities	68,978	83,941	120,106	209,511
Notes payable—less current portion	45,381	50,737	55,038	$59,830
Deferred rent	40,449	50,367	56,651

Total liabilities	154,808	185,045	231,795	325,992
Commitments and contingencies (Note 4)	—	—	—
Series III redeemable preferred stock	4,792	4,792	4,792	—

				Pro Forma
	January 28,	February 3,	August 4,	August 4,
(Dollars in thousands)	2006	2007	2007	2007

			(unaudited)	(unaudited)

Stockholders’ equity:
Preferred stock	208,475	223,059	230,680	—
Treasury stock—preferred, at cost	(12)	(12)	(1,815)	—
Common stock, $.0158 par value, 67,308,000 shares authorized, 4,513,541, 7,409,302, and 7,733,104 shares issued, and 4,513,035, 7,167,183, and 7,482,453 shares outstanding at January 28, 2006, February 3, 2007, and August 4, 2007 (unaudited), respectively, and 49,257,103 shares issued and 49,006,458 shares outstanding pro forma (unaudited)	71	117	122	778
Treasury stock—common, at cost	—	(2,217)	(2,321)
Additional paid-in capital	6,533	15,501	17,753	156,557
Deferred stock-based compensation	(431)	—	—
Related party notes receivable	(373)	(4,467)	—
Accumulated deficit	(91,199)	(83,240)	(83,336)
Accumulated other comprehensive income (loss)	(49)	19	(76)

Total stockholders’ equity	123,015	148,760	161,007	71,602

Total liabilities and stockholders’ equity	$282,615	$338,597	$397,594	$397,594

See accompanying notes.

Ulta Salon, Cosmetics & Fragrance, Inc.

Consolidated statements of income

	Year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands, except per share data)	2005	2006	2007	2006	2007

				(unaudited)

Net sales	$491,152	$579,075	$755,113	$322,026	$394,562
Cost of sales	346,585	404,794	519,929	221,906	276,017

Gross profit	144,567	174,281	235,184	100,120	118,545
Selling, general, and administrative expenses	121,999	140,145	188,000	80,921	99,170
Pre-opening expenses	4,072	4,712	7,096	2,427	4,570

Operating income	18,496	29,424	40,088	16,772	14,805
Interest expense	2,835	2,951	3,314	1,457	2,158

Income before income taxes	15,661	26,473	36,774	15,315	12,647
Income tax expense	6,201	10,504	14,231	6,051	5,122

Net income	$9,460	$15,969	$22,543	$9,264	$7,525

Less preferred stock dividends	11,692	12,922	14,584	6,971	7,621

Net income (loss) available to common stockholders	$(2,232)	$3,047	$7,959	$2,293	$(96)

Net income (loss) per common share:
Basic	$(0.70)	$0.74	$1.38	$0.48	$(0.01)
Diluted	$(0.70)	$0.33	$0.45	$0.19	$(0.01)
Basic weighted average number of shares of common stock outstanding	3,180,611	4,094,233	5,770,601	4,823,169	7,289,310
Diluted weighted average number of shares of common stock outstanding	3,180,611	48,196,240	49,920,577	48,850,350	7,289,310

	Year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands, except per share data)	2005	2006	2007	2006	2007

				(unaudited)

Pro forma net income available to common stockholders			$22,543		$7,525
Pro forma net income per common share:
Pro forma basic			$0.41		$0.13
Pro forma diluted			$0.39		$0.13

Pro forma basic weighted average number of shares of common stock outstanding			55,189,056		56,479,982
Pro forma diluted weighted average number of shares of common stock outstanding			57,587,244		58,665,737

See accompanying notes.

Ulta Salon, Cosmetics & Fragrance, Inc.

Consolidated statements of cash flows

	Year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands)	2005	2006	2007	2006	2007

				(unaudited)

Operating activities
Net income	$9,460	$15,969	$22,543	$9,264	$7,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,304	22,285	29,736	12,241	19,103
Deferred income taxes	961	(3,037)	(3,080)	—	—
Non-cash stock compensation charges	634	468	983	456	554
Excess tax benefits from stock-based compensation	—	(213)	(5,360)	(2,733)	(918)
Loss (gain) on disposal of property and equipment	1,167	1,230	3,518	924	(65)
Change in operating assets and liabilities:
Receivables	(8,548)	(830)	(2,719)	5,750	4,180
Merchandise inventories	(21,514)	(5,134)	(19,863)	(10,199)	(19,322)
Prepaid expenses and other assets	(3,157)	(2,542)	(449)	(3,534)	(8,546)
Accounts payable	15,308	(5,505)	8,636	3,182	(2,062)
Accrued liabilities	10,595	7,753	11,767	(9,567)	(6,676)
Deferred rent	6,051	7,157	9,918	2,387	6,284

Net cash provided by operating activities	29,261	37,601	55,630	8,171	57
Investing activities
Purchases of property and equipment, net	(34,807)	(41,607)	(62,331)	(18,370)	(42,889)
Receipt of related party notes receivable	—	—	—	—	4,467
Issuance of related party notes receivable	—	—	(2,414)	(2,414)	—

Net cash used in investing activities	(34,807)	(41,607)	(64,745)	(20,784)	(38,422)
Financing activities
Proceeds on long-term borrowings	532,002	644,817	851,468	357,562	468,668
Payments on long-term borrowings	(528,010)	(641,652)	(846,112)	(347,871)	(430,579)
Excess tax benefits from stock-based compensation	—	213	5,360	2,733	918
Proceeds from issuance of common stock	1,801	615	1,422	466	785
Purchase of treasury stock	—	—	(2,217)	—	(1,907)
Principal payments under capital lease obligations	(421)	(167)	—	—	—
Proceeds from issuance of preferred stock	—	15	—	—	—

Net cash provided by financing activities	5,372	3,841	9,921	12,890	37,885

Net increase (decrease) in cash and cash equivalents	(174)	(165)	806	277	(480)
Cash and cash equivalents at beginning of period	3,178	3,004	2,839	2,839	3,645

Cash and cash equivalents at end of period	$3,004	$2,839	$3,645	$3,116	$3,165

Supplemental cash flow information
Cash paid for interest	$2,516	$3,218	$3,798	$1,455	$2,019

Cash paid for income taxes	$3,277	$9,766	$17,193	$16,596	$12,076

Non-cash investing and financing activities:
Unrealized (gain) / loss on interest rate swap hedge, net of tax	$(634)	$(427)	$(68)	$(63)	$95

Issuance of related party notes receivable for exercise of stock options	$—	$—	$(1,680)	$(1,680)	$—

See accompanying notes.

Ulta Salon, Cosmetics & Fragrance, Inc.

Consolidated statements of stockholders’ equity

			Series II convertible,						Series V-1
	Series I convertible,		voting preferred		Series IV convertible,		Series V convertible,		convertible, voting
	voting preferred stock		stock		voting preferred stock		voting preferred stock		preferred stock
	$.01		$.01		$.01		$.01		$.01
	17,207,532		7,634,207		19,183,653		22,500,000		4,600,000		Total preferred stock
Par value authorized shares	Issued		Issued		Issued		Issued		Issued		Issued
(Dollars in thousands, except per share data)	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Balance—January 31, 2004	16,769,101	$31,818	7,634,207	$74,455	19,183,653	$34,565	21,447,959	$41,287	920,000	$1,721	65,954,920	$183,846
Issuance of stock	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends	—	3,419	—	—	—	3,673	—	4,416	—	184	—	11,692
Unrealized gain on interest rate swap hedge, net of $414 income tax	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended January 29, 2005	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Stock compensation charge	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—

Balance—January 29, 2005	16,769,101	35,237	7,634,207	74,455	19,183,653	38,238	21,447,959	45,703	920,000	1,905	65,954,920	195,538
Issuance of stock	146,130	15	—	—	—	—	—	—	—	—	146,130	15
Accretion of dividends	—	3,788	—	—	—	4,058	—	4,873	—	203	—	12,922
Unrealized gain on interest rate swap hedge, net of $279 income tax	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended January 28, 2006	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Excess tax benefits from stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—
Stock compensation charge	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—

Balance—January 28, 2006	16,915,231	39,040	7,634,207	74,455	19,183,653	42,296	21,447,959	50,576	920,000	2,108	66,101,050	208,475
Issuance of stock	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends	—	4,277	—	—	—	4,575	—	5,503	—	229	—	14,584
Issuance of related party notes receivable	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on interest rate swap hedge, net of $44 income tax	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended February 3, 2007	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Excess tax benefits from stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of deferred compensation on SFAS 123R adoption	—	—	—	—	—	—	—	—	—	—	—	—
Stock compensation charge	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—

Balance—February 3, 2007	16,915,231	$43,317	7,634,207	$74,455	19,183,653	$46,871	21,447,959	$56,079	920,000	$2,337	66,101,050	$223,059

See accompanying notes.

Ulta Salon, Cosmetics & Fragrance, Inc.

Consolidated statements of stockholders’ equity

	Treasury—preferred stock		Common stock
	$.0158								Related		Accumulated
	67,308,000				Treasury—common stock		Additional	Deferred	party		other	Total
Par value authorized shares	Treasury		Issued		Treasury		paid-In	stock-based	notes	Accumulated	comprehensive	stockholders’
(Dollars in thousands, except per share data)	shares	Amount	shares	Amount	shares	Amount	capital	compensation	receivable	deficit	income (loss)	equity

Balance—January 31, 2004	(38,095)	$(12)	2,592,947	$41	(506)	$—	$2,400	$—	$(373)	$(92,014)	$(1,110)	$92,778
Issuance of stock	—	—	892,148	53	—	—	1,749	—	—	—	—	1,802
Accretion of dividends	—	—	—	—	—	—	—	—	—	(11,692)	—	—
Unrealized gain on interest rate swap hedge, net of $414 income tax	—	—	—	—	—	—	—	—	—	—	634	634
Net income for the year ended January 29, 2005	—	—	—	—	—	—	—	—	—	9,460	—	9,460

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	10,094
Stock compensation charge	—	—	—	—	—	—	209	—	—	—	—	209
Deferred stock-based compensation	—	—	442,400	7	—	—	1,148	(1,155)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	425	—	—	—	425

Balance—January 29, 2005	(38,095)	(12)	3,927,495	101	(506)	—	5,506	(730)	(373)	(94,246)	(476)	105,308
Issuance of stock	—	—	586,046	(30)	—	—	645	—	—	—	—	630
Accretion of dividends	—	—	—	—	—	—	—	—	—	(12,922)	—	—
Unrealized gain on interest rate swap hedge, net of $279 income tax	—	—	—	—	—	—	—	—	—	—	427	427
Net income for the year ended January 28, 2006	—	—	—	—	—	—	—	—	—	15,969	—	15,969

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	16,396
Excess tax benefits from stock-based compensation	—	—	—	—	—	—	213	—	—	—	—	213
Stock compensation charge	—	—	—	—	—	—	169	—	—	—	—	169
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	299	—	—	—	299

Balance—January 28, 2006	(38,095)	(12)	4,513,541	71	(506)	—	6,533	(431)	(373)	(91,199)	(49)	123,015
Issuance of stock	—	—	2,895,761	46	—	—	3,056	—	—	—	—	3,102
Purchase of treasury stock	—	—	—	—	(241,613)	(2,217)	—	—	—	—	—	(2,217)
Accretion of dividends	—	—	—	—	—	—	—	—	—	(14,584)	—	—
Issuance of related party notes receivable	—	—	—	—	—	—	—	—	(4,094)	—	—	(4,094)
Unrealized gain on interest rate swap hedge, net of $44 income tax	—	—	—	—	—	—	—	—	—	—	68	68
Net income for the year ended February 3, 2007	—	—	—	—	—	—	—	—	—	22,543	—	22,543

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	22,611
Excess tax benefits from stock-based compensation	—	—	—	—	—	—	5,360	—	—	—	—	5,360
Reclassification of deferred compensation on SFAS 123R adoption	—	—	—	—	—	—	(431)	431	—	—	—	—
Stock compensation charge	—	—	—	—	—	—	690	—	—	—	—	690
Amortization of deferred stock-based compensation	—	—	—	—	—	—	293	—	—	—	—	293

Balance—February 3, 2007	(38,095)	$(12)	7,409,302	$117	(242,119)	$(2,217)	$15,501	$—	$(4,467)	$(83,240)	$19	$148,760

See accompanying notes.

Ulta Salon, Cosmetics & Fragrance, Inc.

Consolidated statements of stockholders’ equity

	Series I		Series II		Series IV		Series V		Series V-1
	convertible,		convertible,		convertible,		convertible,		convertible,
	voting,		voting,		voting,		voting,		voting,				Treasury—preferred
	preferred stock		preferred stock		preferred stock		preferred stock		preferred stock		Total preferred stock		stock		Common stock
	$.01		$.01		$.01		$.01		$.01		$.0158						Treasury—common			Related		Accumulated
	17,207,532		7,634,207		19,183,653		22,500,000		4,600,000		67,308,000						stock		Additional	party		other	Total
Par value authorized shares	Issued		Issued		Issued		Issued		Issued		Issued		Issued		Issued		Issued		paid-in	notes	Accumulated	comprehensive	stockholders’
(Dollars in thousands, except per share data)	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	receivable	deficit	income (loss)	equity

Balance—February 3, 2007	16,915,231	$43,317	7,634,207	$74,455	19,183,653	$46,871	21,447,959	$56,079	920,000	$2,337	66,101,050	$223,059	(38,095)	$(12)	7,409,302	$117	(242,119)	$(2,217)	$15,501	$(4,467)	$(83,240)	$19	$148,760
(unaudited)
Issuance of stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	323,802	5	—	—	780	—	—	—	785
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	(360,415)	(1,803)	—	—	(8,532)	(104)	—	—	—	—	(1,907)
Accretion of dividends	—	2,214	—	—	—	2,395	—	2,892	—	120	—	7,621	—	—	—	—	—	—	—	—	(7,621)	—	—
Receipt of related party notes receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,467	—	—	4,467
Unrealized loss on interest rate swap hedge, net of $63 income tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(95)	(95)
Net income for the period ended August 4, 2007	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,525	—	7,525

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,430
Excess tax benefits from stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	918	—	—	—	918
Stock compensation charge	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	464	—	—	—	464
Amortization of deferred stock- based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	90	—	—	—	90

Balance—August 4, 2007	16,915,231	$45,531	7,634,207	$74,455	19,183,653	$49,266	21,447,959	$58,971	920,000	$2,457	66,101,050	$230,680	(398,510)	$(1,815)	7,733,104	$122	(250,651)	$(2,321)	$17,753	$—	$(83,336)	$(76)	$161,007

See accompanying notes.

Ulta Salon, Cosmetics & Fragrance, Inc.

Notes to consolidated financial statements

1. Business and basis of presentation

The accompanying consolidated financial statements of Ulta Salon, Cosmetics & Fragrance, Inc. (the Company) include Ulta Salon, Cosmetics & Fragrance, Inc. and its wholly owned subsidiary, Ulta Internet Holdings, Inc. (Internet). All intercompany balances and transactions have been eliminated. The operations of Internet were merged into the Company during 2006, resulting in its dissolution as a separate legal entity on November 30, 2006.

The Company was incorporated in the state of Delaware on January 9, 1990, to operate specialty retail stores selling cosmetics, fragrance, haircare and skincare products, and related accessories and services. The stores also feature full-service salons. As of August 4, 2007, the Company operated 211 stores in 26 states, as shown in the table below:

Number of
State	stores

Arizona	19
California	25
Colorado	9
Delaware	1
Florida	10
Georgia	12
Illinois	27
Indiana	4
Iowa	1
Kansas	1
Kentucky	2
Maryland	4
Michigan	4
Minnesota	6
Nevada	5
New Jersey	9
New York	6
North Carolina	8
Oklahoma	4
Oregon	1
Pennsylvania	11
South Carolina	3
Texas	28
Virginia	7
Washington	3
Wisconsin	1

Total	211

Unaudited interim results

The accompanying consolidated balance sheet as of August 4, 2007, and the consolidated statements of income and cash flows for the six months ended July 29, 2006 and August 4, 2007, and the consolidated statement of stockholders’ equity for the six months ended August 4, 2007, are unaudited. The unaudited interim consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the U.S. Securities and Exchange Commission’s Article 10, Regulation S-X. The unaudited interim financial information has been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state the Company’s consolidated financial position as of August 4, 2007 and its results of operations and cash flows for the six months ended July 29, 2006 and August 4, 2007. The consolidated financial data and other information disclosed in these notes to the financial statements as of August 4, 2007 and for the six months ended July 29, 2006 and August 4, 2007 are unaudited. The Company’s business is subject to seasonal fluctuation. Significant portions of the Company’s net sales and net income are realized during the fourth quarter of the fiscal year due to the holiday selling season. The results for the six months ended August 4, 2007 are not necessarily indicative of the results to be expected for the fiscal year ending February 2, 2008, or for any other future interim period or for any future year.

Initial Public Offering

The Company has filed a Registration Statement (Form S-1) with the United States Securities and Exchange Commission for its proposed initial public offering of shares of its common stock.

Reverse stock split

On September 17, 2007, the Company’s Board of Directors approved a resolution to effect a reverse stock split of the Company’s common stock at an exchange ratio resulting in an estimated fair market value per share in a range of $14.00 - $16.00 with a corresponding change to the par value of the common stock. On October 22, 2007, a 0.632-for-1 reverse stock split became effective. Any fractional shares resulting from the reverse stock split were rounded to the nearest whole share. All common share and per share amounts for all periods presented have been restated and the conversion ratio of preferred to common shares has been adjusted for the 0.632-for-1 reverse stock split.

Unaudited pro forma consolidated financial data

The unaudited pro forma consolidated financial data reflects adjustments to our historical financial statements to reflect the transactions associated with the Company’s initial public offering. The unaudited pro forma consolidated financial data reflects a planned distribution of approximately $89.4 million of accumulated dividends in arrears on our preferred stock as of August 4, 2007, but does not give effect to the offering proceeds. The total amount of preferred stock accumulated dividends in arrears at the date of the initial public offering are expected to be approximately $93.4 million.

The unaudited pro forma liabilities and stockholder’s equity as of August 4, 2007 assumes the following:

•	The declaration and accrual of $89,405,000 of accumulated dividends in arrears on the Company’s preferred stock as of August 4, 2007, but does not give effect to the net proceeds related to the initial public offering of the Company’s common shares.

•	Conversion of all outstanding shares of the Company’s preferred stock, other than its Series III preferred stock, into an aggregate of 41,524,005 shares of common stock upon consummation of the offering.

•	The redemption of the Company’s Series III preferred stock for $4,792,000 concurrent with the closing of the offering which is paid from borrowings under the Company’s revolving credit facility.

The unaudited pro forma net income and net income per common share for fiscal 2006 and the six months ended August 4, 2007 assumes the following:

•	Conversion of all outstanding shares of the Company’s preferred stock, other than its Series III preferred stock, into an aggregate of 41,524,005 shares of common stock upon consummation of the offering.

•	The issuance of 7,666,667 shares of common stock at the initial public offering.

•	The elimination of preferred stock dividends of $14,584,000 and $7,621,000 related to fiscal 2006 and the six months ended August 4, 2007.

The unaudited pro forma liabilities and stockholders’ equity assumes the transactions summarized above had occurred on August 4, 2007. The unaudited pro forma net income and net income per common share assumes the transactions summarized above occurred at the beginning of the period for fiscal 2006 and the six months ended August 4, 2007.

2.	Summary of significant accounting policies

Fiscal year

The Company’s fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. The Company’s fiscal years ended January 29, 2005 (fiscal 2004), January 28, 2006 (fiscal 2005), and February 3, 2007 (fiscal 2006) were 52, 52, and 53 week years, respectively. The Company’s six months ended July 29, 2006 and August 4, 2007 both include 26 weeks.

Reclassifications

Certain reclassifications have been made to the fiscal year 2004 and 2005 financial statements to conform to the fiscal 2006 presentation.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less from the date of purchase.

Receivables

Receivables consist principally of amounts receivable from vendors related to allowances earned but not yet received. These receivables are computed based on provisions of the vendor agreements in place and the Company’s completed performance. Our vendors are primarily U.S.-based producers of consumer products. The Company does not require collateral on its receivables and does not accrue interest. Credit risk with respect to receivables is limited due to the diversity of vendors comprising the Company’s vendor base. The Company performs ongoing credit evaluations of its vendors and evaluates the collectibility of its receivables based on the length of time the receivable is past due and historical experience. The allowance for receivables totaled $224,000 and $422,000 as of January 28, 2006 and February 3, 2007, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined using the weighted-average cost method and includes costs incurred to purchase and distribute goods. Inventory cost also includes vendor allowances related to co-op advertising, markdowns, and volume discounts. The Company maintains reserves for lower of cost or market and shrinkage.

Fair value of financial instruments

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates their estimated fair values due to the short maturities of these instruments. The estimated fair value of the Company’s variable rate debt approximates its carrying value since the rate of interest on the variable rate debt is revised frequently based upon current LIBOR, or the lenders’ base rate.

Derivative financial instruments

All of the Company’s derivative financial instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss, the ineffective portion, on the derivative instrument, if other than inconsequential, is recognized in current earnings during the period of change. Derivatives are recorded in the consolidated balance sheets at fair value.

Property and equipment

The Company’s property and equipment are stated at cost net of accumulated depreciation and amortization. Maintenance and repairs are charged to operating expense as incurred. The Company’s assets are depreciated or amortized using the straight-line method, over the shorter of their estimated useful lives or the expected lease term as follows:

Equipment and fixtures	3 to 10 years
Leasehold improvements	10 years
Electronic equipment and software	3 to 5 years

The Company capitalizes costs incurred during the application development stage in developing or obtaining internal use software. These costs are amortized over the estimated useful life of the software.

The Company capitalizes interest related to construction projects and depreciates that amount over the lives of the related assets.

The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of equipment and leasehold improvements or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted sum of expected future operating cash flows during their holding period to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charges to be recorded are calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Customer loyalty program

The Company maintains several customer loyalty programs. The Company’s national program provides reward point certificates for free beauty products. Customers earn purchased-based reward points and redeem the related reward certificate during specific promotional periods during the year. The Company is also piloting a loyalty program in several markets in which customers earn purchased-based points on an annual basis which can be redeemed at any time. The Company accrues the anticipated redemptions related to these programs at the time of the initial purchase based on historical experience. The accrued liability related to both of the loyalty programs at January 28, 2006 and February 3, 2007 was $1,293,000 and $2,808,000, respectively. The cost of these programs, which was $3,108,000, $4,369,000, and $6,660,000 in fiscal 2004, 2005, and 2006, respectively, is included in cost of sales on the consolidated statements of income.

Deferred rent

Many of the Company’s operating leases contain predetermined fixed increases of the minimum rental rate during the lease. For these leases, the Company recognizes the related rental expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty, and records the difference between the amounts charged to expense and the rent paid as deferred rent. The lease term commences on the earlier of the date when the Company becomes legally obligated for rent payments or the date the Company takes possession of the leased space.

As part of many lease agreements, the Company receives construction allowances from landlords for tenant improvements. These leasehold improvements made by the Company are capitalized and amortized over the shorter of their estimated useful lives or the lease term. The construction allowances are recorded as deferred rent and amortized on a straight-line basis over the lease term as a reduction of rent expense.

Revenue recognition

Net sales include merchandise sales and salon service revenue. Revenue from merchandise sales at stores is recognized at the time of sale, net of estimated returns. E-commerce sales are recorded upon the shipment of merchandise. Salon revenue is recognized when services are rendered. Revenues from gift cards are deferred and recognized when redeemed. Company coupons and other incentives are recorded as a reduction of net sales. State sales taxes are presented on a net basis as the Company considers itself a pass-through conduit for collecting and remitting state sales tax.

Vendor allowances

The Company receives allowances from vendors in the normal course of business including advertising and markdown allowances, purchase volume discounts and rebates, and reimbursement for defective merchandise, and certain selling and display expenses.

Substantially all vendor allowances are recorded as a reduction of the vendor’s product cost and are recognized in cost of sales as the product is sold.

Advertising

Advertising expense consists principally of paper, print, and distribution costs related to the Company’s advertising circulars. The Company expenses the production and distribution costs related to its advertising circulars in the period the related promotional event occurs. As of January 28, 2006 and February 3, 2007, all advertising costs had been expensed. Total advertising costs, exclusive of incentives from vendors and start-up advertising expense, amounted to $30,108,000, $34,829,000 and $43,383,000 for fiscal 2004, 2005, and 2006, respectively.

Pre-opening expenses

Non-capital expenditures incurred prior to the grand opening of a new store are charged against earnings as incurred.

Cost of sales

Cost of sales includes the cost of merchandise sold including all vendor allowances, which are treated as a reduction of merchandise costs; warehousing and distribution costs including labor and related benefits, freight, rent, depreciation and amortization, real estate taxes, utilities, and insurance; store occupancy costs including rent, depreciation and amortization, real estate taxes, utilities, repairs and maintenance, insurance, licenses, and cleaning expenses; salon payroll and benefits; and shrink and inventory valuation reserves.

Selling, general, and administrative expenses

Selling, general, and administrative expenses includes payroll, bonus, and benefit costs for retail and corporate employees; advertising and marketing costs; occupancy costs related to our corporate office facilities; public company expense including Sarbanes-Oxley compliance expenses; stock-based compensation expense; depreciation and amortization for all assets except those related to our retail and warehouse operations which is included in cost of sales; and legal, finance, information systems and other corporate overhead costs.

Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes and the amounts reported were derived using the enacted tax rates in effect for the year the differences are expected to reverse.

Share-based compensation

Effective January 29, 2006, the Company adopted the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123(R)). Pursuant to SFAS 123(R), share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite service period for awards expected to vest. As a non-public entity that previously used the minimum value method for pro forma disclosure purposes under SFAS 123, the Company was required to adopt the prospective method of accounting under SFAS 123(R). Under this transitional method, the Company is required to record compensation expense in the consolidated statements of income for all awards granted after the adoption date and to awards modified, repurchased or cancelled after the adoption date using the fair value provisions of SFAS 123(R).

Prior to January 29, 2006, the Company accounted for share-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (APB 25). Under the provisions of APB 25, no compensation expense was recognized when stock options were granted with exercise prices equal to or greater than market value at the grant date. Prior period pro forma net income and earnings per share amounts are not presented in accordance with the provisions of SFAS 123(R).

During fiscal 2006, the Company recorded $665,000 of share-based compensation expense pursuant to the provisions of SFAS 123(R), and recognized $2,807,000 of compensation expense pursuant to APB 25 (see Note 11).

Self-insurance

The Company is self-insured for certain losses related to employee health and workers’ compensation although stop loss coverage with third-party insurers is maintained to limit the Company’s liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors, and actuarial assumptions. Should a different amount of liabilities develop compared to what was estimated, reserves may need to be adjusted accordingly in future periods.

Net income per common share

Basic net income per common share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share includes dilutive common stock equivalents, using the treasury stock method, and assumes that the convertible preferred shares outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly, except when the effect would be antidilutive.

Comprehensive income

Comprehensive income is comprised of net income and gains and losses from derivative instruments designated as cash flow hedges, net of tax. Total comprehensive income is as follows:

	Year ended			Six months ended
	January 29,	January 28,	February 3,	July 29,	August 4,
(Dollars in thousands)	2005	2006	2007	2006	2007

				(unaudited)

Net income	$9,460	$15,969	$22,543	$9,264	$7,525
Unrealized gain (loss) on interest rate swap hedge, net of tax	634	427	68	63	(95)

Comprehensive income	$10,094	$16,396	$22,611	$9,327	$7,430

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on February 4, 2007. The adoption had no effect on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 to have a material effect on the Company’s consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. The adoption of SAB 108 by the Company as of February 3, 2007, did not have any impact on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits all entities to choose to measure eligible items at fair value on specified election dates. The associated unrealized gains and losses on the items for which the fair value option has been elected shall be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Currently, the Company is not able to estimate the impact SFAS 159 will have on its consolidated financial statements.

3.	Property and equipment

Property and equipment consist of the following:

	January 28,	February 3,
(Dollars in thousands)	2006	2007

Equipment and fixtures	$88,431	$107,033
Leasehold improvements	100,447	119,750
Electronic equipment and software	32,059	45,701
Construction-in-progress	6,212	7,006

	227,149	279,490
Less accumulated depreciation and amortization	(94,146)	(117,410)

Property and equipment, net	$133,003	$162,080

For the fiscal years 2004, 2005, and 2006, the Company capitalized interest of $0, $280,000, and $399,000, respectively.

4.	Commitments and contingencies

Leases

The Company leases stores, distribution facilities, and certain equipment. Original noncancelable lease terms range from three to ten years, and store leases generally contain renewal options for additional years. A number of the Company’s store leases provide for contingent rentals based upon sales. Contingent rent amounts were insignificant in fiscal 2004, 2005, and 2006. Total rent expense under operating leases was $28,443,000, $34,564,000, and $41,135,000 in fiscal 2004, 2005, and 2006, respectively.

Future minimum lease payments under operating leases as of February 3, 2007, are as follows:

Fiscal year	Operating
(Dollars in thousands)	leases

2007	$53,494
2008	58,161
2009	56,865
2010	51,262
2011	45,966
2012 and thereafter	155,893

Total minimum lease payments	$421,641

Included in the operating lease schedule above is $95,280,000 of minimum lease payments for stores that will open in fiscal 2007.

Litigation

The Company is involved from time to time in legal proceedings and claims arising in the normal conduct of its business. Although the outcome of any pending legal proceeding or claim cannot be predicted with certainty, management believes that the ultimate resolution of such claims would not have a material effect on the Company’s financial position or results of operations.

5.	Accrued liabilities

Accrued liabilities consist of the following:

	January 28,	February 3,
(Dollars in thousands)	2006	2007

Accrued payroll, bonus, and employee benefits	$7,316	$13,728
Accrued vendor liabilities	4,168	6,110
Accrued customer liabilities	5,536	6,921
Accrued taxes, other	3,750	4,944
Other accrued liabilities	5,726	6,901

Accrued liabilities	$26,496	$38,604

6.	Income taxes

The provision for income taxes consists of the following:

	Year ended
	January 29,	January 28,	February 3,
(Dollars in thousands)	2005	2006	2007

Current:
Federal	$4,513	$11,790	$15,165
State	727	1,562	2,102

Total current	5,240	13,352	17,267
Deferred:
Federal	852	(2,523)	(2,228)
State	109	(325)	(808)

Total deferred	961	(2,848)	(3,036)

Provision for income taxes	$6,201	$10,504	$14,231

A reconciliation of the federal statutory rate to the Company’s effective tax rate is as follows:

	Year ended
	January 29,	January 28,	February 3,
	2005	2006	2007

Federal statutory rate	35.0%	35.0%	35.0%
State effective rate, net of federal tax benefit	4.4	4.5	3.4
Other	0.2	0.2	0.3

Effective tax rate	39.6%	39.7%	38.7%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	January 28,	February 3,
(Dollars in thousands)	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$1,078	$1,433
Property and equipment	—	633
Accrued liabilities	947	946
Inventory valuation	158	86
Employee benefits	1,594	1,350
Reserves not currently deductible	5,676	10,360

Total deferred tax assets	9,453	14,808
Deferred tax liabilities:
Property and equipment	742	—
Deferred rent and construction allowances	1,847	5,271

Total deferred tax liabilities	2,589	5,271

Valuation allowance	(363)	—

Net deferred tax asset	$6,501	$9,537

At February 3, 2007, the Company had net operating loss carryforwards (NOLs) for federal and state income tax purposes of approximately $2,640,000 and $10,700,000, respectively, which expire between 2007 and 2013. Based on Internal Revenue Code Section 382 relating to changes in ownership of the Company, utilization of the federal NOLs is subject to an annual limitation of $440,000 for federal NOLs created prior to April 1, 1997.

The Company adopted the provisions of FIN 48 on February 4, 2007. The adoption had no effect on the Company’s consolidated financial position or results of operations. The Company does not currently maintain a liability for unrecognized tax benefits. The Company’s policy is to recognize income tax-related interest and penalties as part of income tax expense. Income tax-related interest and penalties recorded in the consolidated financial statements was $0 for all periods presented. The Company conducts business only in the United States. Accordingly, the tax years that remain open to examination by U.S. federal, state, and local tax jurisdictions is generally three years, or fiscal 2004, 2005, and 2006.

7.	Notes payable

The Company’s credit facility is with LaSalle Bank National Association as the administrative agent, Wachovia Capital Finance Corporation as collateral agent, and JP Morgan Chase Bank as documentation agent. This facility provides maximum credit of $100,000,000 and a $50,000,000 accordion option through May 31, 2010. The credit facility agreement contains a restrictive financial covenant on tangible net worth. Substantially all of the Company’s assets are pledged as collateral for outstanding borrowings under the facility. Outstanding borrowings bear interest at the prime rate or the Eurodollar rate plus 1.25% up to $50,000,000 and 1.50% thereafter. The advance rates on owned inventory are 80% (85% from September 1 to January 31). The interest rate on the outstanding borrowings as of January 28, 2006 and February 3, 2007, was 6.146% and 7.025%, respectively. The Company had approximately $49,045,000 and $48,937,000 of availability as of January 28, 2006 and February 3, 2007, respectively, excluding the accordion option.

The Company has an ongoing letter of credit that renews annually in October, the balance of which was $326,000 at January 28, 2006 and February 3, 2007.

At August 4, 2007, the Company has classified $55,038,000 of outstanding borrowings under the facility as long-term as this is the minimum amount that the Company believes will remain outstanding for an uninterrupted period over the next year.

8.	Financial instruments

On December 31, 2001, the Company entered into an interest rate swap agreement with a notional amount of $25,000,000 that qualified as a cash flow hedge to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. The swap expired on December 29, 2006. The swap resulted in fixed rate payments at an interest rate of 5.185%.

On January 31, 2007, the Company entered into an interest rate swap agreement under the original master agreement, with a notional amount of $25,000,000 and a term of three years with fixed interest rate payments at an interest rate of 5.11%.

At January 28, 2006 and February 3, 2007, the interest rate swap had a negative fair value of $80,000 and a positive fair value of $32,000, respectively. The increase in market value during fiscal 2004, 2005, and 2006 related to the effective portion of the cash flow hedges were recorded as an unrecognized gain (loss) in the other comprehensive income section of stockholders’ equity in the consolidated balance sheets. Amounts related to any ineffectiveness are recorded as interest expense.

Interest rate differentials paid or received under this agreement are recognized as adjustments to interest expense. The Company does not hold or issue interest rate swap agreements for trading purposes. In the event that a counterparty fails to meet the terms of the interest rate swap agreement, the Company’s exposure is limited to the interest rate differential. The Company manages the credit risk of counterparties by dealing only with institutions that the Company considers financially sound. The Company considers the risk of nonperformance to be remote.

9.	Preferred stock

The following series of Preferred Stock were outstanding at January 28, 2006 and February 3, 2007:

	Series (Dollars in thousands, except per share data)
Preferred stock	I	II	III	IV	V	V-1

	4/01/97,				12/18/00,
	5/30/97,				7/10/01,	12/18/00
Issuance date	and 2/2/05	4/1/97	4/1/97	7/29/98	and 2/2/02	and 7/10/01

Shares issued	16,915,231	7,634,207	4,792,302	19,183,653	17,797,640	4,570,319
Gross proceeds	$16,418	$—	$—	$19,757	$25,495	$6,855

January 28, 2006
Shares outstanding	16,915,231	7,634,207	4,792,302	19,145,558	21,447,959	920,000
Dividends in arrears	$23,461	$—	$—	$23,136	$19,819	$784
Liquidation value	$40,410	$76,342	$4,792	$43,227	$51,991	$2,164
February 3, 2007
Shares outstanding	16,915,231	7,634,207	4,792,302	19,145,558	21,447,959	920,000
Dividends in arrears	$27,738	$—	$—	$27,711	$25,322	$1,013
Liquidation value	$44,687	$76,342	$4,792	$47,802	$57,494	$2,393

Restrictions

Agreements entered into as part of the sale of Preferred Stock contain restrictive covenants, the most restrictive of which limit the payment of dividends, require approval by the Board of Directors for significant capital expenditures, restrict the issuance of debt or additional shares of Preferred Stock, and the issuance or redemption of Common Stock other than shares issued to employees of the Company pursuant to the Amended and Restated Restricted Stock Plan or its Stock Option Plans (see Note 11).

Cumulative dividends

Dividends accrue on each share of Series I, Series IV, Series V, and Series V-1 Preferred Stock at 10% per annum of the Liquidation Value thereof from and including the date of issuance. Dividends do not accrue on shares of Series II Preferred Stock unless the Company’s Board of Directors adopts a resolution authorizing the accrual of dividends on such shares, in which case dividends shall accrue on each share at 10% per annum of the Liquidation Value thereof from the date specified in such authorizing resolution. All dividends on account of Series I, Series IV,

Series V, Series V-1, and, if applicable, Series II Preferred Stock shall accrue and accumulate whether or not they have been declared and whether or not there are profits, surpluses, or other funds of the Company legally available for the payment of dividends. No dividends shall accrue on, or with respect to, any shares of Series III Preferred Stock. No dividends shall be paid unless approved by the Board of Directors.

Voting, conversion, and liquidation rights

Holders of Series I, Series II, Series IV, Series V, and Series V-1 Preferred Stock are entitled to vote on all matters submitted to the holders of the Common Stock. Holders of Common Stock and Series I, Series II, Series IV, Series V, and Series V-1 Preferred Stock vote together as a single class. On certain matters, the holders of each class of voting Preferred Stock have the right to vote as a separate class. Each share of Common Stock is entitled to one vote, and each holder of shares of Series I, Series II, Series IV, Series  V, and Series V-1 Preferred Stock is entitled to the number of votes equal to the largest number of full shares of Common Stock into which the shares of Series I, Series II, Series IV, Series V, and Series V-1 Preferred Stock held by such holder could be converted.

Holders of Series I, Series II, Series IV, Series V, and Series V-1 Preferred Stock may convert all, or a portion, of their shares into Common Stock. The number of common shares to be issued upon conversion is computed by multiplying the number of shares of Series I or Series II Preferred Stock to be converted by 1.002, the number of shares of Series IV Preferred Stock to be converted by 1.05, and the number of shares of Series V and Series V-1 Preferred Stock to be converted by 1.50, and dividing the result by the conversion price then in effect. The conversion price for Series I and Series II Preferred stock is $1.002. The conversion price for Series IV Preferred Stock is $1.05. The conversion Price for Series V and Series V-1 Preferred Stock is $1.50. In the event the Company subdivides or combines shares of its common stock, the conversion price in effect immediately prior to such subdivision or combination will be proportionately reduced or increased, respectively.

All Preferred Stock has preference over Common Stock in the event the Company is liquidated. Distribution to holders of Preferred Stock upon liquidation would be made in the following order: (1) Liquidation Value of Series V Preferred Stock and Series V-1 Preferred Stock, (2) Liquidation Value of Series I Preferred Stock and Series IV Preferred Stock, (3) Liquidation Value of Series II Preferred Stock (excluding accrued and unpaid dividends), (4) Liquidation Value of Series III Preferred Stock, and (5) accrued and unpaid dividends on Series II Preferred Stock.

Redemption rights

Upon a qualified public offering or sale of the Company, all Series III Preferred Stock must be redeemed. The Company has determined that the Series III Preferred Stock should be presented in the mezzanine section of the balance sheet as provided by guidance contained in EITF Topic D-98, “Classification and Measurement of Redeemable Securities.” Under this guidance, classification in the permanent equity section is not considered appropriate because the Series III Preferred Stock is redeemable upon majority vote of the board of directors to sell the Company or authorize a qualified public offering and such board is controlled by the preferred security holders.

10.	Common stock

The Company has the following shares of common stock with a par value of $.0158 per share authorized, reserved, and outstanding at February 3, 2007:

Common stock authorized	67,308,000

Common stock reserved for:
Conversion of Series I Preferred Stock	10,875,160
Conversion of Series II Preferred Stock	4,824,819
Conversion of Series IV Preferred Stock	12,124,069
Conversion of Series V Preferred Stock	14,220,000
Conversion of Series V-1 Preferred Stock	2,907,200
Exercise of options	10,004,532
Exercise of consultant options	331,800

Total common stock reserved	55,287,580

Total common stock outstanding	7,167,183

11.	Share-based awards

Amended and Restated Restricted Stock Option Plan

The Company has an Amended and Restated Restricted Stock Option Plan (the Amended Plan), principally to compensate and provide an incentive to key employees and members of the Board of Directors, under which it may grant options to purchase Preferred Stock and Common Stock. Options generally are granted with the exercise price equal to the fair value on the date of grant. Options vest over four years at the rate of 25% per year from the date of issuance and must be exercised within the earlier to occur of 14 years from the date of grant or the maximum period allowed by applicable state law.

2002 Equity Incentive Plan

In April 2002, the Company adopted the 2002 Equity Incentive Plan (the 2002 Plan) to attract and retain the best available personnel for positions of substantial authority and to provide additional incentive to employees, directors, and consultants to promote the success of the Company’s business. Options granted on or after April 26, 2002, were granted pursuant to the 2002 Plan. The 2002 Plan incorporates several important features that are typically found in agreements adopted by companies that report their results to the public. First, the maximum term of an option was reduced from 14 to ten years in order to comply with various state laws. Second, the 2002 Plan provided more flexibility in the vesting period of options offered to grantees. Third, the 2002 Plan allowed for the offering of incentive stock options to employees in addition to nonqualified stock options. Unless provided otherwise by the administrator of the 2002 Plan, options vest over four years at the rate of 25% per year from the date of grant. Options are granted with the exercise price equal to the fair value on the date of grant.

2007 Incentive Award Plan

In July 2007, the Company adopted the 2007 Incentive Award Plan (the 2007 Plan). The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights (SARs), and other types of awards to employees, consultants, and directors. Following its adoption, awards are only being made under the 2007 Plan, and no further awards will be made under the Amended Plan and the 2002 Plan. The 2007 Plan reserves for issuance upon grant or exercise of awards up to 4,108,000 shares of our common stock plus any shares which are not issued under the prior plans.

The Company estimates the grant date fair value of stock options using a Black-Scholes valuation model using the following weighted-average assumptions for fiscal 2004, 2005, and 2006 are as follows:

	2004	2005	2006

Volatility rate	—	—	45%
Average risk-free interest rate	4.70%	4.30%	4.79%
Average expected life (years)	7.0	7.0	5.5
Dividend yield	None	None	None

An additional assumption included in our Black-Scholes valuation model is the fair value of the Company’s shares, which is determined by our board of directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm. The expected volatility is based on the historical volatility of a peer group of publicly-traded companies. The risk free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant for the respective expected life of the option. The expected life represents the time the options granted are expected to be outstanding. The Company has elected to use the shortcut approach in accordance with SAB 107, Share-Based Payment, to develop the expected life. The weighted-average grant date fair value of options granted in fiscal 2006 was $2.67.

The Company recognizes compensation cost related to the stock options on a straight-line method over the requisite service period.

At February 3, 2007, there was approximately $2,600,000 of total unrecognized compensation cost related to unvested options. The cost is expected to be recognized over a weighted-average period of approximately three years.

The Company granted 958,112 stock options during the six months ended August 4, 2007, the majority of which were granted in July, 2007. The weighted-average grant date fair value of options granted in fiscal 2007 was $7.07. At August 4, 2007, there was approximately $8,700,000 of unrecognized compensation expense related to unvested options of which $4,800,000 and $3,900,000 is related to performance-vesting and service-vesting stock options, respectively.

A summary of the status of the Company’s stock option activity under the Amended Plan and 2002 Plan is presented in the following table:

	Common stock options
	January 29, 2005		January 28, 2006		February 3, 2007
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
Options outstanding	Shares	price	Shares	price	Shares	price

Beginning of year	5,318,118	$1.04	6,171,820	$1.38	6,138,618	$1.61
Granted	1,310,154	2.61	829,699	3.32	1,330,360	6.21
Exercised	(158,948)	0.32	(485,565)	0.76	(2,882,332)	1.07
Canceled	(297,504)	1.36	(377,336)	2.34	(464,974)	1.52

End of year	6,171,820	$1.38	6,138,618	$1.61	4,121,672	$3.49

Exercisable at end of year	3,775,761	$0.88	4,051,185	$1.07	2,049,508	$2.32

	Preferred stock options
	January 29, 2005		January 28, 2006		February 3, 2007
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
Options outstanding	Shares	price	Shares	price	Shares	price

Beginning of year	146,130	$0.10	146,130	$0.10	—	—
Exercised	—	—	(146,130)	0.10	—	—

End of year	146,130	$0.10	—	—	—	—

Exercisable at end of year	146,130	$0.10	—	—	—	—

The Company recognized $209,000, $169,000, and $25,000 of stock compensation expense during fiscal 2004, 2005, and 2006, respectively, for options granted during fiscal years 2001 and 2002 under the Amended Plan. The stock compensation charge reflected in the consolidated financial statements represents the difference at the measurement date between the exercise price and the deemed fair value of the Common Stock underlying the options. This amount has been fully amortized at February 3, 2007.

Included in the grants for the year ended February 3, 2007, are 252,800 performance-based options whose vesting is contingent upon an initial public offering of the Company’s common stock. The fair value of these grants was estimated on the date of the grant using the Black-Scholes valuation model as described above. No compensation cost is recognized for these options until it is probable the performance measure will be achieved.

During the year ended February 3, 2007, two former officers of the Company exercised vested options for 283,543 shares of common stock, which were immediately repurchased by the Company for $2,489,000. Compensation expense was recognized for this amount which represents the excess of the fair value of the common stock over the exercise price of the options.

Restricted Stock Option Plan—Consultants

During fiscal 1999, the Company established a Restricted Stock Option Plan—Consultants (the Consultant Plan) under which the Company may grant options to purchase Common Stock to various consultants who, from time to time, provide critical services to the Company. Options are granted with the exercise price equal to the fair value on the date of grant. Options vest over varying time periods depending on the arrangement with each consultant and must be exercised within 4 years and 90 days from the date of grant.

A summary of the status of the Company’s stock option activity under the Consultant Plan as of January 28, 2006 and February 3, 2007, is presented in the following table:

	Common stock options
	January 29, 2005		January 28, 2006		February 3, 2007
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
Options outstanding	Shares	price	Shares	price	Shares	price

Beginning of year	200,976	$0.79	53,720	$1.11	13,430	$1.11
Exercised	—	—	(40,290)	1.11	(13,430)	1.11
Canceled	(147,256)	0.68	—	—	—	—

End of year	53,720	$1.11	13,430	$1.11	—	—

Exercisable at end of year	26,860	$1.11	—	—	—	—

The following table presents information related to options outstanding and options exercisable at February 3, 2007, under the Amended and 2002 Plans based on ranges of exercise prices:

	Options outstanding			Options exercisable
		Weighted-			Weighted-
		average	Weighted-		average	Weighted-
		remaining	average		remaining	average
Range of	Number	contractual	exercise	Number	contractual	exercise
exercise prices	of options	life	price	of options	life	price

$0.02 - 0.17	145,405	7	$0.16	145,405	7	$0.16
0.18 - 1.11	543,265	9	0.98	543,265	9	0.98
1.12 - 2.61	1,431,575	8	2.45	898,559	8	2.37
2.62 - 4.11	1,467,387	11	3.72	399,079	11	3.76
4.12 - 9.18	534,040	11	9.18	63,200	11	9.18

	4,121,672	10	$3.49	2,049,508	9	$2.32

Amended and restated restricted stock plan

During 2004, the Company issued 442,400 restricted common shares with a fair value of $2.61 per share at the date of grant to certain directors pursuant to the Amended Plan. The restricted shares cannot be sold or otherwise transferred during the vesting period, which ranges from three to four years from the issuance date. The Company retains a reacquisition right in the event the director ceases to be a member of the Board of Directors of the Company under certain conditions. The awards are expensed on a straight-line basis over the vesting period. A summary of restricted stock activity under the plan is as follows:

		Weighted-
		average
		grant date
	Shares	fair value

Nonvested at January 28, 2006	252,800	$2.61
Vested	110,600	2.61

Nonvested at February 3, 2007	142,200	$2.61

The compensation expense recorded was $425,000, $299,000, and $293,000 in fiscal 2004, 2005, and 2006, respectively. There was $136,000 of unearned compensation cost related to the restricted shares granted under the plan at February 3, 2007. The cost is expected to be recognized over a weighted-average period of one year.

12.  Net income per common share

The following is a reconciliation of net income and the number of shares of common stock used in the computation of net income per basic and diluted share:

(Dollars in thousands,	Year ended			Six months ended
except per common share	January 29,	January 28,	February 3,	July 29,	August 4,
data)	2005	2006	2007	2006	2007

				(unaudited)

Numerator for diluted net income per common share—net income	$9,460	$15,969	$22,543	$9,264	$7,525
Convertible preferred shares—dividends	11,692	12,922	14,584	6,971	7,621

Numerator for basic net income (loss) per common share	$(2,232)	$3,047	$7,959	$2,293	$(96)

(Dollars in thousands,	Year ended			Six months ended
except per common share	January 29,	January 28,	February 3,	July 29,	August 4,
data)	2005	2006	2007	2006	2007

				(unaudited)

Denominator for basic net income (loss) per share weighted-average common shares	3,180,611	4,094,233	5,770,601	4,823,169	7,289,310
Dilutive effect of stock options and nonvested stock	—	2,350,219	2,398,188	2,275,393	—
Dilutive effect of convertible preferred stock	—	41,751,788	41,751,788	41,751,788	—

Denominator for diluted net income (loss) per common share	3,180,611	48,196,240	49,920,577	48,850,350	7,289,310
Net income (loss) per common share:
Basic	$(0.70)	$0.74	$1.38	$0.48	$(0.01)
Diluted	$(0.70)	$0.33	$0.45	$0.19	$(0.01)

Pro forma numerator for basic and diluted net income available to common stockholders			$22,543		$7,525

Pro forma basic weighted average shares outstanding:
Basic weighted average shares outstanding			5,770,601		7,289,310
Conversion of preferred stock into common stock			41,751,788		41,524,005
Common shares issued in offering			7,666,667		7,666,667

Pro forma denominator for basic net income per common share			55,189,056		56,479,982

(Dollars in thousands,	Year ended			Six months ended
except per common share	January 29,	January 28,	February 3,	July 29,	August 4,
data)	2005	2006	2007	2006	2007

				(unaudited)

Pro forma diluted weighted average shares outstanding:
Diluted weighted average shares outstanding			49,920,577		50,999,070
Common shares issued in offering			7,666,667		7,666,667

Pro forma denominator for diluted net income per common share			57,587,244		58,665,737

Pro forma net income per common share:
Pro forma basic			$0.41		$0.13
Pro forma diluted			$0.39		$0.13

The denominator for diluted net income per common share for fiscal 2005 and 2006 excludes 819,587 and 679,400 employee options, respectively, due to their anti-dilutive effects. Fiscal 2006 also excludes 252,800 of employee options which vest upon future performance criteria. The denominator for diluted net income per common share for fiscal 2004 excludes 2,305,312 employee options and 41,683,509 shares of cumulative preferred shares due to their anti-dilutive effects.

The denominator for diluted net income per common share for the six months ended August 4, 2007 excludes 2,151,776 stock options and nonvested stock and 41,524,005 shares of convertible preferred shares due to their anti-dilutive effects.

13.  Employee benefit plan

The Company provides a 401(k) retirement plan covering all employees who qualify as to age, length of service, and hours employed. In fiscal 2004, 2005, and 2006, the plan was funded through employee contributions and a Company match of 40% of the first 3% of employee contributions. For fiscal years 2004, 2005, and 2006, the Company match was $250,000, $256,000, and $300,000, respectively.

14.  Related-party transactions

During fiscal 1997, 1998, and 2001, certain officers of the Company were issued shares of Series V, IV, and I Preferred Stock, respectively, in exchange for promissory notes. These notes bear interest at a rate of 6.85% per annum and are due and payable at the earlier of 90 days after termination of employment or various dates through November 4, 2007, subject to certain exceptions.

During fiscal 2006, an officer of the Company entered into a promissory note for $4,094,000 in exchange for exercising options for 1,896,000 common shares amounting to $1,680,000 and payment of tax withholding of $2,414,000 by the Company on behalf of the officer. The note bears interest at a rate of 5.06% per annum and is due at the earlier of an initial public offering of the Company’s common stock or five years from issuance date.

As of January 28, 2006 and February 3, 2007, the outstanding amount on these loans was $373,000 and $4,467,000, respectively. These notes receivable are reflected as a reduction of equity in the accompanying consolidated statements of stockholders’ equity.

15.	Subsequent events (unaudited)

On June 29, 2007, the Company amended its existing credit agreement with its bank group. The terms of the credit agreement were modified to increase the maximum credit from $100 million to $150 million and maintain a $50 million accordion option and extend the expiration of the agreement, by one additional year, to May 31, 2011. Outstanding borrowings bear interest at the prime rate or Eurodollar rate plus 1.00% up to $100 million and 1.25% thereafter. Debt covenants, collateral, and advance rates are consistent with the previous agreement.

The related party note receivable of $4,094,000 was paid in full on June 29, 2007.

In June 2007, the Company finalized a lease for a second distribution facility located in Phoenix, Arizona. The lease expires in March 2019. Minimum lease payments, excluding CAM, insurance, and real estate taxes, are approximately $18.4 million over the lease term.

In April 2007, the Company finalized a lease for additional office space in Romeoville, Illinois. The lease expires in August 2018. Minimum lease payments, excluding CAM, insurance, and real estate taxes, are approximately $15.6 million over the lease term.

16.	Valuation and qualifying accounts

	Balance at	Charged to			Balance
Description	beginning	costs and			at end of
(Dollars in thousands)	of period	expenses	Deductions		period

Year ended February 3, 2007
Allowance for doubtful accounts	$224	$338	$(140	)(1)	$422
Shrink reserve	722	2,003	(1,720)		1,005
Inventory—lower of cost or market reserve	758	359	(416)		701
Year ended January 28, 2006
Allowance for doubtful accounts	55	169	—		224
Shrink reserve	829	2,246	(2,353)		722
Inventory—lower of cost or market reserve	612	758	(612)		758
Year ended January 29, 2005
Allowance for doubtful accounts	33	65	(43	)(1)	55
Shrink reserve	2,093	5,215	(6,479)		829
Inventory—lower of cost or market reserve	2,013	612	(2,013)		612

(1)	Represents write-off of uncollectible accounts.

Store Locations (211 stores in 26 states)

3
1
25
5
19
9
1
4
28
6
1
1
27
4
4
2
11
6
9
1
4
7
8
3
12
10

Note: As of August 4th, 2007.

Through and including          , 2007 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ Global Select Market application fee.

Securities and Exchange Commission registration fee	$4,594
NASD filing fee	$15,461
NASDAQ Global Select Market application fee	$100,000
Blue sky qualification fees and expenses	$7,500
Printing and engraving expenses	$200,000
Legal fees and expenses	$2,000,000
Accounting fees and expenses	$1,000,000
Transfer agent and registrar fees	$25,000
Miscellaneous expenses	$200,000

Total	$3,552,555

Item 14.	Indemnification of directors and officers

Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to limit or eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of ULTA—by reason of the fact that the person is or was a director, officer, agent, or employee of ULTA, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of ULTA, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of ULTA as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to ULTA, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, provides that we shall indemnify our directors against liability to the corporation or stockholders to the fullest extent permissible under the DGCL. Our Amended and Restated Bylaws, attached as Exhibit 3.2 hereto, provides that we shall indemnify our directors, officers and those serving at the request of the corporation to the fullest extent permissible under the DGCL, including in circumstances in which indemnification is otherwise discretionary under the DGCL. We also intend to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

The underwriting agreement, a form of which is attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15. Recent sales of unregistered securities

The number of shares of our common stock and preferred stock, and the number of shares of common stock subject to options and related exercise prices set forth below have been adjusted to reflect the reverse stock split described under the heading “Description of capital stock — Reverse stock split” in Part I of this registration statement.

Since May 31, 2004, we have issued unregistered securities in the transactions described below:

During the period beginning May 31, 2004 through September 26, 2007, we granted stock options relating to our common stock to employees, directors and consultants under the 2002 Plan for an aggregate of 3,870,883 shares of common stock at a weighted average exercise price of $7.97 per share.

During the period beginning May 31, 2004 through September 26, 2007, we issued an aggregate of 3,857,178 shares of common stock to current and former employees, directors and consultants of the company upon exercise of vested stock options. The shares were issued at a weighted average exercise price of $1.12 per share for an aggregate purchase price of $4,320,393.

On June 21, 2004, we issued 316,000 shares of common stock to one of our directors, Dennis Eck, pursuant to a restricted stock agreement under which 100% of the shares were vested as of May 1, 2007. Mr. Eck did not pay any consideration for this stock.

On June 21, 2004, we issued an additional 306,424 shares of common stock to Mr. Eck in exchange for $799,999.

On June 21, 2004, we issued 126,400 shares of common stock to one of our directors, Robert DiRomualdo, pursuant to a restricted stock agreement under which 25% of the shares vest annually beginning February 26, 2005. Mr. DiRomualdo will be 100% vested with respect to this stock as of February 26, 2008. Mr. DiRomualdo did not pay any consideration for this stock.

On June 21, 2004, we issued an additional 268,121 shares of common stock to Mr. DiRomualdo in exchange for $699,999.

On November 15, 2005, we issued 30,095 shares of common stock to a new hire, Michael Lovsin, in connection with his becoming an employee of the company, in exchange for $100,000.

On December 3, 2005, we issued 30,095 shares of common stock to a new hire, Robert Santosuosso, in connection with his becoming an employee of the company, in exchange for $100,000.

On February 2, 2005, we issued 92,354 shares of Series I convertible preferred stock to Yves Sisteron upon the exercise by Mr. Sisteron of an option to purchase such shares, in exchange for $14,613.

These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2), Regulation D or Rule 701 promulgated under the Securities Act relating to sales not involving any public offering. The sales were made without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfers without registration or an applicable exemption.

Item 16. Exhibits and financial statement schedules

(a)  Exhibits.

Exhibit
number		Description of document

1	.1**	Form of Underwriting Agreement.
3	.1**	Amended and Restated Certificate of Incorporation (to be effective upon the consummation of this offering).
3	.2**	Amended and Restated Bylaws (to be effective upon the consummation of this offering).
4	.1**	Specimen Common Stock Certificate.
4	.2**	Third Amended and Restated Registration Rights Agreement between Ulta Salon, Cosmetics & Fragrance, Inc. and the stockholders party thereto (to be effective upon the consummation of this offering).
4	.3**	Second Amended and Restated Reclassification and Sale of Shares Agreement, dated as of December 18, 2000, between Ulta Salon, Cosmetics & Fragrance, Inc. and the stockholders and warrant holders party thereto.
4	.3(a)**	Amendment to the Second Amended and Restated Reclassification and Sale of Shares Agreement, dated as of May 25, 2001, between Ulta Salon, Cosmetics & Fragrance, Inc. and the stockholders party thereto.
4	.4**	Stockholder Rights Agreement.
5	.1**	Opinion of Latham & Watkins LLP.

Exhibit
number		Description of document

10	.1**	Employment Agreement, dated as of June 23, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and Lyn Kirby.
10	.2**	Secured Promissory Notes, dated as of June 30, 2006, by Lyn Kirby in favor of Ulta Salon, Cosmetics & Fragrance, Inc.
10	.3**	Employment Agreement, dated as of December 12, 2005, between Ulta Salon, Cosmetics & Fragrance, Inc. and Bruce Barkus.
10	.3(a)**	Amendment to Employment Agreement, dated as of June 28, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and Bruce Barkus
10	.4**	Restricted Stock Agreement, dated as of June 21, 2004 between Ulta Salon, Cosmetics & Fragrance, Inc. and Dennis Eck.
10	.5**	Restricted Stock Agreement, dated as of June 21, 2004 between Ulta Salon, Cosmetics & Fragrance, Inc. and Robert DiRomualdo.
10	.6**	Stock Purchase Agreement, executed on December 21, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and Charles R. Weber.
10	.7**	Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Option Plan.
10	.7(a)**	Amendment to Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Option Plan.
10	.8**	Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Plan.
10	.9**	Ulta Salon, Cosmetics & Fragrance, Inc. 2002 Equity Incentive Plan.
10	.10**	Ulta Salon, Cosmetics & Fragrance, Inc. 2007 Incentive Award Plan.
10	.11**	Lease Agreement, dated June 22, 1999, between ULTA[3] Cosmetics & Salon, Inc. and 1135 Arbor Drive Investors LLC.
10	.12**	Lease, dated September 11, 2002, between Ulta Salon, Cosmetics & Fragrance, Inc. and The Prudential Insurance Company of America.
10	.12(a)**	First Amendment to Lease, dated August 24, 2004, between Ulta Salon, Cosmetics & Fragrance, Inc. and The Prudential Insurance Company of America.
10	.13**	Lease, dated October 31, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and The Prudential Insurance Company of America.
10	.14**	Office Lease, dated as of April 17, 2007, between Ulta Salon, Cosmetics & Fragrance, Inc. and Bolingbrook Investors, LLC.
10	.15†**	Lease, effective as of June 21, 2007, by and between Southwest Valley Partners, LLC and Ulta Salon, Cosmetics & Fragrance, Inc.
10	.16**	Third Amendment and Restated Loan and Security Agreement, dated as of June 29, 2007, by and among Ulta Salon, Cosmetics & Fragrance, Inc., LaSalle Bank National Association, Wachovia Capital Finance Corporation (Central) and JPMorgan Chase Bank, N.A.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm
23	.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on October 23, 2007.

ULTA SALON, COSMETICS & FRAGRANCE, INC.

By:	/s/ Gregg R. Bodnar
Gregg R. Bodnar
Chief Financial Officer and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Lynelle P. Kirby	President, Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2007

/s/ Gregg R. Bodnar Gregg R. Bodnar	Chief Financial Officer and Assistant Secretary (Principal Financial and Accounting Officer)	October 23, 2007

* Hervé J.F. Defforey	Director	October 23, 2007

* Robert F. DiRomualdo	Director	October 23, 2007

* Dennis K. Eck	Chairman	October 23, 2007

* Gerald R. Gallagher	Director	October 23, 2007

* Terry J. Hanson	Director	October 23, 2007

* Charles Heilbronn	Director	October 23, 2007

Signature		Title	Date

* Steven E. Lebow		Director	October 23, 2007

* Yves Sisteron		Director	October 23, 2007

* By:	/s/ Gregg R. Bodnar Gregg R. Bodnar Attorney-in-Fact

EXHIBIT INDEX

Exhibit
number		Description of document

1	.1**	Form of Underwriting Agreement.
3	.1**	Amended and Restated Certificate of Incorporation (to be effective upon the consummation of this offering).
3	.2**	Amended and Restated Bylaws (to be effective upon the consummation of this offering).
4	.1**	Specimen Common Stock Certificate.
4	.2**	Third Amended and Restated Registration Rights Agreement between Ulta Salon, Cosmetics & Fragrance, Inc. and the stockholders party thereto (to be effective upon the consummation of this offering).
4	.3**	Second Amended and Restated Reclassification and Sale of Shares Agreement, dated as of December 18, 2000, between Ulta Salon, Cosmetics & Fragrance, Inc. and the stockholders and warrant holders party thereto.
4	.3(a)**	Amendment to the Second Amended and Restated Reclassification and Sale of Shares Agreement, dated as of May 25, 2001, between Ulta Salon, Cosmetics & Fragrance, Inc. and the stockholders party thereto.
4	.4**	Stockholder Rights Agreement.
5	.1**	Opinion of Latham & Watkins LLP.
10	.1**	Employment Agreement, dated as of June 23, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and Lyn Kirby.
10	.2**	Secured Promissory Notes, dated as of June 30, 2006, by Lyn Kirby in favor of Ulta Salon, Cosmetics & Fragrance, Inc.
10	.3**	Employment Agreement, dated as of December 12, 2005, between Ulta Salon, Cosmetics & Fragrance, Inc. and Bruce Barkus.
10	.3(a)**	Amendment to Employment Agreement, dated as of June 28, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and Bruce Barkus
10	.4**	Restricted Stock Agreement, dated as of June 21, 2004 between Ulta Salon, Cosmetics & Fragrance, Inc. and Dennis Eck.
10	.5**	Restricted Stock Agreement, dated as of June 21, 2004 between Ulta Salon, Cosmetics & Fragrance, Inc. and Robert DiRomualdo.
10	.6**	Stock Purchase Agreement, executed on December 21, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and Charles R. Weber.
10	.7**	Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Option Plan.
10	.7(a)**	Amendment to Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Option Plan.
10	.8**	Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Plan.
10	.9**	Ulta Salon, Cosmetics & Fragrance, Inc. 2002 Equity Incentive Plan.
10	.10**	Ulta Salon, Cosmetics & Fragrance, Inc. 2007 Incentive Award Plan.
10	.11**	Lease Agreement, dated June 22, 1999, between ULTA[3] Cosmetics & Salon, Inc. and 1135 Arbor Drive Investors LLC.
10	.12**	Lease, dated September 11, 2002, between Ulta Salon, Cosmetics & Fragrance, Inc. and The Prudential Insurance Company of America.

Exhibit
number		Description of document

10	.12(a)**	First Amendment to Lease, dated August 24, 2004, between Ulta Salon, Cosmetics & Fragrance, Inc. and The Prudential Insurance Company of America.
10	.13**	Lease, dated October 31, 2006, between Ulta Salon, Cosmetics & Fragrance, Inc. and The Prudential Insurance Company of America.
10	.14**	Office Lease, dated as of April 17, 2007, between Ulta Salon, Cosmetics & Fragrance, Inc. and Bolingbrook Investors, LLC.
10	.15†**	Lease, effective as of June 21, 2007, by and between Southwest Valley Partners, LLC and Ulta Salon, Cosmetics & Fragrance, Inc.
10	.16**	Third Amendment and Restated Loan and Security Agreement, dated as of June 29, 2007, by and among Ulta Salon, Cosmetics & Fragrance, Inc., LaSalle Bank National Association, Wachovia Capital Finance Corporation (Central) and JPMorgan Chase Bank, N.A.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm
23	.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.